++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this preliminary prospectus supplement is not complete and + +may be changed. This preliminary prospectus supplement and the accompanying + +prospectus are not an offer to sell these securities and we and the selling + +stockholders are not soliciting offers to buy these securities in any state +
+where the offer or sale is not permitted.                                     +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                                                Filed Pursuant to Rule 424(b)(5)
                                                Registration No. 333-49974

PROSPECTUS SUPPLEMENT (Subject to Completion)            Issued February 7, 2001
(To Prospectus dated February 2, 2001)

                                6,000,000 Shares
                              [LOGO of TRITONPCS]
                           Triton PCS Holdings, Inc.
                              CLASS A COMMON STOCK

                                  -----------

Triton PCS Holdings, Inc. is offering 3,500,000 shares of Class A common stock and the selling stockholders are offering 2,500,000 shares of Class A common stock.

                                  -----------

Triton PCS Holdings, Inc.'s Class A common stock is listed on the Nasdaq National Market under the symbol "TPCS." On February 6, 2001, the reported last sale price of the Class A common stock on the Nasdaq National Market was $42 per share.

                                  -----------

Investing in the Class A common stock involves risks. See "Risk Factors" beginning on page S-8 of this prospectus supplement.

                                  -----------

                               PRICE $   A SHARE

                                  -----------

                               Underwriting       Proceeds to       Proceeds to
               Price to        Discounts and      Triton PCS          Selling
                Public          Commissions      Holdings, Inc.    Stockholders
               --------        -------------    ---------------    ------------
Per
 Share....       $                 $                 $                 $
Total.....      $                 $                 $                 $

The selling stockholders have granted the underwriters the right to purchase up to an additional 900,000 shares to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers
on      , 2001.

                                  -----------

MORGAN STANLEY DEAN WITTER__________________________________SALOMON SMITH BARNEY

FIRST UNION SECURITIES, INC.

                                                           ROBERT W. BAIRD & CO.

       , 2001

                               TABLE OF CONTENTS

                                      Page
                                      ----
       Prospectus Supplement
Special Note Regarding Forward-
 Looking Statements.................    ii
Prospectus Supplement Summary.......   S-1
Risk Factors........................   S-8
Use of Proceeds.....................  S-19
Capitalization......................  S-20
Dilution............................  S-21
Dividend Policy.....................  S-22
Price Range of Class A Common
 Stock..............................  S-22
Selected Historical Consolidated
 Financial Data.....................  S-23
Management's Discussion and Analysis
 of Financial Condition and Results
 of Operations......................  S-25
Business............................  S-35
Management..........................  S-55
Certain Relationships and Related
 Transactions.......................  S-57
Principal and Selling Stockholders..  S-64
Description of Certain
 Indebtedness.......................  S-66
Certain United States Federal Tax
 Considerations for Non-U.S.
 Holders............................  S-71
Underwriters........................  S-75
Legal Matters.......................  S-77
Experts.............................  S-77
Index to Financial Statements.......   F-1

                                     Page
                                     ----
            Prospectus
Prospectus Summary.................    1
Risk Factors.......................    3
Use of Proceeds....................   13
Ratio of Earnings to Combined Fixed
 Charges and Preferred Stock
 Dividends.........................   13
Description of Capital Stock.......   14
Description of Warrants and Other
 Rights............................   19
Selling Stockholders...............   20
Plan of Distribution...............   22
Legal Matters......................   23
Experts............................   23
Where You Can Find More
 Information.......................   23
Information Incorporated by
 Reference.........................   23

                               ----------------

   This document is in two parts. The first part is this prospectus supplement, which describes the terms of the offering of Class A common stock and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into the accompanying prospectus. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to the Class A common stock. To the extent there is a conflict between the information contained in this prospectus supplement, on the one hand, and the information contained in the accompanying prospectus or any document incorporated by reference, on the other hand, the information in this prospectus supplement shall control.

   You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with information that is different from that contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We are offering to sell the Class A common stock only where offers and sales are permitted. The information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate only as of the dates of this prospectus supplement and the accompanying prospectus, regardless of the time of delivery of this prospectus supplement and the accompanying prospectus, or of any sale of the Class A common stock.

                               ----------------

   Triton PCS Holdings, Inc. is a Delaware corporation. Our principal executive offices are located at 1100 Cassatt Road, Berwyn, Pennsylvania 19312, and our telephone number at that address is (610) 651-5900. Our World Wide Web site address is http://www.tritonpcs.com. The information in our website is not part of this prospectus supplement.

   In this prospectus supplement, "Triton," "we," "us" and "our" refer to Triton PCS Holdings, Inc. and its wholly-owned subsidiaries, unless the context requires otherwise. "AT&T Wireless PCS" refers to AT&T Wireless PCS, LLC, "AT&T Wireless" refers to AT&T Wireless Services, Inc. and "AT&T" refers to AT&T Corp.

                               ----------------

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

   This prospectus supplement, the accompanying prospectus and the documents incorporated by reference in the accompanying prospectus contain forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "should," "will" and "would" or similar words. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial position or state other "forward-looking" information. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to accurately predict or control. The factors listed in the "Risk Factors" section, as well as any cautionary language in this prospectus supplement, the accompanying prospectus and documents incorporated by reference in the accompanying prospectus provide examples of risk, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Before you invest in our Class A common stock, you should be aware that the occurrence of the events described in these risk factors and elsewhere in this prospectus supplement, the accompanying prospectus and in documents incorporated by reference in the accompanying prospectus could have a material adverse effect on our business, results of operations, financial position and the value of our Class A common stock.

                         PROSPECTUS SUPPLEMENT SUMMARY

   This summary highlights selected information about Triton and this offering. This summary is not complete and does not contain all of the information that is important to you. You should carefully read this entire prospectus supplement, the accompanying prospectus and the other documents we refer to for a more complete understanding of this offering. In addition, we incorporate important business and financial information in the accompanying prospectus by reference. You may obtain the information incorporated by reference in the accompanying prospectus without charge by following the instructions in the "Where You Can Find More Information" section of the accompanying prospectus.

   Unless otherwise indicated, all information in this prospectus supplement assumes that the underwriters do not exercise their over-allotment option.

                                     TRITON

   We are a rapidly growing provider of wireless personal communications services in the southeastern United States. Our personal communications services licenses cover approximately 13 million potential customers in a contiguous geographic area encompassing portions of Virginia, North Carolina, South Carolina, Tennessee, Georgia and Kentucky. In February 1998, we entered into a joint venture with AT&T Wireless. As part of the agreement, AT&T Wireless contributed personal communications services licenses for 20 MHz of authorized frequencies covering 11 million potential customers within defined areas of our region in exchange for an equity position in Triton. Since that time, we have expanded our coverage area to include an additional 2 million potential customers through acquisitions and license exchanges with AT&T Wireless. As part of the transactions with AT&T Wireless, we were granted the right to be the exclusive provider of wireless mobility services using equal emphasis co-branding with AT&T within our region. We believe our markets are strategically attractive because of their proximity to AT&T Wireless's wireless systems in the Washington, D.C., Charlotte, North Carolina and Atlanta, Georgia markets, which collectively cover a population of more than 27 million individuals. Our market location is attractive as we are the preferred provider of wireless mobility services to AT&T Wireless's digital wireless customers who roam into our markets. Our strategy is to provide extensive coverage to customers within our region, to offer our customers coast-to-coast coverage and to benefit from roaming revenues generated by AT&T Wireless's and other carriers' wireless customers who roam into our covered area. Our management team is led by Michael Kalogris and Steven Skinner, the former Chief Executive Officer and Chief Operating Officer of Horizon Cellular Group, respectively.

Strategic Alliance with AT&T Wireless

   One of our most important competitive advantages is our strategic alliance with AT&T Wireless, one of the largest providers of wireless communications services in the United States. As part of its strategy to rapidly expand its digital wireless coverage in the United States, AT&T Wireless has focused on constructing its own network and making strategic acquisitions in selected cities, as well as entering into agreements with three independent wireless operators, including Triton, to construct and operate personal communications services networks in other markets.

   Our strategic alliance with AT&T Wireless provides us with many business, operational and marketing advantages. Some of these advantages include:

  . Recognized Brand Name. We market our wireless services to our potential customers giving equal emphasis to our regional SunCom brand name and logo and AT&T's brand name and logo. We believe that association with the AT&T brand name significantly increases the likelihood that potential customers will purchase our wireless communications services.

  . Preferred Roaming Partner. We are the preferred roaming partner for AT&T Wireless's digital wireless customers who roam into our coverage area. We expect to benefit from growth in roaming traffic as AT&T Wireless's digital wireless customers, particularly those in Washington, D.C., Charlotte, North Carolina and Atlanta, Georgia, travel into our markets.

  . Coverage Across the Nation. Our customers have access to coast-to-coast coverage through our agreements with AT&T Wireless, other members of the AT&T Wireless Network and other third-party roaming partners. We believe this coast-to-coast coverage provides a significant advantage over our personal communications services competitors in our markets and allows us to offer competitive pricing plans, including national rate plans.

Competitive Strengths

   In addition to the advantages provided by our strategic alliance with AT&T Wireless, we have a number of competitive strengths. These strengths include the following:

  . Proven Technology. We are building our personal communications services network using time division multiple access digital technology. This technology is also used by AT&T Wireless, and, therefore, our network is compatible with AT&T Wireless's network and with other time division multiple access digital technology networks. This technology allows wireless communications service providers to offer enhanced features, longer battery life, higher network quality, improved in-building penetration and greater network capacity relative to analog cellular service.

  . Experienced Management. Our senior management team has an average of 12 years of experience in the wireless communications industry with companies such as AT&T, Verizon, Horizon Cellular and ALLTEL
     Communications Inc.

  . Contiguous Service Area. We operate in a contiguous service area, which allows us to cost effectively offer large regional calling areas, generate operational cost savings and route a large number of minutes through our network, thereby reducing interconnect costs for access to other networks.

  . Strong Capital Base. We believe that we have sufficient capital and availability under our credit facility to fund the build-out of our current network plan. After this offering, we will have total capital of approximately $2.1 billion, $484.3 million of available cash and $250.0 million of available borrowings under our credit facility.

                              RECENT DEVELOPMENTS

Fourth-Quarter and Year-End 2000 Results

   On February 7, 2001, we announced unaudited results for the fourth quarter and full year 2000.

   Fourth-quarter 2000 revenue more than doubled to $109.9 million from $51.9 million a year earlier. Service revenue increased to $73.3 million from $26.0 million in the fourth quarter of 1999, roaming revenue grew to $26.9 million from $17.1 million, and equipment revenue was $9.7 million compared with $8.8 million a year earlier. For the full year 2000, revenue increased to $357.3 million from $133.2 million in 1999. Annual service revenue rose to $224.3 million from $63.5 million in 1999, roaming revenue generated $98.5 million, compared with $44.3 million in 1999 and equipment revenue totaled $34.5 million, compared with $25.4 million a year earlier.

   For the fourth quarter of 2000, we reported an EBITDA loss of $5.4 million, versus a loss of $24.9 million a year earlier. For the year 2000, the EBITDA loss narrowed to $22.5 million from a loss of $76.2 million for 1999.

Operating Highlights

  . We added 84,811 net new customers in the fourth quarter of 2000, representing a 29% increase from 65,499 net subscriber additions in the fourth quarter of 1999. For the full year of 2000, total customers more than doubled to 446,401 from 195,204 at the end of 1999.

  . Our churn rate declined to 1.78% for the fourth quarter of 2000 and was 1.80% for the full year.

  . Average monthly revenue per subscriber (ARPU) was $60.50 for the fourth quarter of 2000 and $60.99 for the year. ARPU with roaming was $82.66 for the fourth quarter of 2000 and $87.77 for the year.

  . Home minutes of use per average subscriber rose to 343 in the fourth quarter of 2000 from 310 a year earlier. For the full year 2000, home minutes of use rose to 335 from 210 in 1999.

  . We ended the year 2000 with 871 distribution points, a 59% increase from 548 a year earlier.

  . Roaming minutes rose 96% in the fourth quarter of 2000 to 110 million from 56 million a year earlier. For the year 2000, roaming minutes rose to 370 million from 134 million in 1999.

                SELECTED CONDENSED INCOME STATEMENT INFORMATION
                             (dollars in thousands)

                                   Three Months Ended     Year Ended December
                                      December 31,                31,
                                 ----------------------- ----------------------
                                    1999        2000       1999        2000
                                 ----------- ----------- ---------  -----------
                                 (unaudited) (unaudited) (audited)  (unaudited)
Revenues:
  Service......................   $ 26,029    $ 73,327   $ 63,545    $224,312
  Roaming......................     17,071      26,851     44,281      98,492
  Equipment....................      8,776       9,677     25,405      34,477
                                  --------    --------   --------    --------
    Total revenue..............     51,876     109,855    133,231     357,281
                                  --------    --------   --------    --------

Expenses:
  Cost of service..............     24,998      34,131     63,200     125,288
  Cost of equipment............     16,827      23,117     44,321      69,398
  Selling, general and
   administrative..............     35,000      57,980    101,934     185,085

EBITDA ........................   $(24,949)   $ (5,373)  $(76,224)   $(22,490)

Other data (unaudited):
Net additions..................     65,499      84,811    161,360     251,197
Churn..........................       1.70%       1.78%      1.86%       1.80%
Ending subscribers.............    195,204     446,401    195,204     446,401
Average revenue per subscriber
 (ARPU)........................   $  53.41    $  60.50   $  57.81    $  60.99
Roaming minutes (in millions)..         56         110        134         370

Build-Out

   Our network build-out is scheduled for three phases. As of September 30, 2000, we had completed Phase I and Phase II of this build-out and successfully launched personal communications services in all of our 37 markets. As of December 31, 2000, our network in these 37 markets included 1,691 cell sites and seven switches.


   We have begun the third phase of our network build-out, which focuses on covering major highways linking the cities in our licensed area, as well as neighboring cities where AT&T Wireless and other carriers use compatible wireless technology. We expect Phase III to be completed by year-end 2001 and to add an additional 584 cell sites to our network. Upon completion of Phase III, our network will include approximately 2,100 cell sites and seven switches and span approximately 18,000 highway miles.

Financings

   On September 14, 2000, Triton PCS, Inc., our wholly-owned subsidiary, amended and restated its senior secured credit facility with a group of lenders, increasing aggregate borrowing capacity to $750.0 million. As of September 30, 2000, Triton PCS had drawn $300.0 million and through February 5, 2001 had drawn an additional $200.0 million under its credit facility.

   On January 19, 2001, Triton PCS completed the private sale of $350.0 million principal amount of 9 3/8% senior subordinated notes due 2011. The notes are guaranteed by all of the subsidiaries of Triton PCS and rank ratably with Triton PCS's outstanding 11% senior subordinated discount notes due 2008.

Spectrum License Acquisitions

   We hold a 39% interest in Lafayette Communications Company L.L.C., a small business under FCC Guidelines that participated in the FCC 1900 MHz C and F Block Broadband PCS Auction No. 35, which ended on January 26, 2001. Lafayette Communications was the winning bidder for thirteen 10 MHz C Block licenses and one 10 MHz F Block license covering a total population of approximately 6.8 million people in our current geographic area in Georgia, North Carolina and Virginia, and its net high bids totaled approximately $170 million.

   On January 31, 2001, Lafayette Communications entered into a definitive agreement to acquire 10 MHz of spectrum from subsidiaries of Carolina PCS I Limited Partnership. The licenses for this spectrum encompass nine basic trading areas covering all of South Carolina and serving approximately 3.5 million people. The transaction is subject to regulatory approval and certain other closing conditions.

   We anticipate negotiating for an agreement with Lafayette Communications, consistent with FCC requirements, regarding the use of spectrum acquired by Lafayette Communications. We intend to fund a senior loan to Lafayette Communications to finance the acquisition of these licenses. Any senior loan we provide will be secured by the underlying assets of Lafayette Communications. In connection with the loan, Lafayette Communications will guarantee Triton PCS's obligations under its credit facility, and Triton PCS will pledge the senior loan to the lenders under its credit facility.

                                  THE OFFERING

Class A common stock offered by:
  Triton..........................  3,500,000 shares
  Selling stockholders............  2,500,000 shares
                                    ---------
    Total.........................  6,000,000 shares
                                    =========

Over-allotment option.............    900,000 shares

Common stock to be outstanding
 after this offering:
  Class A common stock............ 57,596,303 shares
  Class B non-voting common
   stock..........................  8,210,827 shares
                                   ----------

    Total......................... 65,807,130 shares
                                   ==========

Use of proceeds................... We intend to use the net proceeds derived from the sale of the shares of Class A
                                   common stock offered by us to fund a
                                   portion of: (1) capital expenditures,
                                   including the continued build-out of our
                                   personal communications services network,
                                   (2) working capital, (3) general corporate
                                   purposes and (4) potential acquisitions. We
                                   also intend to use a portion of the net
                                   proceeds to finance the purchases by
                                   Lafayette Communications of certain
                                   broadband personal communications services
                                   spectrum from the FCC and to finance the
                                   acquisition by Lafayette Communications of
                                   certain licenses from Carolina PCS. See "--
                                   Recent Developments" and "Use of Proceeds."
                                   We will not receive any proceeds from the
                                   sale of the shares of Class A common stock
                                   offered by the selling stockholders.

Nasdaq National Market symbol..... "TPCS"

--------

   Unless we specifically state otherwise, information in this prospectus about the number of shares of our outstanding Class A common stock upon closing of this offering:

  . does not include 8,210,827 outstanding shares of our Class B non-voting common stock, which are convertible into Class A common stock in specified circumstances;

  . does not include shares of our common stock issuable upon conversion of our outstanding Series A preferred stock, which is convertible at the holder's option into shares of our common stock beginning in 2006;

  . does not include 12,504,720 shares of our common stock issuable upon conversion of our outstanding Series D preferred stock, which is convertible at the holder's option into shares of our common stock at any time; and

  . does not include 2,134,367 shares reserved for issuance under our employee benefits plans.

   Including shares of common stock issuable upon conversion of our outstanding Series D preferred stock, we will have 78,311,850 common share equivalents outstanding after the offering.

                             SUMMARY FINANCIAL DATA

   The following tables present summary financial data derived from audited financial statements of Triton for the period from March 6, 1997 to December 31, 1997 and for the years ended December 31, 1998 and 1999 and the unaudited financial statements of Triton for the nine months ended September 30, 1999 and 2000. In the opinion of management, the interim financial data includes all adjustments, consisting only of normal, recurring adjustments necessary for a fair presentation of results for the interim period. In addition, subscriber and customer data for the same periods are presented. The following financial information is qualified by reference to and should be read in conjunction with "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and related notes appearing elsewhere in this prospectus supplement.

                          March 6,
                            1997          Year Ended         Nine Months Ended
                           through       December 31,          September 30,
                          December   ---------------------  ---------------------
                          31, 1997     1998        1999       1999        2000
                          ---------  ---------  ----------  ---------  ----------
                                            (in thousands)
Statement of Operations
 Data:
Revenues:
 Service................        --   $  11,172  $   63,545  $  37,516  $  150,984
 Roaming................        --       4,651      44,281     27,210      71,641
 Equipment..............        --         755      25,405     16,629      24,801
                          ---------  ---------  ----------  ---------  ----------
   Total Revenues.......        --      16,578     133,231     81,355     247,426
                          ---------  ---------  ----------  ---------  ----------

Expenses:
 Costs of services and
  equipment (excluding
  noncash compensation
  of $0, $0 and $142
  for the periods ended
  December 31, 1997,
  1998 and 1999,
  respectively and $0
  and $340 for the nine
  months ended
  September 30, 1999
  and 2000,
  respectively).........        --      10,466     107,521     65,696     137,438
 Selling and marketing
  (excluding noncash
  compensation of $0,
  $0 and $213 for the
  periods ended
  December 31, 1997,
  1998 and 1999,
  respectively and $0
  and $979 for the nine
  months ended
  September 30, 1999
  and 2000,
  respectively).........        --       3,260      59,580     38,376      68,949
 General and
  administrative
  (excluding noncash
  compensation of $0,
  $1,120 and $2,954 for
  the periods ended
  December 31, 1997,
  1998 and 1999,
  respectively, and
  $2,325 and $3,978 for
  the nine months ended
  September 30, 1999
  and 2000,
  respectively).........  $   2,736     15,589      42,354     28,558      58,156
 Non-cash
  compensation..........        --       1,120       3,309      2,325       5,297
 Depreciation and
  amortization..........          5      6,663      45,546     27,247      68,970
                          ---------  ---------  ----------  ---------  ----------
   Total operating
    expenses............      2,741     37,098     258,310    162,202     338,810
                          ---------  ---------  ----------  ---------  ----------
Loss from operations....     (2,741)   (20,520)   (125,079)   (80,847)    (91,384)
Interest and other
 expense................     (1,228)   (30,391)    (41,061)   (26,242)    (38,863)
Interest and other
 income.................          8     10,635       4,852      4,140       4,799
Gain on sale of
 property, equipment and
 marketable securities,
 net....................        --         --       11,928     11,682         --
                          ---------  ---------  ----------  ---------  ----------
Loss before taxes.......     (3,961)   (40,276)   (149,360)   (91,267)   (125,448)
Income tax benefit......        --       7,536         --         --          --
                          ---------  ---------  ----------  ---------  ----------
Net loss................     (3,961)   (32,740)   (149,360)   (91,267)   (125,448)
Accretion of preferred
 stock..................        --      (6,853)     (8,725)    (6,409)     (7,306)
                          ---------  ---------  ----------  ---------  ----------
Net loss available to
 common stockholders....  $  (3,961) $ (39,593) $ (158,085) $ (97,676) $ (132,754)
                          =========  =========  ==========  =========  ==========
Net loss per common
 share (basic and
 diluted)...............  $   (1.25) $   (8.18) $    (9.79) $  (15.53) $    (2.14)
                          =========  =========  ==========  =========  ==========
Weighted average common
 shares outstanding
 (basic and diluted)....  3,159,418  4,841,520  16,142,482  6,289,398  61,979,187
                          =========  =========  ==========  =========  ==========

                                                     As of September 30, 2000
                                                     ----------------------------
                                                                        As
                                                       Actual      Adjusted(1)
                                                     ------------  --------------
                                                          (in thousands)
Balance Sheet Data:
Cash and cash equivalents........................... $     13,135  $    689,869
Working capital (deficiency)........................       (5,296)      671,438
Property, plant and equipment, net..................      632,282       632,282
Total assets........................................    1,036,288     1,725,522
Long-term debt and capital lease obligations........      685,260     1,235,260
Redeemable preferred stock..........................      101,509       101,509
Shareholders' equity................................      106,725       245,959

                                        Year Ended         Nine Months Ended
                                       December 31,          September 30,
                                   ---------------------  ---------------------
                                     1998        1999       1999        2000
                                   ---------  ----------  ---------  ----------
                                     (in thousands, except subscriber and
                                                customer data)
Other Data:
Subscribers (end of period)......     33,844     195,204    129,616     361,590
Launched potential customers (end
 of period)......................    248,000  11,450,000  8,759,000  12,963,000
EBITDA(2)........................  $ (12,737) $  (76,224) $ (51,275) $  (17,117)
Cash flows from:
 Operating activities............  $  (4,130) $  (72,549) $ (70,505) $  (66,253)
 Investing activities............   (372,372)   (170,511)   (68,333)   (254,764)
 Financing activities............    511,312     283,139     43,597     147,901

--------
(1)   The as adjusted balance sheet data has been adjusted to give effect to
      (a) the issuance of our 9 3/8% senior subordinated notes due 2011 in the principal amount of $350.0 million, net proceeds of $337.5 million, in January 2001, (b) the additional $200.0 million drawn under our credit facility through February 5, 2001 and (c) the issuance of 3,500,000 shares of Class A common stock in this offering at an assumed public offering price of $42.
(2) "EBITDA" is defined as operating loss plus depreciation and amortization expense and non-cash compensation. EBITDA is a key financial measure but should not be construed as an alternative to operating income, cash flows from operating activities or net income (or loss), as determined in accordance with generally accepted accounting principles. EBITDA is not a measure determined in accordance with generally accepted accounting principles. We believe that EBITDA is a standard measure commonly reported and widely used by analysts and investors in the wireless communications industry. However, our method of computation may or may not be comparable to other similarly titled measures of other companies.

                                 RISK FACTORS

   An investment in the Class A common stock involves a high degree of risk. In addition to the other information in this prospectus supplement, the accompanying prospectus and the documents incorporated and deemed to be incorporated in the accompanying prospectus by reference, you should carefully consider the following risks before making an investment decision. Our business, financial condition and results of operations could be harmed were any of the following risks or uncertainties to develop into actual events. In such case, the value of our Class A common stock could decline and you might lose all or part of your investment. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties not presently known to us, or that we currently see as immaterial, may also harm our business.

We expect to continue to incur operating losses.

   We expect to continue to incur operating losses while we develop and construct our personal communications services network and build our customer base. Now that we have completed Phase I and Phase II of our network build-out, our operating profitability will depend on our ability to:

  .   market our services successfully;

  .   achieve our projected market penetration;

  .   manage customer churn effectively; and

  .   price our services competitively.

   We may not be able to successfully accomplish these tasks, and if we do not, we may not be able to achieve operating profitability or positive cash flow from operating activities in the future. Personal communications services systems have a limited operating history in the United States, and our operation of these systems in our markets may not become profitable.

If we are not able to complete our personal communications services network, we may not be successful.

   In order for us to complete our personal communications services network and to provide our wireless communications services to customers throughout our licensed area, we must successfully:

  . lease or otherwise obtain rights to a sufficient number of cell sites for the location of our base station equipment;

  . expand our existing customer service, network management and billing systems; and

  . complete the purchase and installation of equipment, build out the physical infrastructure and test the network.

   These events may not occur on a timely basis or on the cost basis that we have assumed, or at all. Implementation of the network involves various risks and contingencies, many of which are not within our control and any of which could have a material adverse effect on the implementation of our system should there be delays or other problems.

If AT&T Wireless is not successful as a provider of wireless communications, we may not be successful.

   Our results of operations are highly dependent on our relationship with AT&T Wireless and AT&T, and the success of their wireless strategy. AT&T Wireless is subject, to varying degrees, to the economic, administrative, logistical and other risks set forth in this prospectus supplement. Because we market our products under the AT&T brand name, our results of operations could be adversely affected if AT&T Wireless's or AT&T's reputation as a wireless provider declines.

We depend on our agreements with AT&T and AT&T Wireless for our success, and we would have difficulty operating without them.

   Our results of operations are dependent upon agreements we have entered into with AT&T and AT&T Wireless in several ways:

  . We market our products using equal emphasis co-branding with AT&T in accordance with a license agreement with AT&T, which we believe provides us with significant marketing advantages. The license agreement has an initial five-year term expiring February 2003 and may be terminated if we fail to comply with any of its material provisions.

  . Most of our roaming revenues have historically been derived from AT&T Wireless's customers traveling through our areas. Our roaming agreement with AT&T Wireless provides that the per minute roaming rate charges to AT&T Wireless for its customers roaming onto our network will decline over the next several years. In addition, the roaming rate charges are subject to renegotiation by the parties from time to time on or after September 1, 2005. The roaming agreement has a 20-year term expiring in 2018 and may be terminated by AT&T Wireless if we breach any of its material provisions. In addition, our ability to offer plans with low roaming rates would be adversely affected if this agreement was terminated.

   In addition, if AT&T Wireless or its affiliates combine with specified entities with over $5 billion in annual revenues from telecommunications activities, that derive less than one-third of their aggregate revenues from the provision of wireless telecommunications and that have personal communications services or cellular licenses that cover at least 25% of the people covered by our licenses, then AT&T Wireless PCS may terminate its exclusivity obligations with us in markets that overlap with markets of those entities. Other providers could then enter into agreements with AT&T Wireless in those markets, exposing us to increased competition, and we could lose access to customers.

   Our results of operations would be adversely affected if any of our agreements with AT&T or AT&T Wireless are terminated.

Our agreements with AT&T Wireless and its affiliates contain stringent development requirements which, if not met, will result in the loss of some of our rights under those agreements.

   The various agreements we have entered into with AT&T Wireless and its affiliates contain requirements regarding the construction of our network, and, in many instances, these requirements are more stringent than those imposed by the FCC. Failure to meet those requirements could result in termination of exclusivity provisions contained in our agreements with AT&T Wireless and its affiliates. We will need to complete the construction of additional phases of our network on a timely basis to meet those requirements. The construction of the remainder of our network involves risks of unanticipated costs and delays.

AT&T Wireless may compete with us, which could cause it to obtain subscribers who otherwise might use our AT&T-licensed services.

   Under the terms of our stockholders' agreement, we are required to enter into a resale agreement at AT&T Wireless PCS's request. The resale agreement will allow AT&T Wireless to sell access to, and usage of, our services in our licensed area on a nonexclusive basis and using the AT&T brand. AT&T Wireless may be able to develop its own customer base in our licensed area during the term of the resale agreement.

Our inability to effectively manage our planned rapid growth could adversely affect our operations.

   We have experienced rapid growth and development in a relatively short period of time and expect to continue to experience rapid growth in the future. The management of such growth will require, among other things, continued development of our financial and management controls and management information systems, stringent control of costs, increased marketing activities, ability to attract and retain qualified management personnel and the training of new personnel. We intend to hire additional personnel in order to manage our expected growth and expansion. Failure to successfully manage our expected rapid growth and development and difficulties in managing the build-out of our network could have a material adverse effect on our business, results of operations and financial condition.

Our future growth may require additional significant capital, and our substantial indebtedness could impair our ability to fund our capital requirements.

   We believe that we have sufficient funds to complete the build-out of our network, but we may require additional capital in the event of significant departures from our current business plan, unforeseen delays, cost overruns, unanticipated expenses, regulatory changes, engineering design changes and other technological risks or if we acquire additional licenses. For example, AT&T Wireless has announced its intention to add a global-system for mobile communications overlay and the general packet radio service, or GPRS, technology to its networks throughout the country, to be followed thereafter by a further upgrade to "EDGE" and then "UMTS" technology, each of which promises faster transmission speeds and increased capacity. If we decide to follow AT&T Wireless and adopt this technological upgrade plan, we will be required to spend significant amounts that are not in our current capital budget. In addition, we engage, from time to time, in discussions with AT&T Wireless regarding possible acquisitions of additional personal communications services licenses from them. We may also engage in discussions regarding future acquisitions of cellular licenses within our currently licensed area. Sources of funding for our further financing requirements may include any or all of the following:

  .   vendor financing;

  .   public offerings or private placements of equity and debt securities;

  .   commercial bank loans;

  .   additional capital contributions from equity investors; and

  .   equipment lease financing.

   Due to our highly leveraged capital structure, additional financing may not be available to us, or, if it were available, it may not be available on a timely basis, on terms acceptable to us and within the limitations contained in the indentures governing our 11% senior subordinated discount notes due 2008 and our 9 3/8% senior subordinated notes due 2011, our credit facility and any new financing arrangements. Failure to obtain any appropriate financing, should the need for it develop, could result in the delay or abandonment of our development and expansion plans and our failure to meet regulatory requirements. It could also impair our ability to meet our debt service requirements, and could have a material adverse effect on our business.

We have substantial indebtedness, and servicing our indebtedness could reduce funds available to grow our business.

   We are highly leveraged. As of September 30, 2000, we had total consolidated long-term obligations of $685.3 million, and after giving effect to our offering of 9 3/8% senior subordinated notes due 2011 on January 19, 2001 and the additional draw of $200.0 million under our credit facility through February 5, 2001, our total adjusted consolidated indebtedness is approximately $1.2 billion. Our high level of indebtedness could interfere with our ability to grow. For example, it could:

  . increase our vulnerability to general adverse economic and industry conditions;

  .   limit our ability to obtain additional financing;

  . require the dedication of a substantial portion of our cash flow from operations to the payment of principal of, and interest on, our indebtedness;

  . limit our flexibility in planning for, or reacting to, changes in our business and the industry; and

  . place us at a competitive disadvantage relative to less leveraged competitors.

   Our ability to generate sufficient cash flow from operations to pay the principal of, and interest on, our indebtedness is uncertain. In particular, if we do not meet our anticipated revenue growth and operating expense targets, our future debt service obligations could exceed cash available to us. Further, we may not be able to refinance any of our indebtedness on commercially reasonable terms or at all.

Competitors who entered the wireless communications market before we did may be better positioned than we are to attract customers.

   Competitors who entered the wireless communications services market before we did may have a significant time-to-market advantage over us. As a newer entrant in the market, we may have to engage in significant and prolonged discounting to attract customers, which would materially adversely affect our business. We may not be able to compete successfully with competitors who have a significant time-to-market advantage.

We have many competitors in our markets that have substantial coverage areas, which makes it difficult for us to acquire and maintain a strong competitive position.

   We compete in our markets with most of the major cellular and personal communications services companies in the United States. Many of our competitors have substantially greater financial, technological, marketing and sales and distribution resources than we do. Some of our competitors have more extensive coverage within our licensed areas than we provide and also have broader regional coverage. Airtime and monthly access rates may continue to decline due to competition, and we may have to significantly discount our prices over a long period of time to attract customers, which would put downward pressure on our prices and make it more difficult for us to achieve positive cash flow.

   We expect competition to intensify as a result of the consolidation of the industry, the entrance of new competitors, the development of new technologies, products and services and the auction of additional spectrum. The wireless communications industry has been experiencing significant consolidation, and we expect that this trend will continue. For example, Voicestream, Verizon Wireless and Cingular Wireless have all been recently formed as national carriers from the combination of several smaller carriers, which has doubled the number of large national wireless competitors. This consolidation trend may create additional large, well-capitalized competitors with substantial financial, technical, marketing and other resources.

Some competitors may have different or better technology than we do and may attract more customers.

   We compete with companies that use other communications technologies, including paging and digital two-way paging, enhanced specialized mobile radio and domestic and global mobile satellite service. We may compete in the future with companies who offer new technologies. These technologies may have advantages over our technology and may attract our customers.

Competitors who offer more services than we do may attract customers.

   Some of our competitors market other services, such as traditional telephone services, cable television access and access to the Internet, together with their wireless communications services, which may make their services more attractive to customers.

   In addition, we expect that in the future, providers of wireless communications services will compete more directly with providers of traditional landline telephone services, energy companies, utility companies and cable operators who expand their services to offer communications services.

We are dependent upon roaming revenue, and its seasonality will subject our revenue and net income to seasonal fluctuations.

   In 1999, approximately 33.2%, and in 2000, approximately 27.6%, of our revenues were derived from roaming as the result of payments by other wireless providers for use of our network by their customers who had traveled within our coverage area. Most of that revenue was derived from AT&T Wireless's customers. Our coverage area includes a number of resort areas that contribute to our roaming revenue. As a result, our roaming revenue increases during vacation periods, introducing a measure of seasonality to our revenue and net income.

The wireless industry is experiencing rapid technological change, and we may lose customers if we fail to keep up with these changes.

   The wireless telecommunications industry is experiencing significant technological change, as evidenced by the increasing pace of digital upgrades in existing analog wireless systems, ongoing improvements in the capacity and quality of digital technology, the development and commercial acceptance of advanced wireless data services, shorter development cycles for new products and enhancements and changes in end-user requirements and preferences. We may lose customers if we fail to keep up with these changes.

We depend on consultants and contractors to build out our network, and if any of them fails to perform its obligation to us, we may not complete the construction of our network on a timely basis.

   We have retained Ericsson Inc. and other consultants and contractors to assist in the design and engineering of our systems, construct cell sites, switch facilities and towers, lease cell sites and deploy our personal communications services network systems. The failure by any of these consultants or contractors to fulfill its contractual obligations could materially delay the construction of our personal communications services network, which could slow our growth and our ability to compete in the wireless communications industry and could materially adversely affect our financial condition and results of operations.

Difficulties in obtaining infrastructure equipment may affect our ability to construct our network, meet our development requirements and compete in the wireless communications industry.

   We have obtained a substantial majority of our network equipment from Ericsson. The equipment that we require to construct our network is in high demand, and Ericsson could have a substantial backlog of orders. Accordingly, the lead time for the delivery of this equipment may be long. Some of our competitors purchase large quantities of communications equipment and may have established relationships with the manufacturers of this equipment, such as Ericsson. Consequently, they may receive priority in the delivery of this equipment. We also purchase a significant amount of handsets from a few providers. Handsets are in high demand, and some providers have had a substantial backlog of orders. If Ericsson or any other vendor fails to deliver equipment to us in a timely manner, we may be unable to provide wireless communications services comparable to those of our competitors. In addition, we may be unable to satisfy the requirements regarding the construction of our network contained in FCC regulations and our agreements with AT&T Wireless and its affiliates. Any of these outcomes could lessen our revenue.

Many personal communications services providers have experienced a high rate of customer turnover which, if it affects us, may reduce our revenues.

   Many providers in the personal communications services industry have experienced a high rate of customer turnover as compared to cellular industry averages. The rate of customer turnover may be the result of several factors, including network coverage, reliability issues such as blocked and dropped calls, handset problems, non-use of phones, change of employment, affordability, customer care concerns and other competitive factors. Our strategy to address customer turnover may not be successful, or the rate of customer turnover may be unacceptable. Price competition and other competitive factors could also cause increased customer turnover. A high rate of customer turnover could reduce our revenues and have a material adverse effect on our competitive position and results of operations.

We are dependent on our FCC licenses, and our business could be harmed by adverse regulatory changes.

   The FCC regulates the licensing, construction, operation, sale and interconnection arrangements of wireless telecommunications systems to varying degrees, as do some state and local regulatory agencies. In addition, the FCC, in conjunction with the FAA, regulates tower marking and lighting. We cannot assure you that either the FCC, the FAA or the state and local agencies having jurisdiction over our business will not adopt regulations or take other actions that would adversely affect our business. See "Business--Regulation" for a discussion of additional regulatory developments that could adversely affect our business.

   Our principal assets are our licenses from the FCC to provide cellular and personal communications services. Our loss of any of those licenses would have a material adverse effect on our business. Our FCC licenses are subject to renewal in 2005, except for our cellular license for Myrtle Beach which is subject to renewal in 2010, and revocation.

Our success depends on our ability to attract and retain qualified personnel.

   A small number of key executive officers manage our business. Their loss could have a material adverse effect on our operations. We believe that our future success will also depend in large part on our continued ability to attract and retain highly qualified technical and management personnel. We believe that there is, and will continue to be, intense competition for qualified personnel in the personal communications services industry as the emerging personal communications services market develops, and we cannot assure you that we will be successful in retaining our key personnel or in attracting and retaining other highly qualified technical and management personnel. We do not presently maintain key-man life insurance on any of our executives or other employees.

We will likely incur operating costs due to unauthorized use of our network.

   As do most companies in the wireless industry, we will likely incur costs associated with the unauthorized use of our network, including administrative and capital costs associated with detecting, monitoring and reducing the incidence of fraud. Fraud impacts interconnection costs, capacity costs, administrative costs, fraud prevention costs and payments to other carriers for unbillable fraudulent roaming.

The technologies that we use may become obsolete, which would limit our ability to compete effectively and may result in increased costs to adopt a new technology.

   If our technologies become obsolete, we may need to purchase and install equipment necessary to allow us to convert to new technologies to compete in the wireless communications marketplace. We have employed digital wireless communications technology using the current time division multiple access/IS-136 standards. Other digital technologies such as code division multiple access and global system for mobile communications may ultimately prove to be more advantageous than time division multiple access. For example, code division multiple access technology-based providers own licenses covering virtually all of the United States population. In addition, it is possible that a digital transmission technology other than time division multiple access technology (including global system for mobile communications, the prevalent standard in Europe) may gain sufficient acceptance in the United States to adversely affect the resources currently devoted by vendors to improving time division multiple access technology. If another technology becomes the preferred industry standard, we may be at a competitive disadvantage, and competitive pressures may require us to change our digital technology at substantial cost. We may not be able to respond to those pressures and implement new technology on a timely basis, or at an acceptable cost. If time division multiple access technology becomes obsolete at some time in the future, and we are unable to effect a cost-effective migration path, it could materially and adversely affect our financial condition, results of operations and liquidity. Time division multiple access/IS-136 standards may not always meet or exceed the capabilities and quality of other technologies.

   Although all three standards are digital transmission technologies and share certain basic characteristics that differentiate them from analog transmission technology, they are not compatible or interchangeable with each other. In order to roam in other markets where no personal communications services licensee utilizes the time division multiple access technology standard, our subscribers must utilize tri-mode handsets to use an analog or digital cellular system in such markets. Generally, tri-mode handsets are more expensive than single- or dual-mode handsets. The higher cost of these handsets may impede our ability to attract subscribers or achieve positive cash flow as planned.

   In addition, if AT&T Wireless and its affiliates discontinue the use of time division multiple access digital technology and adopt a new technology, and we do not adopt the new technology, our exclusivity rights will terminate under our agreements with AT&T Wireless and its affiliates. We may not be able to successfully purchase and install the equipment necessary to allow us to convert to a new or different technology or to adopt a new or different technology at an acceptable cost, if at all. In addition, the technologies that we choose to invest in may not lead to successful implementation of our business plan. AT&T Wireless has announced that it will adopt the global system for mobile communications based general packet radio service technology standard for development of advanced services such as high speed transmission of data. To the extent that AT&T Wireless supplements its network with such technology, we may not be able to offer AT&T Wireless's customers all such advanced services and we may lose the ability to collect roaming revenues from these services unless we also supplement our network with such technology.

If hand-held phones pose health and safety risks, we may be subject to new regulations, and there may be a decrease in demand for our services.

   Media reports have suggested that, and studies are currently being undertaken to determine whether, certain radio frequency emissions from wireless handsets may be linked to various health concerns, including cancer, and may interfere with various electronic medical devices, including hearing aids and pacemakers. In addition, lawsuits have been filed against other participants in the wireless industry alleging various adverse health consequences as a result of wireless phone usage. If consumers' health concerns over radio frequency emissions increase, they may be discouraged from using wireless handsets, and regulators may impose restrictions on the location and operation of cell sites. These concerns could have an adverse effect on the wireless communications industry and expose wireless providers to further litigation, which, even if not successful, can be costly to defend. These concerns have recently received increased focus, including the adoption in July 2000 by the leading industry trade group of a policy requiring handset manufacturers to disclose emission levels. Additional studies of radio frequency emissions are ongoing. The ultimate findings of these studies will not be known until they are completed and made public. We cannot assure you that government authorities will not increase regulation of wireless handsets and cell sites as a result of these health concerns or that wireless companies will not be held liable for costs or damages associated with these concerns. The actual or perceived risk of radio frequency emissions could also adversely affect us through a reduced subscriber growth rate, a reduction in subscribers, reduced network usage per subscriber or reduced financing available to the wireless communications industry. During the past two years, the FCC has updated the guidelines and methods it uses for evaluating radio frequency emissions from radio equipment, including wireless handsets. In addition, interest groups have requested that the FCC investigate claims that time division multiple access and other digital technologies pose health concerns and cause interference with hearing aids and other medical devices. Although the updates impose new restrictive standards on radio frequency emissions from lower power devices such as wireless handsets, all wireless handsets that we offer our customers comply with the proposed standards.

Our use of the SunCom brand name for marketing may link our reputation with another SunCom company.

   We use the SunCom brand name to market our products and services in conjunction with another member of the AT&T Wireless Network, TeleCorp PCS, in order to broaden our marketing exposure and share the costs of advertising. It is possible that our reputation for quality products and services under the SunCom brand name will be associated with the reputation of TeleCorp PCS, and any unfavorable consumer reaction to TeleCorp PCS could harm consumer perception of the SunCom brand name and, in turn, could adversely affect our own reputation.

Our ability to obtain access to additional radio frequency spectrum through Lafayette Communications is subject to various uncertainties.

   We may need additional spectrum in the future to meet demand for voice services or the deployment of next generation data services. One of our primary means to obtain access to additional spectrum for our personal communications services network is through participation in FCC auctions. The FCC concluded the bidding phase of its re-auction of licenses in the personal communications services C and F Blocks in the 1900 MHz band on January 26, 2001. Although we did not participate in the auction, we have a non-controlling equity interest in Lafayette Communications, which did participate in the auction. Of the 422 licenses offered, Lafayette Communications was announced the winning bidder of thirteen 10 MHz C Block licenses and one 10 MHz F Block license.

   Although we anticipate negotiating an agreement with Lafayette Communications, subject to FCC requirements, for use of such spectrum and the spectrum it is acquiring from Carolina PCS, there can be no assurance that we will be successful in negotiating such an agreement. In addition, there can be no assurance that Lafayette Communications will receive all such licenses or that the licenses will not be subject to court challenge, which could cause a delay in issuance of the licenses. In either case, we may need to obtain additional spectrum from other sources which may not be available to us on commercially reasonable terms or at all.

As a holding company, we depend on distributions from our subsidiaries to meet our obligations, and our subsidiaries are subject to various agreements and laws that restrict their ability to distribute funds to us.

   We are a holding company with no direct operations and no significant assets other than the stock of our subsidiaries. We depend on the cash flows of our subsidiaries to meet our obligations and to pay any potential dividends. The ability of our subsidiaries to distribute funds to us is and will be restricted by the terms of existing and future indebtedness, including our credit facility and indentures, and by applicable state laws that limit the payments of dividends.

Our debt instruments contain restrictive covenants that may limit our operating flexibility.

   The documents governing our indebtedness, including our credit facility, the indenture governing our 11% senior subordinated discount notes due 2008 and the indenture governing our 9 3/8% senior subordinated notes due 2011, contain significant covenants that limit our ability to engage in various transactions and, in the case of our credit facility, require satisfaction of specified financial performance criteria. In addition, under each of these documents, the occurrence of specific events, in some cases after notice and grace periods, would constitute an event of default permitting acceleration of the respective indebtedness.

   These events include:

  . failure to comply with a document's covenants;

  . material inaccuracies of representations and warranties;

  . specified defaults under or acceleration of other indebtedness; and

  . events of bankruptcy or insolvency.

   The limitations imposed by the documents governing our outstanding indebtedness are substantial, and failure to comply with them could have a material adverse effect on our business. We are in full compliance with our debt covenants as of the date of this prospectus.

A limited number of stockholders owns a large amount of our stock; if they decide to vote their shares together in furtherance of their own interests and those interests are different from yours, the result could be that we will take actions that are not in your interest.

   J.P. Morgan Partners (23A SBIC), LLC, J.P. Morgan Investment Corporation, Desai Capital Management Incorporated, Toronto Dominion Capital (U.S.A.), Inc., First Union Affordable Housing Community Development Corporation and Duff Ackerman Goodrich & Assoc. L.P., our initial institutional investors, in the aggregate, currently control approximately 66% of our total voting power, and Michael Kalogris and Steven Skinner control approximately 9% of our total voting power, in the aggregate. Those stockholders, other than J.P. Morgan Investment Corporation, have agreed that they will vote their shares together to elect two of our directors and, so long as AT&T Wireless PCS has the right to nominate a director under our certificate of incorporation, to elect AT&T Wireless PCS's nominee. As a result of their share ownership, these institutional investors and our management, if their interests are aligned or if they decide to vote their shares together, have the ability to control our future operations and strategy. Conflicts of interest between the institutional investors and management stockholders and our public stockholders may arise with respect to sales of shares of Class A common stock owned by the institutional investors and management stockholders or other matters. For example, sales of shares by the institutional investors and management stockholders could result in a change of control under our credit facility, which would constitute an event of default under the credit facility, and under our indentures, which would require us to offer to repurchase our 11% senior subordinated discount notes due 2008 and our 9 3/8% senior subordinated notes due 2011. In addition, the interests of our institutional investors and other existing stockholders regarding any proposed merger or sale may differ from the interests of our public stockholders, especially if the consideration to be paid for the Class A common stock is less than the price paid by public stockholders.

   In an investors' agreement, our initial institutional investors, other than AT&T Wireless PCS, have agreed that investors holding 66 2/3% or more of the Class A common stock and Class B non-voting common stock held by these investors, in the aggregate, who propose to sell their shares of common stock may require the other investors to also participate in any such sale. As a result, such investors may have the effective right to sell control of Triton.

Our institutional investors invest in other personal communications services companies, and conflicts of interest may arise from these investments and from other directorships held by our directors that may not be resolved in our favor.

   Our institutional investors, or their affiliates, currently have significant investments in personal communications services companies other than Triton. These institutional investors may in the future invest in other entities that compete with us. In addition, several of our directors serve as directors of other communications services companies. As a result, these directors may be subject to conflicts of interest during their tenure as directors of Triton. Because of these potential conflicts, these directors may be required to disclose periodically financial or business opportunities to us and to the other companies to which they owe fiduciary duties.

We do not intend to pay dividends in the foreseeable future.

   We have never declared or paid any cash dividends on our common stock. For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business, and we do not anticipate paying any cash dividends on our common stock. Payment of any future dividends on our common stock will depend upon our earnings and capital requirements, the terms of our debt instruments and preferred stock and other factors our board of directors considers appropriate. See "--As a holding company, we depend on distributions from our subsidiaries to meet our obligations, and our subsidiaries are subject to various agreements and laws that restrict their ability to distribute funds to us."

Our stock price is highly volatile.

   The market price of our stock is highly volatile and subject to wide fluctuations in response to factors such as the following, some of which are beyond our control:

  . quarterly variations in our operating results;

  . operating results that vary from the expectations of securities analysts and investors;

  . changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

  . changes in market valuations of other personal communications and telecommunications services companies;

  . announcements of technological innovations or new services by us or our competitors; announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

  . additions or departures of key personnel;

  . future sales of our securities; and

  . stock market price and volume fluctuations.

   Stock markets in the United States often experience extreme price and volume fluctuations. Market fluctuations, as well as general political and economic conditions such as a recession or interest rate or currency rate fluctuations, could adversely affect the market price of our stock.

Future sales of shares of Class A common stock could depress the price of the Class A common stock.

   The market price of the Class A common stock could drop as a result of significant sales in the market. The perception that such sales could occur may also affect its trading price. These factors could also make it more difficult for us to raise funds through future offerings of common stock.

   Upon completion of this offering there will be 57,596,303 shares of Class A common stock outstanding and 8,210,827 shares of Class B non-voting common stock outstanding, all of which are convertible into Class A common stock on a one-for-one basis in specified circumstances. We have reserved for issuance 1,855,827 shares of Class A common stock under our stock and incentive plan and we have reserved for issuance 278,540 shares of Class A common stock under our employee stock purchase plan.

   Of those shares, the 11.5 million shares sold in our initial public offering and 1.6 million shares issued to employees pursuant to option and stock purchase plans, as well as the 6 million shares offered hereby, will be freely tradeable, except for any shares purchased by our affiliates, as that term is defined in Rule 144 under the Securities Act and subject to any vesting requirements for stock issued under our option and stock purchase plans. The remaining shares are restricted securities which may be resold under Rule 144. Our executive officers, directors and the selling stockholders who hold an aggregate of approximately 38.4 million shares of our Class A common stock and 8.2 million shares of our Class B non-voting common stock have agreed to contractual lock-ups with the underwriters for a period of 90 days after this offering, subject to specified exceptions, but may resell their shares under Rule 144 after the expiration of the 90 day lock-up. AT&T Wireless, which holds 12.5 million shares issuable upon conversion of our Series D preferred stock and any shares issuable upon conversion of our Series A preferred stock, has not agreed to a contractual lockup and may resell its shares pursuant to Rule 144. Under Rule 144, holders that are not our affiliates who have held restricted shares for more than two years may freely resell those shares at any time, and those that are our affiliates or who have held restricted shares for at least one year may resell those shares subject to the volume and other limitations contained in Rule 144. In addition to their rights under Rule 144, we have granted the holders of our restricted shares demand registration rights that will entitle them to require us to register their shares.

   As restrictions on resale end, the market price of our Class A common stock could drop significantly if the holders of these securities sell them or are perceived by the market as intending to sell them. In addition, Morgan Stanley & Co. Incorporated may in its own discretion, at any time, release all or any portion of the shares subject to lock-up agreements.

Anti-takeover provisions affecting us could prevent or delay a change of control that is beneficial to you.

   Provisions of our certificate of incorporation and bylaws, provisions of our debt instruments and other agreements, and provisions of applicable Delaware law and applicable federal and state regulations may discourage, delay or prevent a merger or other change of control that holders of our securities may consider favorable. These provisions could:

  . have the effect of delaying, deferring or preventing a change in control of our company;

  .  discourage bids for our securities at a premium over the market price;

  . adversely affect the market price of, and the voting and other rights of the holders of, our securities; or

  . impede the ability of the holders of our securities to change our management.

   In addition, our stockholders' agreement, credit facility and indentures for our outstanding public debt contain limitations on our ability to enter into change of control transactions.

   Our business is subject to regulation by the FCC and state regulatory commissions or similar state regulatory agencies in the states in which we operate. The FCC and some states have statutes or regulations that would require an investor who acquires a specified percentage of our securities or the securities of one of our subsidiaries to obtain approval to own those securities from the FCC or the applicable state commission.

Your ownership interest could be diluted upon conversion of our Series A preferred stock.

   AT&T owns 786,253 shares of our Series A preferred stock. The Series A preferred stock has a liquidation value of $100 per share with dividends accruing at an annual rate of $10 per share, compounding quarterly from March 31, 1998. On or after February 4, 2006, AT&T may convert each share of Series A preferred stock into a number of shares of common stock equal to:

  .  $100 plus unpaid dividends on the share of Series A preferred stock divided by

  . the market price of one share of Class A common stock on the date of conversion and adjusted for the 23-for-1 stock split effected in October 1999 and any subsequent stock split, stock dividend or similar event.

   As a result, AT&T will be entitled to a larger number of shares of Class A common stock if the market value of the Class A common stock declines. Any conversion by AT&T will dilute the ownership interest of our existing shares of Class A common stock, which could cause the price of shares of our Class A common stock to decline.

                                USE OF PROCEEDS

   The net proceeds we receive from the sale of 3,500,000 shares of our Class A common stock in this offering are estimated to be $139.2 million, at an assumed public offering price of $42 per share and after deducting underwriting discounts and commissions and estimated offering expenses of $0.6 million payable by us. We will not receive any proceeds from the sale of Class A common stock by the selling stockholders.

   We intend to use the net proceeds from this offering to fund in part:

  . capital expenditures, including the continued build-out of our personal communications services network;

  .  working capital as required;

  .  general corporate purposes; and

  .  potential acquisitions.

   We also intend to use a portion of the proceeds from this offering to fund a senior loan to Lafayette Communications to finance acquisitions of certain broadband personal communications services spectrum from the FCC and to finance the acquisition by Lafayette Communications of certain licenses from Carolina PCS.

                                 CAPITALIZATION

   The following table sets forth our cash and capitalization as of September 30, 2000:

  . on an actual basis; and

  . on an as adjusted basis to give effect to:

    - the issuance and sale of the principal amount of $350.0 million of our 9 3/8% senior subordinated notes due 2011 and the application of approximately $337.5 million of net proceeds therefrom, in January 2001;

    -  the draw of an additional $200.0 million under our credit facility;
       and

    - the issuance and sale of 3,500,000 shares of Class A common stock in this offering at an assumed public offering price of $42 per share and the application of approximately $139.2 million of net proceeds to Triton therefrom.

   This table should be read in conjunction with "Selected Historical Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes thereto included elsewhere in this prospectus supplement.

                                                            Unaudited As of
                                                           September 30, 2000
                                                          ---------------------
                                                                         As
                                                           Actual     Adjusted
                                                          ---------  ----------
                                                             (in thousands)
Cash and cash equivalents...............................  $  13,135  $  689,869
                                                          =========  ==========
Long-term obligations:
  Bank credit facility..................................  $ 300,000  $  500,000
  9 3/8% senior subordinated notes due 2011.............        --      350,000
  11% senior subordinated discount notes due 2008.......    381,049     381,049
  Capital lease obligations.............................      4,211       4,211
                                                          ---------  ----------
                                                            685,260   1,235,260
                                                          ---------  ----------
Series A redeemable convertible preferred stock, $.01
 par value; 1,000,000 shares authorized, $.01 par value,
 786,253 shares issued and outstanding..................    101,509     101,509
Shareholders' Equity:
  Series B preferred stock, $.01 par value; 50,000,000
   shares authorized, no shares issued or outstanding...        --          --
  Series C preferred stock, $.01 par value; 3,000,000
   shares authorized, no shares issued and outstanding..        --          --
  Series D preferred stock, $.01 par value; 16,000,000
   shares authorized, 543,683 shares issued and
   outstanding..........................................          5           5
  Class A common stock, $.01 par value; 520,000,000
   shares authorized, 54,067,172 shares issued and
   outstanding, 57,567,172 shares issued and
   outstanding, on an adjusted basis....................        541         576
  Class B non-voting common stock, $.01 par value;
   60,000,000 shares authorized, 8,210,827 shares issued
   and outstanding......................................         82          82
  Additional paid-in capital............................    463,167     602,366
  Subscription receivable...............................        --          --
  Accumulated deficit...................................   (311,539)   (311,539)
  Accumulated other comprehensive income................        --          --
  Deferred compensation.................................    (45,531)    (45,531)
    Total shareholders' equity..........................    106,725     245,959
                                                          ---------  ----------
    Total capitalization................................  $ 893,494  $1,582,728
                                                          =========  ==========

                                   DILUTION

   The net tangible book deficit of Triton (total assets less intangible assets and total liabilities) as of September 30, 2000 was $(96.7) million, or $(1.55) per share of Class A common stock and Class B non-voting common stock outstanding. Net tangible book value per share, as adjusted, is determined by dividing the tangible net worth of Triton by the aggregate number of shares of Class A common stock and Class B non-voting common stock outstanding on September 30, 2000. After giving effect to the sale of the 3,500,000 shares of Class A common stock offered in the offering at an assumed offering price of $42 per share, and the receipt and application of the net proceeds to Triton from the offering, net tangible book value of Triton as of September 30, 2000, would have been approximately $42.6 million, or $0.65 per share. This represents an immediate increase in net tangible book value of $2.20 per share to the existing stockholders of Triton and an immediate dilution in net tangible book value of $41.35 per share to purchasers of Class A common stock in the offering. The following table illustrates this per share dilution:

Assumed public offering price per share........................         $42.00
Net tangible book deficit per share at September 30, 2000...... $(1.55)
Increase in net tangible book value per share attributable to purchasers in the offering.................................... $ 2.20
                                                                ------
Net tangible book value per share, as adjusted, after the
 offering......................................................         $ 0.65
                                                                        ------
Dilution in net tangible book value per share to purchasers of
 Class A common stock in the offering(1).......................         $41.35
                                                                        ======

--------
(1) Dilution is determined by subtracting net tangible book value per share, as adjusted, after the offering from the public offering price per share.

                                DIVIDEND POLICY

   We have never declared or paid a cash dividend on our common stock. For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business, and we do not anticipate paying any cash dividends on our common stock. Any future determination to pay dividends will be at the discretion of our board of directors and will be dependent upon then existing conditions, including our financial condition and results of operations, contractual restrictions, business prospects and other factors that the board of directors considers relevant. Our ability to pay dividends is restricted by the terms of our preferred stock, our indentures and our credit facility.

                      PRICE RANGE OF CLASS A COMMON STOCK

   Our Class A common stock is traded on the Nasdaq National Market under the trading symbol "TPCS." The following table provides the high and low closing sales prices for our Class A common stock as reported on the Nasdaq National Market since the Class A common stock began trading publicly on October 28, 1999 for each of the periods indicated:

                                                              Price of Class A
                                                                Common Stock
                                                             -------------------
                                                               High       Low
                                                             --------- ---------
Year Ended December 31, 1999
Fourth Quarter (from October 28, 1999)...................... $47 3/16  $18

Year Ended December 31, 2000
  First Quarter............................................. $68 7/8   $39 3/8
  Second Quarter............................................  60        37 7/8
  Third Quarter.............................................  59 1/4    25
  Fourth Quarter............................................  52 3/8    25 15/16

Year Ending December 31, 2001
  First Quarter (through February 6, 2001).................. $45 11/16 $34 5/16

   On February 6, 2001, the closing sales price for our Class A common stock as reported on the Nasdaq National Market was $42.

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

   The following tables present selected financial data derived from audited financial statements of Triton for the period from March 6, 1997 to December 31, 1997 and for the years ended December 31, 1998 and 1999 and the unaudited financial statements of Triton for the nine months ended September 30, 1999 and 2000. In the opinion of management, the interim financial data includes all adjustments, consisting only of normal, recurring adjustments necessary for a fair presentation of results for the interim period. In addition, subscriber and customer data for the same periods are presented. The following financial information is qualified by reference to and should be read in conjunction with "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and related notes appearing elsewhere in this prospectus supplement.

                            March 6,
                              1997     Year Ended December     Nine Months Ended
                            through            31,               September 30,
                          December 31, ---------------------  ---------------------
                              1997       1998        1999       1999        2000
                          ------------ ---------  ----------  ---------  ----------
                                              (in thousands)
Statement of Operations
 Data:
Revenues:
 Service................         --    $  11,172  $   63,545  $  37,516  $  150,984
 Roaming................         --        4,651      44,281     27,210      71,641
 Equipment..............         --          755      25,405     16,629      24,801
                           ---------   ---------  ----------  ---------  ----------
   Total Revenues.......         --       16,578     133,231     81,355     247,426
                           ---------   ---------  ----------  ---------  ----------
Expenses:
 Costs of services and
  equipment (excluding
  noncash compensation
  of $0, $0 and $142
  for the periods ended
  December 31, 1997,
  1998 and 1999,
  respectively, and $0
  and $340 for the nine
  months ended
  September 30, 1999
  and 2000,
  respectively).........         --       10,466     107,521     65,696     137,438
 Selling and marketing
  (excluding noncash
  compensation of $0,
  $0 and $213 for the
  periods ended
  December 31, 1997,
  1998 and 1999,
  respectively, and $0
  and $979 for the nine
  months ended
  September 30, 1999
  and 2000,
  respectively).........         --        3,260      59,580     38,376      68,949
 General and
  administrative
  (excluding noncash
  compensation of $0,
  $1,120 and $2,954 for
  the periods ended
  December 31, 1997,
  1998 and 1999,
  respectively, and
  $2,325 and $3,978 for
  the nine months ended
  September 30, 1999
  and 2000,
  respectively).........   $   2,736      15,589      42,354     28,558      58,156
 Non-cash
  compensation..........         --        1,120       3,309      2,325       5,297
 Depreciation and
  amortization..........           5       6,663      45,546     27,247      68,970
                           ---------   ---------  ----------  ---------  ----------
   Total operating
    expenses............       2,741      37,098     258,310    162,202     338,810
                           ---------   ---------  ----------  ---------  ----------
Loss from operations....      (2,741)    (20,520)   (125,079)   (80,847)    (91,384)
Interest and other
 expense................      (1,228)    (30,391)    (41,061)   (26,242)    (38,863)
Interest and other
 income.................           8      10,635       4,852      4,140       4,799
Gain on sale of
 property, equipment and
 marketable securities,
 net....................         --          --       11,928     11,682         --
                           ---------   ---------  ----------  ---------  ----------
Loss before taxes.......      (3,961)    (40,276)   (149,360)   (91,267)   (125,448)
Income tax benefit......         --        7,536         --         --          --
                           ---------   ---------  ----------  ---------  ----------
Net loss................      (3,961)    (32,740)   (149,360)   (91,267)   (125,448)
Accretion of preferred
 stock..................         --       (6,853)     (8,725)    (6,409)     (7,306)
                           ---------   ---------  ----------  ---------  ----------
Net loss available to
 common stockholders....   $  (3,961)  $ (39,593) $ (158,085) $ (97,676) $ (132,754)
                           =========   =========  ==========  =========  ==========
Net loss per common
 share (basic and
 diluted)...............   $   (1.25)  $   (8.18) $    (9.79) $  (15.53) $    (2.14)
                           =========   =========  ==========  =========  ==========
Weighted average common
 shares outstanding
 (basic and diluted)....   3,159,418   4,841,520  16,142,482  6,289,398  61,979,187
                           =========   =========  ==========  =========  ==========

                                  As of December 31,     As of September 30,
                                 ---------------------  -----------------------
                                   1998        1999        1999        2000
                                 ---------  ----------  ----------  -----------
                                               (in thousands)
Balance Sheet Data:
Cash and cash equivalents......  $ 146,172  $  186,251  $   50,931  $    13,135
Working capital (deficiency)...    146,192     134,669      30,889       (5,296)
Property, plant and equipment,
 net...........................    198,953     421,864     329,425      632,282
Total assets...................    686,859     979,797     732,709    1,036,288
Long-term debt and capital
 lease obligations.............    465,689     504,636     504,392      685,260
Redeemable preferred stock.....     80,090      94,203      91,887      101,509
Shareholders' equity...........     95,889     233,910      43,095      106,725

                                      Year Ended          Nine Months Ended
                                     December 31,           September 30,
                                 ---------------------  -----------------------
                                   1998        1999        1999        2000
                                 ---------  ----------  ----------  -----------
             (in thousands, except subscriber and customer data)
Other Data:
Subscribers (end of period)....     33,844     195,204     129,616      361,590
Launched potential customers
 (end of period)...............    248,000  11,450,000   8,759,000   13,323,000
EBITDA(1)......................  $ (12,737) $  (76,224) $  (51,275) $   (17,117)
Cash flows from:
 Operating activities..........  $  (4,130) $  (72,549) $  (70,505) $   (66,253)
 Investing activities..........   (372,372)   (170,511)    (68,333)    (254,764)
 Financing activities..........    511,312     283,139      43,597      147,901

--------
(1) "EBITDA" is defined as operating loss plus depreciation and amortization expense and non-cash compensation. EBITDA is a key financial measure but should not be construed as an alternative to operating income, cash flows from operating activities or net income (or loss), as determined in accordance with generally accepted accounting principles. EBITDA is not a measure determined in accordance with generally accepted accounting principles. We believe that EBITDA is a standard measure commonly reported and widely used by analysts and investors in the wireless communications industry. However, our method of computation may or may not be comparable to other similarly titled measures of other companies.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

Introduction

   The following discussion and analysis is based upon our financial statements as of the dates and for the periods presented in this section. You should read this discussion and analysis in conjunction with our financial statements and the related notes contained elsewhere in this prospectus supplement.

   Triton was incorporated in October 1997. In February 1998, we entered into a joint venture with AT&T Wireless. As part of the agreement, AT&T Wireless contributed to us personal communications services licenses covering 20 MHz of authorized frequencies in a contiguous geographic area encompassing portions of Virginia, North Carolina, South Carolina, Tennessee, Georgia and Kentucky in exchange for an equity position in Triton. As part of the transaction, we were granted the right to be the exclusive provider of wireless mobility services using equal emphasis co-branding with AT&T within our region.

   On June 30, 1998, we acquired an existing cellular system serving Myrtle Beach and the surrounding area from Vanguard Cellular Systems of South Carolina, Inc. In connection with this acquisition, we began commercial operations and earning recurring revenue in July 1998. We integrated the Myrtle Beach system into our personal communications services network as part of our Phase I network deployment. Substantially all of our revenues prior to 1999 were generated by cellular services provided in Myrtle Beach. Our results of operations do not include the Myrtle Beach system prior to our acquisition of that system.

   We began generating revenues from the sale of personal communications services in the first quarter of 1999 as part of Phase I of our personal communications services network build-out. Our network build-out is scheduled for three phases. We completed the first phase of our build-out in the first half of 1999 with the launch of 15 markets and completed the second phase during the first quarter of 2000 launching 21 additional markets. We have begun the third phase of our network build-out, which focuses on covering major highways linking the cities in our licensed area, as well as neighboring cities where AT&T Wireless and other carriers use compatible wireless technology. This phase, which is expected to be completed by year-end 2001, has included the launch of one additional market in our licensed area.

Revenue

   We derive our revenue from the following sources:

  . Service. We sell wireless personal communications services. The various types of service revenue associated with wireless communications services for our subscribers include monthly recurring charges and monthly non-recurring airtime charges for local, long distance and roaming airtime used in excess of pre-subscribed usage. Our customers' roaming charges are rate plan dependent and based on the number of pooled minutes included in their plans. Service revenue also includes monthly non-recurring airtime usage charges associated with our prepaid subscribers and non-recurring activation and de-activation service charges.

  . Equipment. We sell wireless personal communications handsets and accessories that are used by our customers in connection with our wireless services.

  . Roaming. We charge per minute fees to other wireless telecommunications companies for their customers' use of our network facilities to place and receive wireless services.

   A particular focus of our strategy is to reduce subscriber churn. Industry data suggest that those providers, including personal communications services providers, that have offered poor or spotty coverage, poor voice quality, unresponsive customer care or confusing billing suffer higher than average churn rates. Accordingly, we have launched service in our markets only after comprehensive and reliable coverage and service can be maintained in that market. In addition, our billing systems have been designed to provide customers with simple, understandable bills and flexible billing cycles. We offer simplified rate plans in each of our markets that are tailored to meet the needs of targeted customer segments. We offer local, regional and national rate plans that include local, long distance and roaming services, as well as bundled minutes with multiple options, designed to suit customers' needs. Finally, proactive subscriber retention is an important initiative for our customer care program.

   We believe our roaming revenues will be subject to seasonality. We expect to derive increased revenues from roaming during vacation periods, reflecting the large number of tourists visiting resorts in our coverage area. We believe that our equipment revenues will also be seasonal, as we expect sales of telephones to peak in the fourth quarter, primarily as a result of increased sales during the holiday season. Although we expect our overall revenues to increase due to increasing roaming minutes, our per-minute roaming revenue will decrease over time according to the terms of our agreements with AT&T Wireless.

Costs and Expenses

   Our costs of services and equipment include:

  . Equipment. We purchase personal communications services handsets and accessories from third party vendors to resell to our customers for use in connection with our services. Because we subsidize the sale of handsets to encourage the use of our services, the cost of handsets is higher than the resale price to the customer. We do not manufacture any of this equipment.

  . Roaming Fees. We incur fees to other wireless communications companies based on airtime usage by our customers on other wireless communications networks.

  . Transport and Variable Interconnect. We incur charges associated with interconnection with other carriers' networks. These fees include monthly connection costs and other fees based on minutes of use by our customers.

  . Variable Long Distance. We pay usage charges to other communications companies for long distance service provided to our customers. These variable charges are based on our subscribers' usage, applied at pre-negotiated rates with the other carriers.

  . Cell Site Costs. We will incur expenses for the rent of towers, network facilities, engineering operations, field technician, and related utility and maintenance charges.

   Recent industry data indicate that transport, interconnect, roaming and long distance charges that we currently incur will continue to decline, due principally to competitive pressures and new technologies. Cell site costs are expected to increase due to escalation factors included in the lease agreements.

   Other expenses include:

  . Selling and Marketing. Our selling and marketing expense includes the cost of brand management, external communications, retail distribution, sales training, direct, indirect, third party and telemarketing support.

  . General and Administrative. Our general and administrative expense includes customer care, billing, information technology, finance, accounting, legal services, network implementation, product development, and engineering management. Functions such as customer care, billing, finance, accounting and legal services are likely to remain centralized in order to achieve economies of scale.

  . Depreciation and Amortization. Depreciation of property and equipment is computed using the straight-line method, generally over three to twelve years, based upon estimated useful lives. Leasehold improvements are amortized over the lesser of the useful lives of the assets or the term of the lease. Network development costs incurred to ready our network for use are capitalized. Amortization of network development costs begins when the network equipment is ready for its intended use and is amortized over the estimated useful life of the asset. Our personal communications services licenses and our cellular license are being amortized over a period of 40 years.

  . Non-cash Compensation. As of September 30, 2000, we recorded $45.5 million of deferred compensation associated with the issuances of our common and preferred stock to employees. The compensation is being recognized over five years as the stock vests.

  . Interest Income (Expense) and other. Interest income is earned primarily on our cash and cash equivalents. Interest expense through September 30, 2000 consists of interest on Triton PCS's credit facility and 2008 notes, net of capitalized interest. Other expenses include amortization of certain financing charges.

   Our ability to improve our margins will depend on our ability to manage our variable costs, including selling general and administrative expense, costs per gross added subscriber and costs of building out our network. We expect our operating costs to grow as our operations expand and our customer base and call volumes increase. Over time, these expenses should represent a reduced percentage of revenues as our customer base grows. Management will focus on application of systems and procedures to reduce billing expense and improve subscriber communication. These systems and procedures will include debit billing, credit card billing, over-the-air payment and Internet billing systems.

Investment in Lafayette Communications

   We own a 39% equity investment in Lafayette Communications, which has successfully bid on 14 licenses in the recently completed FCC 1900 MHz spectrum license auction and entered into an agreement to acquire 10 MHz of spectrum in South Carolina. Because we do not control Lafayette Communications, we will account for our investment on the equity method and will record our proportionate share of its losses or income in our income statement. We anticipate that we will lend Lafayette Communications approximately $230 million to finance the purchases of the licenses. We anticipate negotiating for an agreement with Lafayette Communications, consistent with FCC requirements, regarding the use of spectrum acquired by Lafayette Communications. We will record as income any interest due from Lafayette Communications under its loan and will incur an expense to the extent that we pay Lafayette Communications for the use of its spectrum.

Results of Operations

   Nine months ended September 30, 2000 compared to the nine months ended September 30, 1999

   Net subscriber additions were 166,386 and 95,772 for the nine months ended September 30, 2000 and 1999, respectively. Subscribers were 361,590 and 129,616 as of September 30, 2000 and 1999, respectively. The increase in subscribers over the same period in 1999 was primarily due to launching 21 additional markets between October 1, 1999 and September 30, 2000 as part of the Phase II network build-out, offering nine full months of service in the 15 markets launched as part of our Phase I build-out and continued strong demand for our digital service offerings and pricing plans.

   The wireless industry typically generates a higher number of subscriber additions and handset sales in the fourth quarter of each year compared to the other quarters. This is due to the use of retail distribution, which is dependent on the holiday shopping season, the timing of new products and service introductions, and aggressive marketing and sales promotions.

   Subscriber churn was 1.8% and 2.0% for the nine months ended September 30, 2000 and 1999, respectively. We believe that our churn rate remains consistently low due to our high quality system performance, our commitment to quality customer service and our focused collection efforts.

   Average revenue per user was $61.23 and $61.33 for the nine months ended September 30, 2000 and 1999, respectively. We continue to focus on attracting new customers with rate plans that provide more value to the customer at a higher average access charge.

   Service revenues were $151.0 million and $37.5 million for the nine months ended September 30, 2000 and 1999, respectively. The increase in service revenues of $113.5 million was due primarily to growth of subscribers. Of this increase, $98.5 million was attributable to markets launched prior to September 30, 1999 and $15.0 million to additional markets launched between October 1, 1999 and September 30, 2000. Equipment revenues were $24.8 million and $16.6 million for the nine months ended September 30, 2000 and 1999, respectively. The equipment revenues increase of $8.2 million over the same period in 1999 was due primarily to the increase in gross additions. Roaming revenues were $71.6 million and $27.2 million for the nine months ended September 30, 2000 and 1999, respectively. The increase in roaming revenues of $44.4 million was due to increased roaming minutes of use resulting from our continued network buildout, offset slightly by a contractual decrease in our service charge per minute.

   Costs of service were $91.2 million and $38.2 million for the nine months ended September 30, 2000 and 1999, respectively. Costs of service are comprised primarily of network operating costs, roaming expense and long distance expense. The increase in costs of service of $53.0 million over the same period in 1999 was due primarily to increased costs of expanding and maintaining our wireless network to support an increase in the number of subscriber and roamer minutes of use. Cost of equipment was $46.3 million and $27.5 million for the nine months ended September 30, 2000 and 1999, respectively. The increase of $18.8 million over the same period in 1999 is due primarily to an increase in subscriber additions.

   Selling and marketing costs were $69.0 million and $38.4 million for the nine months ended September 30, 2000 and 1999, respectively. The increase of $30.6 million over the same period in 1999 was primarily due to the expansion of our sales distribution channels and advertising and promotion costs associated with the additional markets launched.

   General and administrative expenses were $58.2 million and $28.6 million for the nine months ended September 30, 2000 and 1999, respectively. The increase of $29.6 million over the same period in 1999 was primarily due to the development and growth of infrastructure and staffing related to information technology, customer care and other administrative functions established in conjunction with launching additional markets and the corresponding growth in subscriber base.

   EBITDA is defined as operating loss plus depreciation and amortization expense and non-cash compensation. We believe EBITDA provides meaningful additional information on our operating results and on our ability to service our long-term debt and other fixed obligations as well as our ability to fund our continued growth. EBITDA is considered by many financial analysts to be a meaningful indicator of an entity's ability to meet its future financial obligations. Growth in EBITDA is considered to be an indicator of future profitability, especially in a capital-intensive industry such as wireless telecommunications. EBITDA should not be construed as an alternative to operating income (loss) as determined in accordance with United States GAAP, as an alternate to cash flows from operating activities as determined in accordance with United States GAAP, or as a measure of liquidity. EBITDA was a loss of $17.1 million and a loss of $51.3 million for the nine months ended September 30, 2000 and 1999, respectively. The decrease in the loss of $34.2 million over the same period in 1999 resulted primarily from the items discussed above.

   Non-cash compensation was $5.3 million and $2.3 million for the nine months ended September 30, 2000 and 1999, respectively. The increase of $3.0 million over the same period in 1999 was attributable to the vesting of an increased number of restricted shares.

   Depreciation and amortization expenses were $69.0 million and $27.2 million for the nine months ended September 30, 2000 and 1999, respectively. The increase of $41.8 million over the same period in 1999 relates primarily to depreciation of our fixed assets as well as the amortization on our personal communications services licenses and AT&T agreements upon the commercial launch of our Phase II markets. Depreciation will continue to increase as additional portions of our network are placed into service.

   Interest expense was $38.9 million, net of capitalized interest of $7.9 million, for the nine months ended September 30, 2000. Interest expense was $26.2 million, net of capitalized interest of $12.9 million, for the nine months ended September 30, 1999. The increase of $12.7 million over the same period in 1999 relates primarily to additional draws on Triton PCS's credit facility totaling $150.0 million and less capitalized interest as a result of assets placed into service. For the nine months ending September 30, 2000, we had a weighted average interest rate of 11.02% on Triton PCS's average borrowings under its bank credit facility and our average obligation for Triton PCS's senior subordinated debt. Interest income was $4.8 million and $4.1 million for the nine months ended September 30, 2000 and 1999, respectively. The increase of $0.7 million over the same period in 1999 was due primarily to interest on greater average cash balances.

   Net loss was $125.4 million and $91.3 million for the nine months ended September 30, 2000 and 1999, respectively. The increase of $34.1 million over the same period in 1999 resulted primarily from the items discussed above.

   Year ended December 31, 1999 compared to the year ended December 31, 1998

   Total revenue was $133.2 million and $16.6 million for the years ended December 31, 1999 and 1998, respectively. Service revenue was $63.5 million and $11.2 million for the years ended December 31, 1999 and 1998, respectively. Equipment revenue was $25.4 million and $0.8 million for the years ended December 31, 1999 and 1998, respectively. Roaming revenue was $44.3 million and $4.7 million for the years ended December 31, 1999 and 1998, respectively. This revenue increase was primarily related to launching 27 markets as part of our Phase I and Phase II network build-out.

   Cost of service and equipment was $107.5 million and $10.5 million for the years ended December 31, 1999 and 1998, respectively. These costs were primarily related to launching 27 markets as part of our Phase I and Phase II network build-out.

   Selling and marketing expenses were $59.6 million and $3.3 million for the years ended December 31, 1999 and 1998, respectively. The increase of $56.3 million was due to increased salary and benefit expenses for new sales and marketing staff and advertising and promotion associated with launching 27 markets as part of our Phase I and Phase II network build-out.

   General and administrative expenses were $42.4 million and $15.6 million for the years ended December 31, 1999 and 1998, respectively. The increase of $26.8 million was due to the development and growth of infrastructure and staffing related to information technology, customer care and other administrative functions incurred in conjunction with the commercial launch of 27 markets during 1999.

   Non-cash compensation expense was $3.3 million and $1.1 million for the years ended December 31, 1999 and 1998, respectively. This increase is attributable to the issuance of additional shares in 1999 and to an increase in the vesting of certain restricted shares as compared to the same period in 1998.

   Depreciation and amortization expense was $45.5 million and $6.7 million for the years ended December 31, 1999 and 1998, respectively. This increase of $38.8 million was related to depreciation of our fixed assets, as well as the initiation of amortization on personal communications services licenses and the AT&T agreements upon the commercial launch of our Phase I and Phase II markets.

   Interest expense was $41.1 million, net of capitalized interest of $12.3 million, and $30.4 million, net of capitalized interest of $3.5 million, for the years ended December 31, 1999 and 1998, respectively. The increase is attributable to increased borrowings as compared to the same period in 1998.

   Interest income was $4.9 million and $10.6 million for the years ended December 31, 1999 and 1998, respectively. This reduction is due primarily to lower average cash balances resulting from the continued Phase I and Phase II build-out.

   Gain on sale of property, equipment and marketable securities was $11.9 million for the year ended December 31, 1999, relating primarily to the gain recorded on the tower sale of $11.6 million, and the gain on the sale of marketable securities of $1.0 million, partially off set by a $0.8 million loss on the sale of furniture and fixtures. We recorded no gains on the sale of assets in 1998.

   Income tax benefit for years ended December 31, 1999 and 1998 was $0 and $7.5 million, respectively. The decrease was due to the inability to recognize additional tax benefits in 1999.

   Net loss was $149.4 million and $32.8 million for the years ended December 31, 1999 and 1998, respectively. The net loss increased $116.6 million primarily due to the initial launch of commercial service as discussed in the items above.

   Year ended December 31, 1998 compared to the period from March 6, 1997 (inception) to December 31, 1997

   Total revenue for the year ended December 31, 1998 was $16.6 million, which was comprised of services, roaming and equipment revenues related to our Myrtle Beach operations, which we acquired in June 1998. We had no revenue for the period from March 6, 1997 to December 31, 1997.

   Costs of services and equipment were $10.5 million for the year ended December 31, 1998. These costs were associated with our Myrtle Beach operations. We had no costs of services and equipment for the period from March 6, 1997 to December 31, 1997.

   Selling and marketing costs were $3.3 million for the year ended December 31, 1998, relating primarily to advertising, marketing and promotional activities associated with our Myrtle Beach operations. We had no selling and marketing expense for the period from March 6, 1997 to December 31, 1997.

   General and administrative expenses increased by $12.9 million to $15.6 million for the year ended December 31, 1998, as compared to the period from March 6, 1997 to December 31, 1997. The increase was due primarily to administrative costs associated with the Myrtle Beach network and the establishment of our corporate and regional operational infrastructure.

   Non-cash compensation expense was $1.1 million for the year ended December 31, 1998, relating to the vesting of shares issued as compensation. We had no non-cash compensation for the period from March 6, 1997 to December 31, 1997.

   Depreciation and amortization expense was $6.7 million and $5,000 for year ended December 31, 1998 and for the period from March 6, 1997 to December 31, 1997, respectively. This amount relates primarily to the depreciation of the tangible and intangible assets acquired in the Myrtle Beach transaction and amortization attributable to certain agreements executed in connection with the AT&T Wireless joint venture.

   Interest expense was $30.4 million, net of capitalized interest of $3.5 million, and $1.2 million for the year ended December 31, 1998 and for the period from March 6, 1997 to December 31, 1997, respectively. No interest was capitalized in 1997. This increase is attributable to increased borrowings in the year ended December 31, 1998.

   Interest and other income was $10.6 million and $8,000 for the year ended December 31, 1998 and for the period from March 6, 1997 to December 31, 1997, respectively. This amount relates primarily to interest income on our cash and cash equivalents.

   For the year ended December 31, 1998, we recorded a tax benefit of $7.5 million related to temporary deductible differences, primarily net operating losses.

   For the year ended December 31, 1998, our net loss was $32.7 million, as compared to $4.0 million for the period from March 6, 1997 to December 31, 1997. The net loss increased $28.7 million, resulting primarily from the items discussed above.

Liquidity and Capital Resources

   The construction of our network and the marketing and distribution of wireless communications products and services have required, and will continue to require, substantial capital. These capital requirements include license acquisition costs, capital expenditures for network construction, funding of operating cash flow losses and other working capital costs, debt service and financing fees and expenses. We estimate that our total capital requirements, assuming substantial completion of our network build-out, which will allow us to offer services to nearly 100% of the potential customers in our licensed area, and including loans to Lafayette Communications, from our inception until December 31, 2001 will be approximately $1.7 billion, of which $500 million had not yet been spent as of December 31, 2000. However, these capital requirements do not include any additional capital requirements that may result from future upgrades for advances in new technology, including with respect to advanced wireless data services.

   We believe that the proceeds from this offering coupled with cash on hand and available credit facility borrowings will be sufficient to meet our projected capital requirements through the conclusion of our network build plan, including loans to Lafayette Communications. See "Use of Proceeds." Although we estimate that these funds will be sufficient to build out our network and to enable us to offer services to nearly 100% of the potential customers in our licensed area, it is possible that additional funding will be necessary.

   Preferred Stock. As part of our joint venture agreement with AT&T Wireless, we issued 732,371 shares of our Series A preferred stock to AT&T Wireless PCS. The Series A preferred stock provides for cumulative dividends at an annual rate of 10% on the $100 liquidation value per share plus unpaid dividends. These dividends accrue and are payable quarterly; however, we may defer all cash payments due to the holders until June 30, 2008, and quarterly dividends are payable in cash thereafter. The Series A preferred stock is redeemable at the option of its holders beginning in 2018 and at our option, at its liquidation value plus unpaid dividends on or after February 4, 2008. On and after February 4, 2006, the Series A preferred stock is also convertible at the option of its holders for shares of Class A common stock having a market value equal to the liquidation value plus unpaid dividends on the Series A preferred stock. We may not pay dividends on, or, subject to specified exceptions, repurchase shares of, our common stock without the consent of the holders of the Series A preferred stock.

   Credit Facility. On February 3, 1998, Triton PCS entered into a loan agreement that provided for a senior secured bank facility with a group of lenders for an aggregate amount of $425.0 million of borrowings. On September 22, 1999 and September 14, 2000, Triton PCS entered into amendments and restatements of that loan agreement. The amount of credit currently available to Triton PCS has been increased to $750.0 million. The bank facility provides for:

  . a $175.0 million senior secured Tranche A term loan maturing on August 4, 2006;

  . a $150.0 million senior secured Tranche B term loan maturing on May 4, 2007;

  . a $175.0 million senior secured Tranche C term loan maturing on August 4, 2006;

  . a $150.0 million senior secured Tranche D term loan maturing on August 4, 2006; and

  . a $100.0 million senior secured revolving credit facility maturing on August 4, 2006.

   The terms of the bank facility will permit Triton PCS, subject to various terms and conditions, including compliance with specified leverage ratios and satisfaction of build-out and subscriber milestones, to draw up to $750.0 million to finance working capital requirements, capital expenditures, permitted acquisitions and other corporate purposes. The borrowings under these facilities are subject to customary terms and conditions. As of February 5, 2001, Triton PCS had drawn $175.0 million under the Tranche A term loan, $150.0 million under the Tranche B term loan and $175.0 million under the Tranche C term loan.

   Triton PCS must begin to repay the term loans in quarterly installments, beginning on February 4, 2002, and the commitments to make loans under the revolving credit facility are automatically and permanently reduced beginning on August 4, 2004. In addition, the credit facility requires Triton PCS to make mandatory prepayments of outstanding borrowings under the credit facility, commencing with the fiscal year ending December 31, 2001, based on a percentage of excess cash flow and contains financial and other covenants customary for facilities of this type, including limitations on investments and on Triton PCS's ability to incur debt and pay dividends.

   Senior Subordinated Notes. On May 7, 1998, Triton PCS completed an offering of $512.0 million aggregate principal amount at maturity of 11% senior subordinated discount notes due 2008 under Rule 144A of the Securities Act. The proceeds of the offering, after deducting an initial purchasers' discount of $9.0 million, were $291.0 million. The notes are guaranteed by all of Triton PCS's subsidiaries. The indenture for the notes contains customary covenants, including covenants that limit our subsidiaries' ability to pay dividends to us, make investments and incur debt. The indenture also contains customary events of default.

   On January 19, 2001, Triton PCS completed an offering of $350.0 million aggregate principal amount at maturity of 9 3/8% senior subordinated notes due 2011 under Rule 144A of the Securities Act. The notes are guaranteed by all of Triton PCS's subsidiaries. The indenture for the notes contains customary covenants, including covenants that limit our subsidiaries' ability to pay dividends to us, make investments and incur debt. The indenture also contains customary events of default.

   Historical Cash Flow. As of September 30, 2000, we had $13.1 million in cash and cash equivalents, as compared to $186.3 million in cash and cash equivalents at December 31, 1999. Net working capital was $(5.3) million at September 30, 2000 and $134.7 million at December 31, 1999. The $66.3 million of cash used in operating activities during the nine-month period ended September 30, 2000 was the result of our net loss of $125.4 million and $50.7 million of cash used by changes in working capital, partially offset by $109.9 million of depreciation and amortization, accretion of interest, non-cash compensation and bad debt expense. The $254.8 million of cash used by investing activities during the nine-month period ending September 30, 2000 was related to capital expenditures associated with our Phase II and Phase III network build-out. These capital expenditures were made primarily to enhance and expand our wireless network in order to increase capacity and to satisfy subscriber needs and competitive requirements. We will continue to upgrade our network capacity and service quality to support our anticipated subscriber growth. The $147.9 million provided by financing activities during the nine-month period ending September 30, 2000 relates primarily to our $150.0 million draw against our credit facility.

   As of September 30, 1999, Triton had $50.9 million in cash and cash equivalents, as compared to $146.2 million in cash and cash equivalents at December 31, 1998. Net working capital was $30.9 million at September 30, 1999 and $146.2 million at December 31, 1998. The $70.5 million of cash used in operating activities during the nine month period ended September 30, 1999 was the result of our net loss of $91.3 million and $23.9 million of cash used by changes in working capital, partially offset by $44.7 million of depreciation and amortization, gain on sale of property, equipment and marketable securities, accretion of interest, non-cash compensation and bad debt expense. The $68.3 million of cash used by investing activities during the nine month period ending September 30, 1999 relates primarily to capital expenditures of $162.7 million associated with our Phase I and Phase II network build-out, partially offset by $69.7 million of cash proceeds from our sale of property and equipment and net proceeds of $24.6 million on the sale of marketable securities. The $43.6 million provided by financing activities during the nine-month period ending September 30, 1999 relates primarily to our $35.0 million of proceeds from issuance of stock in connection with a private equity investment and a $10.0 million draw against Triton PCS's credit facility.

   As of December 31, 1999, Triton had $186.3 million in cash and cash equivalents, as compared to $146.2 million in cash and cash equivalents at December 31, 1998. Net working capital was $134.7 million at December 31, 1999 and $146.2 million at December 31, 1998. The $72.5 million of cash used in operating activities during the year ended December 31, 1999 was the result of our net loss of $149.4 million partially offset by $77.9 million of depreciation and amortization, gain on sale of property, equipment and marketable securities, accretion of interest, non-cash compensation and bad debt expense. The $170.5 million of cash used by investing activities during the year ending December 31, 1999 relates primarily to capital expenditures of $264.8 million associated with our Phase I and Phase II network build-out, partially offset by $69.7 million of cash proceeds from our sale of property and equipment and net proceeds of $24.6 million on the sale of marketable securities. The $283.1 million provided by financing activities during the year ending December 31, 1999 relates primarily to the $190.2 million of net proceeds from our initial public offering and $95.0 million of proceeds from issuance of stock in connection with a private equity investment.

   As of December 31, 1998, Triton had $146.2 million in cash and cash equivalents, as compared to $11.4 million in cash and cash equivalents at December 31, 1997. Net working capital was $146.2 million at December 31, 1998 and $(5.7) million at December 31, 1997. The $4.1 million of cash used in operating activities during the year ended December 31, 1998 was the result of our net loss of $32.7 million partially offset by $5.1 million of cash provided by changes in working capital and $23.5 million of depreciation and amortization, deferred income taxes, accretion of interest, non-cash compensation and bad debt expense. The $372.4 million of cash used by investing activities during the year ending December 31, 1998 relates primarily to capital expenditures of $87.7 million associated with our Phase I network build-out, $261.0 million of cash used to acquire the Myrtle Beach and Norfolk markets and $23.6 million purchase of marketable securities. The $511.3 million provided by financing activities during the year ending December 31, 1998 relates primarily to the $291.0 million of proceeds from Triton PCS's 11% subordinated debt offering, $49.4 million of proceeds from issuance of stock in connection with the Myrtle Beach and Norfolk transactions, $33.3 million of proceeds from issuance of stock in connection with a private equity investment and a $150.0 million draw against Triton PCS's credit facility.

   As of December 31, 1997, Triton had $11.4 million in cash and cash equivalents, as compared to $0.0 million in cash and cash equivalents at March 6, 1997, the date of inception. Net working capital was $(5.7) million at December 31, 1997. The $1.1 million of cash used in operating activities during the period from inception to December 31, 1997 was the result of our net loss of $4.0 million, partially offset by $2.9 million of cash provided by changes in working capital. The $0.5 million of cash used by investing activities during the period from inception to December 31, 1997 relates to capital expenditures associated with our Phase I network build-out. The $12.9 million provided by financing activities during the period from inception to December 31, 1997 relates primarily to our $13.3 million borrowing under notes payable.

New Accounting Pronouncements

   On July 8, 1999, the Financial Accounting Standards Board, also known as "FASB," issued SFAS No. 137, "Deferral of the Effective Date of SFAS 133," which defers the effective date of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" to all fiscal quarters of all fiscal years beginning after June 15, 2000. In June 2000, the FASB issued SFAS No. 138, "Accounting for Certain Hedging Activities" as an amendment to SFAS No. 133. This statement provides clarification with regard to certain implementation issues under SFAS No. 133 on specific types of hedges. The adoption of SFAS Nos. 133 and 138 will not have a material effect on Triton's results of operations, financial position or cash flows.

   On June 26, 2000 the SEC issued Staff Accounting Bulletin, or "SAB," No. 101B which amends the implementation date of SAB No. 101, "Revenue Recognition," to no later than the fourth fiscal quarter of fiscal years beginning after December 15, 1999. SAB No. 101 provides guidance on the recognition, presentation, and disclosure of revenue in the financial statements. Management has determined that the impact will not be material to Triton's financial position or results of operations.

Inflation

   We do not believe that inflation has had a material impact on operations.

Qualitative and Quantitative Disclosures about Market Risks

   We are highly leveraged and, as a result, our cash flows and earnings are exposed to fluctuations in interest rates. Our debt obligations are U.S. dollar denominated. Our market risk therefore is the potential loss arising from adverse changes in interest rates. As of September 30, 2000, the debt, as adjusted to give effect to (a) the issuance of our 9 3/8% senior subordinated notes due 2011 in the principal amount of $350.0 million and (b) the additional $200.0 million drawn under Triton PCS's credit facility, can be categorized as follows (dollars in thousands):

   Fixed interest rates:
     Senior subordinated debt......................................... $731,049
   Subject to interest rate fluctuations:
     Bank credit facility............................................. $500,000

   Our interest rate risk management program focuses on minimizing exposure to interest rate movements, setting an optimal mixture of floating and fixed rate debt and minimizing liquidity risk. To the extent possible, we manage interest rate exposure and the floating to fixed ratio through Triton PCS's borrowings, but sometimes we use interest rate swaps to adjust our risk profile. We selectively enter into interest rate swaps to manage interest rate exposure only.

Interest Rate Risk Management Agreements

   We utilize interest rate swaps to hedge against the effect of interest rate fluctuations on Triton PCS's senior debt portfolio. We do not hold or issue financial instruments for trading or speculative purposes. Swap counterparties are major commercial banks. Through September 30, 2000, Triton PCS had entered into six interest rate swap transactions having an aggregate non-amortizing notional amount of $250.0 million. Under these interest rate swap contracts, Triton PCS agrees to pay an amount equal to a specified fixed-rate of interest times a notional principal amount and to receive in turn an amount equal to specified variable-rate of interest times the same notional amount. The notional amounts of the contracts are not exchanged. Net interest positions are settled quarterly. A 100 basis point fluctuation in market rates would not have a material effect on our overall financial condition.

   Information, as of September 30, 2000, for the interest rate swaps entered into as follows:

                                Fixed     Variable   Receivable/     Fair
     Term          Notional      Rate       Rate      (Payable)      Value
     ----          --------     -----     --------   -----------     -----
12/8/98-12/4/03   $35,000,000    4.805%    6.598%      $47,206     $ 797,981
12/8/98-12/4/03   $40,000,000    4.760%    6.598%      $55,250     $ 934,819
6/12/00-6/12/03   $75,000,000   6.9025%    6.554%      $(9,599)    $(665,694)
6/15/00-6/16/03   $50,000,000    6.895%    6.554%      $(5,222)    $(433,206)
7/17/00-7/15/03   $25,000,000     6.89%    6.554%      $(8,247)    $(224,917)
8/15/00-8/15/03   $25,000,000     6.89%    6.554%      $(6,854)    $(229,310)

   The variable rate is capped at 7.5% for the interest rate swaps, with notional amounts of $75.0 million, $50.0 million, $25.0 million and $25.0 million, respectively.

   Our cash and cash equivalents consist of short-term assets having initial maturities of three months or less. While these investments are subject to a degree of interest rate risk, it is not considered to be material relative to our overall investment income position.

                                   BUSINESS

Overview

   We are a rapidly growing provider of wireless personal communications services in the southeastern United States. Our personal communications services licenses cover approximately 13 million potential customers in a contiguous geographic area encompassing portions of Virginia, North Carolina, South Carolina, Tennessee, Georgia and Kentucky. In February 1998, we entered into a joint venture with AT&T Wireless. As part of the agreement, AT&T Wireless contributed personal communications services licenses for 20 MHz of authorized frequencies covering 11 million potential customers within defined areas of our region in exchange for an equity position in Triton. Since that time, we have expanded our coverage area to include an additional 2 million potential customers through acquisitions and license exchanges with AT&T Wireless. As part of the transactions with AT&T Wireless, we were granted the right to be the exclusive provider of wireless mobility services using equal emphasis co-branding with AT&T within our region. We believe our markets are strategically attractive because of their proximity to AT&T Wireless's wireless systems in the Washington, D.C., Charlotte, North Carolina and Atlanta, Georgia markets, which collectively cover a population of more than 27 million individuals. Our market location is attractive as we are the preferred provider of wireless mobility services to AT&T Wireless's digital wireless customers who roam into our markets. Our strategy is to provide extensive coverage to customers within our region, to offer our customers coast-to-coast coverage and to benefit from roaming revenues generated by AT&T Wireless's and other carriers' wireless customers who roam into our covered area. Our management team is led by Michael Kalogris and Steven Skinner, the former Chief Executive Officer and Chief Operating Officer of Horizon Cellular Group, respectively.

   Our network build-out is scheduled for three phases. As of December 31, 2000, we had completed Phase I and Phase II of this build-out and successfully launched personal communications services in all of our 37 markets. As of December 31, 2000, our network in these 37 markets included 1,691 cell sites and seven switches. Since we began offering services in these 37 markets, our subscriber base and the number of minutes generated by non-Triton subscribers roaming onto our network have grown dramatically.

   From our initial launch of personal communications services in January 1999 to December 31, 2000, our subscriber base has grown from 33,844 subscribers to 446,401 subscribers, with 84,811 additional subscribers alone coming in the fourth quarter of 2000. Roaming minutes generated by non-Triton subscribers since January 1999 have increased from approximately 0.7 million minutes per month to approximately 38.0 million minutes per month, with roaming minutes rising from 56.5 million in the fourth quarter of 1999 to 110 million minutes in the fourth quarter of 2000. In addition, our subscriber churn rate decreased to 1.78% in the fourth quarter of 2000 from 1.94% in the third quarter of 2000.

   We have begun the third phase of our network build-out, which focuses on covering major highways linking the cities in our licensed area, as well as neighboring cities where AT&T Wireless and other carriers use compatible wireless technology. We expect Phase III to be completed by year-end 2001 and to add approximately 584 cell sites to our network. Upon completion of Phase III, our network will include approximately 2,100 cell sites and seven switches and span approximately 18,000 highway miles.

   Our markets have attractive demographic characteristics for wireless communications services, including population densities that are 80% greater than the national average.

   Our goal is to provide our customers with simple, easy-to-use wireless services with coast-to-coast service, superior call quality, personalized customer care and competitive pricing. We utilize a mix of sales and distribution channels, including, as of December 31, 2000, a network of 94 company-owned retail stores, over 415 agents with 689 indirect outlets, including nationally recognized retailers such as Circuit City, Office Depot, Staples and Best Buy, and 88 direct sales representatives covering corporate accounts.

   We believe that as a member of the AT&T Wireless Network, we will attract customers by capitalizing on AT&T's national brand and its extensive digital wireless network. We have also entered into an agreement with

TeleCorp PCS, another member of the AT&T Wireless Network, to operate under a common regional brand name, SunCom, throughout an area covering approximately 43 million potential customers primarily in the south-central and southeastern United States. We believe this arrangement will allow us to establish a strong regional brand name within our markets.

Strategic Alliance with AT&T Wireless

   One of our most important competitive advantages is our strategic alliance with AT&T Wireless, one of the largest providers of wireless communications services in the United States. As part of its strategy to rapidly expand its digital wireless coverage in the United States, AT&T Wireless has focused on constructing its own network and making strategic acquisitions in selected cities, as well as entering into agreements with three independent wireless operators, including Triton, to construct and operate personal communications services networks in other markets.

   Our strategic alliance with AT&T Wireless provides us with many business, operational and marketing advantages, including the following:

  . Recognized Brand Name. We market our wireless services to our potential customers giving equal emphasis to the SunCom and AT&T brand names and logos.

  . Exclusivity. We are AT&T Wireless's exclusive provider of facilities-based wireless mobility communications services using equal emphasis co-branding with AT&T in our covered markets, and, from time to time, we may participate with AT&T Wireless in other programs.

  . Preferred Roaming Partner. We are the preferred carrier for AT&T
    Wireless's digital wireless customers who roam into our coverage area.

  . Coverage Across the Nation. With the use of advanced multi-mode handsets which transition between personal communications services and cellular frequencies, our customers have access to coast-to-coast coverage through our agreements with AT&T Wireless, other members of the AT&T Wireless Network and with other third-party roaming partners.

  . Volume Discounts. We receive preferred terms on certain products and services, including handsets, infrastructure equipment and administrative support from companies who provide these products and services to AT&T.

  . Marketing. We benefit from AT&T's nationwide marketing and advertising campaigns, including the success of AT&T's national rate plans, in the marketing of our own plans.

Competitive Strengths

   In addition to the advantages provided by our strategic alliance with AT&T Wireless, we have the following competitive strengths:

  . Attractive Licensed Area. Our markets have favorable demographic characteristics for wireless communications services, such as population densities that are 80% greater than the national average.

  . Proven Technology. We are building our personal communications services network using time division multiple access digital technology. This technology is also used by AT&T Wireless, and, therefore, our network is compatible with AT&T Wireless's network and other time division multiple access digital technology networks. This technology allows wireless communications service providers to offer enhanced features, higher network quality, improved in-building penetration and greater network capacity relative to analog cellular service. In addition, handsets operating on a digital system are capable of sleep-mode while turned on but not in use, thus increasing standby availability for incoming calls as users will be able to leave these phones on for significantly longer periods than they can with wireless phones using an earlier technology.

  . Experienced Management. We have a management team with a high level of experience in the wireless communications industry. Our senior management team has an average of 12 years of experience with wireless leaders such as AT&T, Verizon, Horizon Cellular and ALLTEL Communications Inc. Our senior management team also owns in excess of 10% of our outstanding Class A common stock.

  . Contiguous Service Area. We believe our contiguous service area allows us to cost effectively offer large regional calling areas to our customers. Further, we believe that we generate operational cost savings, including sales and marketing efficiencies, by operating in a contiguous service area.

  . Strong Capital Base. We believe that we have sufficient capital and availability under our credit facility to fund the build-out of our current network plan. After this offering, we will have total capital of approximately $2.1 billion, $484.3 million of available cash and $250.0 million of available borrowings under our credit facility.

Business Strategy

   Our objective is to become the leading provider of wireless communications services in the markets we serve. We intend to achieve this objective by pursuing the following business strategies:

  . Operate a Superior, High Quality Network. We are committed to making the capital investment required to develop and operate a superior, high quality network. Our network, when complete, will include approximately 2,100 cell sites and seven switches and span approximately 18,000 highway miles. We believe this network will enable us to provide extensive coverage within our region and consistent quality performance, resulting in a high level of customer satisfaction.

  . Provide Superior Coast-to-Coast and In-Market Coverage. Our market research indicates that scope and quality of coverage are extremely important to customers in their choice of a wireless service provider. We have designed extensive local calling areas, and we offer coast-to-coast coverage through our arrangements with AT&T Wireless, its affiliates and other third-party roaming partners. Our network covers those areas where people are most likely to take advantage of wireless coverage, such as suburbs, metropolitan areas and vacation locations.

  . Provide Enhanced Value at Low Cost. We offer our customers advanced services and features at competitive prices. Our affordable, simple pricing plans are designed to promote the use of wireless services by enhancing the value of our services to our customers. We include usage-enhancing features such as call waiting, voice mail, three-way conference calling and short message service in our basic packages. We also allow customers to purchase large packages of minutes per month for a low fixed price. We most recently expanded our service plans to include national "SunCom USA" plans which are similar to AT&T's digital One Rate Plan.

  . Deliver Quality Customer Service. We believe that superior customer service is a critical element in attracting and retaining customers. Our systems have been designed with open interfaces to other systems. This design allows us to select and deploy the best software package for each application in our administrative systems. Our point-of-sale activation process is designed to ensure quick and easy service initiation, including customer qualification. We also emphasize proactive and responsive customer care, including rapid call-answer times, welcome packages and anniversary calls. We currently operate state-of-the-art customer care facilities in Richmond, Virginia and Charleston, South Carolina that house our customer service and collections personnel.

License Acquisition Transactions

   Our original personal communications services licenses were acquired as part of our joint venture agreement with AT&T Wireless.

   On June 30, 1998, we acquired an existing cellular system serving Myrtle Beach and the surrounding area from Vanguard Cellular Systems for a purchase price of approximately $164.5 million. We integrated the Myrtle

Beach system, which used time division multiple access digital technology, into our personal communications services network as part of our Phase I network deployment. Substantially all of our revenues prior to 1999 were generated by services provided in Myrtle Beach. We have used our position in Myrtle Beach to secure roaming arrangements with other carriers that enable us to offer regional calling plans on a cost-effective basis.

   On December 31, 1998, we acquired from AT&T Wireless a personal communications services license covering the Norfolk, Virginia basic trading area, as well as a recently deployed network plant and infrastructure, for an aggregate purchase price of $111.0 million. The integration and launch of our Norfolk personal communications services were completed as part of our Phase I network build-out.

   On June 8, 1999, we completed an exchange of personal communications services licenses with AT&T Wireless. As part of this transaction, we transferred Hagerstown and Cumberland, Maryland personal communications services licenses that cover approximately 512,000 potential customers, with an estimated value of $5.1 million, for Savannah and Athens, Georgia personal communications services licenses that cover approximately 517,000 potential customers, with an estimated value of $15.5 million. We also issued to AT&T Wireless PCS 53,882 shares of our Series A preferred stock and 42,739 shares of our Series D preferred stock, with estimated values of $5.8 million and $4.6 million, respectively, in connection with the exchange. The build-out of our Savannah and Athens licenses were completed as part of Phase II of our network build-out.

Summary Market Data

   The following table presents statistical information concerning the markets covered by our licenses.

                                                                      Local
                                2000      Estimated %               Interstate
                             Potential      Growth      Population   Traffic
Licensed Areas(1)           Customers(2)   1998-2003    Density(3)  Density(4)
-----------------           ------------  -----------   ----------  ----------
Charlotte Major Trading
 Area
Anderson, SC..............       346.6        1.28%         117       29,540
Asheville, NC.............       588.7        1.18%          94       28,774
Charleston, SC............       686.8        0.59%         125       37,054
Columbia, SC..............       657.0        1.36%         161       31,789
Fayetteville/Lumberton,
 NC.......................       636.8        0.76%         130       27,834
Florence, SC..............       260.2        0.71%         113       24,689
Goldsboro/Kinston, NC.....       232.0        0.72%         112        9,065
Greenville/Washington,
 NC.......................       245.1        0.60%          60          N/A
Greenville/Spartanburg,
 SC.......................       897.7        1.33%         220       28,535
Greenwood, SC.............        74.4        0.81%          91          N/A
Hickory/Lenoir, NC........       331.1        1.09%         199       31,385
Jacksonville, NC..........       148.4        0.49%         193          N/A
Myrtle Beach, SC..........       186.4        3.00%         154          N/A
New Bern, NC..............       174.7        1.14%          84          N/A
Orangeburg, SC............       119.6        0.35%          63       27,787
Roanoke Rapids, NC........        76.8      (0.34)%          61       28,372
Rocky Mount/Wilson, NC....       217.2        0.82%         150       26,511
Sumter, SC................       156.7        0.57%          92       19,421
Wilmington, NC............       327.6        2.32%         109       14,161
Knoxville Major Trading
 Area
Kingsport, TN.............       693.4        0.31%         117       23,617
Middlesboro/Harlan, KY....       118.4      (0.41)%          75          N/A
Atlanta Major Trading Area
Athens, GA................       194.6        1.65%         137       36,559
Augusta, GA...............       579.4        0.68%          89       24,497
Savannah, GA..............       737.1        1.18%          79       24,400
Washington Major Trading
 Area
Charlottesville, VA.......       223.8        1.19%          75       15,925
Fredericksburg, VA........       144.0        2.25%         102       67,606
Harrisonburg, VA..........       145.0        0.61%          58       29,728
Winchester, VA............       162.4        1.17%         119       25,156
Richmond Major Trading
 Area
Danville, VA..............       167.2      (0.42)%          75          N/A
Lynchburg, VA.............       161.5        0.43%         117       31,863
Martinsville, VA..........        89.6      (0.42)%         103          N/A
Norfolk-Virginia Beach,
 VA.......................     1,751.0        0.44%         293       61,023
Richmond/Petersburg, VA...     1,232.5        0.66%         133       35,969
Roanoke, VA...............       647.6        0.19%          91       27,541
Staunton/Waynesboro, VA...       108.9        0.62%          76       26,974
  Triton total/average....    13,520.2(5)     0.83%(6)    144.1(7)    30,183(8)
  U.S. average............         N/A        0.89%          80(9)    31,521

--------
All figures are based on 2000 estimates published by Paul Kagan Associates, Inc. in 2000.

(1)  Licensed major trading areas are segmented into basic trading areas.

(2)  In thousands.

(3)  Number of potential customers per square mile.

(4) Daily vehicle miles traveled (interstate only) divided by interstate highway miles in the relevant area.

(5)  Total potential customers in the licensed area.

(6) Weighted by potential customers. Projected average annual population growth in our licensed area.

(7) Weighted by potential customers. Average number of potential customers per square mile in our licensed area.

(8) Weighted by interstate miles. Average daily vehicle miles traveled (interstate only) divided by interstate highway miles in our licensed area.

(9)  Average number of potential customers per square mile for the U.S.

Sales and Distribution

   Our sales strategy is to utilize multiple distribution channels to minimize customer acquisition costs and maximize penetration within our licensed service area. Our distribution channels include a network of company-owned retail stores, independent retailers and a direct sales force for corporate accounts, as well as direct marketing channels such as telesales, neighborhood sales and online sales. We also work with AT&T Wireless's national corporate account sales force to cooperatively exchange leads and develop new business.

  . Company-Owned Retail Stores. We make extensive use of company-owned retail stores for the distribution and sale of our handsets and services. We believe that company-owned retail stores offer a considerable competitive advantage by providing a strong local presence, which is required to achieve high penetration in suburban and rural areas and the lowest customer acquisition cost. We have opened 94 company-owned SunCom stores as of December 31, 2000.

  . Retail Outlets. We have negotiated distribution agreements with national and regional mass merchandisers and consumer electronics retailers, including Circuit City, Office Depot, Staples, Best Buy, Metro Call and Zap's. As of December 31, 2000, we had over 415 agents with 689 retail outlet locations where customers can purchase our services.

  . Direct Sales. We focus our direct sales force on high-revenue, high-profit corporate users. As of December 31, 2000, our direct corporate sales force consisted of 88 dedicated professionals targeting wireless decision-makers within large corporations. We also benefit from AT&T Wireless's national corporate accounts sales force, which supports the marketing of our services to AT&T Wireless's large national accounts located in certain of our service areas.

  . Direct Marketing. We use direct marketing efforts such as direct mail and telemarketing to generate customer leads. Telesales allow us to maintain low selling costs and to sell additional features or customized services.

  . Website. Our web page provides current information about our markets, our product offerings and us. We have established an online store on our website, www.suncom.com. The web page conveys our marketing message, and we expect it will generate customers through online purchasing. We deliver all information that a customer requires to make a purchasing decision at our website. Customers are able to choose rate plans, features, handsets and accessories. The online store provides a secure environment for transactions, and customers purchasing through the online store encounter a transaction experience similar to that of customers purchasing service through other channels.

Marketing Strategy

   Our marketing strategy has been developed on the basis of extensive market research in each of our markets. This research indicates that the limited coverage of existing wireless systems, relatively high cost and inconsistent performance reduce the attractiveness of wireless service to existing users and potential new users. We believe that our affiliation with the AT&T brand name and the distinctive advantages of our time division multiple access digital technology, combined with simplified, attractive pricing plans, will allow us to capture significant market share from existing analog cellular providers in our markets and to attract new wireless users. We are focusing our marketing efforts on three primary market segments:

  .   current wireless users;

  . individuals with the intent to purchase a wireless product within six months; and

  .   corporate accounts.

   For each segment, we are creating a specific marketing program including a service package, pricing plan and promotional strategy. We believe that targeted service offerings will increase customer loyalty and satisfaction, thereby reducing customer turnover.

   The following are key components of our marketing strategy:

  . Regional Co-Branding. We have entered into an agreement with TeleCorp PCS, another company affiliated with AT&T Wireless, to adopt a common regional brand, SunCom. We market our wireless services as SunCom, Member of the AT&T Wireless Network and use the globally recognized AT&T brand name and logo in equal emphasis with the SunCom brand name and logo. We believe that use of the AT&T brand reinforces an association with reliability and quality. We and TeleCorp PCS are establishing the SunCom brand as a strong local presence with a service area covering approximately 43 million potential customers. We enjoy preferred pricing on equipment, handset packaging and distribution by virtue of our affiliation with AT&T Wireless and the other SunCom company.

  . Pricing. Our pricing plans are competitive and straightforward, offering large packages of minutes, large regional calling areas and usage enhancing features. One way we differentiate ourselves from existing wireless competitors is through our pricing policies. We offer pricing plans designed to encourage customers to enter into long term service contract plans.

   We offer our customers regional, network only and national rate plans. Our rate plans allow customers to make and receive calls anywhere within the southeast region and the District of Columbia without paying additional roaming or long distance charges. By contrast, competing flat rate plans generally restrict flat rate usage to such competitors' owned networks. By virtue of our roaming arrangements with AT&T Wireless, its affiliates and other third-party roaming partners, we believe we can offer competitive regional, network only and national rate plans. Our sizable licensed area allows us to offer large regional calling areas at rates as low as $.08 per minute throughout the Southeast.

   Customer Care. We are committed to building strong customer relationships by providing our customers with service that exceeds expectations. We currently operate state-of-the-art customer care facilities in Richmond, Virginia and Charleston, South Carolina that house our customer service and collections personnel. We supplement these facilities with customer care services provided by Convergys Corporation in Clarksville, Tennessee. Through the support of approximately 250 customer care representatives and a sophisticated customer care platform provided by Integrated Customer Systems, we have been able to implement one ring customer care service using live operators and state-of-the-art call routing, so that over 90% of incoming calls to our customer care centers are answered on the first ring.

   Future Product Offerings. We may bundle our wireless communications services with other communications services through strategic alliances, marketing partnerships and resale agreements with AT&T Wireless and others. For one such initiative, we entered into a marketing arrangement to offer business customers a private wireless network inside an enterprise that enables users to make and receive calls both within and outside the offices using one phone and one phone number. We also may offer service options in partnership with local business and affinity marketing groups. Examples of these arrangements include offering wireless services with utility services, banking services, cable television, Internet access or alarm monitoring services in conjunction with local information services. Such offerings provide the customer access to information, such as account status, weather and traffic reports, stock quotes, sports scores and text messages from any location.

   Advertising. We believe our most successful marketing strategy is to establish a strong local presence in each of our markets. We are directing our media and promotional efforts at the community level with advertisements in local publications and sponsorship of local and regional events. We combine our local efforts with mass marketing strategies and tactics to build the SunCom and AT&T brands locally. Our media effort includes television, radio, newspaper, magazine, outdoor and Internet advertisements to promote our brand name. In addition, we use newspaper and radio advertising and our web page to promote specific product offerings and direct marketing programs for targeted audiences.

Services and Features

   We provide affordable, reliable, high-quality mobile telecommunications service. Our advanced digital personal communications services network allows us to offer customers the most advanced wireless features that are designed to provide greater call management and increase usage for both incoming and outgoing calls.

  . Feature-Rich Handsets. As part of our service offering, we sell our customers the most advanced, easy-to-use, interactive, menu-driven handsets that can be activated over the air. These handsets have many advanced features, including word prompts and easy-to-use menus, one-touch dialing, multiple ring settings, call logs and hands-free adaptability. These handsets also allow us to offer the most advanced digital services, such as voice mail, call waiting, call forwarding, three-way conference calling, e-mail messaging and paging.

  . Multi-Mode Handsets. We exclusively offer multi-mode handsets, which are compatible with personal communication services, digital cellular and analog cellular frequencies and service modes. These multi-mode handsets allow us to offer customers coast-to-coast nationwide roaming across a variety of wireless networks. These handsets incorporate a roaming database, which can be updated over the air that controls roaming preferences from both a quality and cost perspective.

  . New Product Offerings. We have undertaken several new product initiatives which include:

    - Wireless Office Systems. Wireless Office Systems provide business customers a private wireless network inside an enterprise that enables users to make and receive calls both within and outside the offices using a simple wireless phone and phone number. We installed our first commercial application in North Carolina during 2000.

    - SunCom iNotes. We have introduced SunCom iNotes, a two-way text messaging service that allows its wireless customers to originate and receive text messages over their mobile phones, in Richmond, Virginia, and Charleston, South Carolina.

Network Build-Out

   The principal objective for the build-out of our network is to maximize population coverage levels within targeted demographic segments and geographic areas, rather than building out wide-area cellular-like networks. As of December 31, 2000, we have successfully launched service in 37 cities, 1,691 cell sites and seven switches. The Phase III network design will complete our initial network build-out plan. We expect Phase III to add approximately 6,000 highway miles and approximately 584 cell sites to our network by year-end 2001.

   The build-out of our network involves the following:

  . Property Acquisition, Construction and Installation. Two experienced vendors, Crown Castle International Corp. and American Tower, identify and obtain the property rights we require to build out our network, which includes securing all zoning, permitting and government approvals and licenses. As of December 31, 2000, we had signed leases or options for 1,832 sites, 46 of which were awaiting required zoning approvals. Crown Castle and American Tower also act as our construction management contractors and employ local construction firms to build the cell sites.

  . Interconnection. Our digital wireless network connects to local exchange carriers. We have negotiated and received state approval of interconnection agreements with telephone companies operating or providing service in the areas where we are currently operating our digital personal communications services network. We use AT&T as our inter-exchange or long-distance carrier.

  . Roaming. In areas where time division multiple access-based personal communications services are not available, we offer a roaming option on the traditional analog cellular and digital cellular systems via multi-mode handsets capable of transmitting over either cellular or personal communications services frequencies. Under the terms of our agreements with AT&T Wireless, our customers who own multi-mode handsets are able to roam on AT&T Wireless's network, and we benefit from roaming agreements with AT&T Wireless, other members of the AT&T Wireless Network and third-party operators of wireless systems.

Network Operations

   The effective operation of our network requires public switched interconnection and backhaul agreements with other communications providers, long distance interconnection, the implementation of roaming arrangements, the development of network monitoring systems and the implementation of information technology systems.

   Switched Interconnection/Backhaul. Our network is connected to the public switched telephone network to facilitate the origination and termination of traffic between our network and both the local exchange and long distance carriers. We have signed agreements with numerous carriers.

   Long Distance. We have executed a wholesale long distance agreement with AT&T providing for preferred rates for long distance services.

   Roaming. Through our arrangements with AT&T Wireless and via the use of multi-mode handsets, our customers have roaming capabilities on AT&T Wireless's network. Further, we have established roaming agreements with third-party carriers at preferred pricing, including in-region roaming agreements covering all of our launched service areas.

   Network Monitoring Systems. Our network monitoring systems provide around-the-clock monitoring and maintenance of our entire network. Our network-monitoring center is equipped with sophisticated systems that constantly monitor the status of all-base stations and switches and record network traffic. The network monitoring systems provide continuous monitoring of system quality for blocked or dropped calls, call clarity and evidence of tampering, cloning or fraud. We designed our network-monitoring center to oversee the interface between customer usage, data collected at switch facilities and our billing systems. We manage usage reports, feature activation and related billing times on a timely and accurate basis. Our network-monitoring center is located in the Richmond, Virginia switching center, and we also have back-up network monitoring center capabilities in our Greenville, South Carolina switching center. We utilize Ericsson's network operations center in Richardson, Texas for off-hour network monitoring and dispatch, thereby providing constant network monitoring and support. In addition, we have contracted with Wireless Facilities, Inc. to provide network monitoring and dispatching 24 hours a day, seven days a week.

   Information Technology. We operate management information systems to handle customer care, billing, network management and financial and administrative services. These systems focus on three primary areas:

  . network management, including service activation, pre-pay systems, traffic and usage monitoring, trouble management and operational support systems;

  . customer care, including billing systems and customer service and support systems; and

  . business systems, including financial, purchasing, human resources and other administrative systems.

   We have incorporated sophisticated network management and operations support systems to facilitate network fault detection, correction and management, performance and usage monitoring and security. We employ system capabilities developed to allow over-the-air activation of handsets and to implement fraud protection measures. We maintain stringent controls for both voluntary and involuntary deactivations. We try to minimize subscriber disconnections by preactivation screening to identify any prior fraudulent or bad debt activity; credit review; and call pattern profiling to identify needed activation and termination policy adjustments. These systems have been designed with open interfaces. This design allows us to select and deploy the best software package for each application included in our administrative system. We have developed a state-of-the-art database and reporting system, which will also allow us to cross-link billing, marketing and customer care systems to collect customer profile and usage information. We believe this information provides us with the tools necessary to increase revenue through channel and product profitability analysis and to reduce customer acquisition costs through implementation of more effective marketing strategies.

Time Division Multiple Access Digital Technology

   We are building our network using time division multiple access digital technology on the IS-136 platform. This technology allows for the use of advanced multi-mode handsets, which allow roaming across personal communications services and cellular frequencies, including both analog and digital cellular. This technology allows for enhanced services and features, such as short-messaging, extended battery life, added call security and improved voice quality, and its hierarchical cell structure enables us to enhance network coverage with lower incremental investment through the deployment of micro, as opposed to full-size, cell sites. This enables us to offer customized billing options and to track billing information per individual cell site, which is practical for advanced wireless applications such as wireless local loop and wireless office applications. Management believes that time division multiple access digital technology provides significant operating and customer benefits relative to analog systems. In addition, management believes that time division multiple access digital technology provides customer benefits, including available features and roaming capabilities, and call quality that is similar to or superior to that of other wireless technologies. Time division multiple access technology allows three times the capacity of analog systems. Some manufacturers, however, believe that code division multiple access technology will eventually provide system capacity that is greater than that of time division multiple access technology and global systems for mobile communications.

   Time division multiple access digital technology is currently used by two of the largest wireless communications companies in the United States, AT&T Wireless and Cingular Wireless. Time division multiple access equipment is available from leading telecommunication vendors such as Lucent, Ericsson and Northern Telecom, Inc.

Regulation

   The FCC regulates aspects of the licensing, construction, operation, acquisition and sale of personal communications services and cellular systems in the United States pursuant to the Communications Act, as amended from time to time, and the associated rules, regulations and policies it promulgates.

   Licensing of Cellular and Personal Communications Services Systems. A broadband personal communications services system operates under a protected geographic service area license granted by the FCC for a particular market on one of six frequency blocks allocated for broadband personal communications services. Broadband personal communications services systems generally are used for two-way voice applications. Narrowband personal communications services, in contrast, are used for non-voice applications such as paging and data service and are separately licensed. The FCC has segmented the United States into personal communications services markets, resulting in 51 large regions called major trading areas, which are comprised of 493 smaller regions called basic trading areas. The FCC awarded two broadband personal communications services licenses for each major trading area and four licenses for each basic trading area. Thus, generally, six broadband personal communications services licensees will be authorized to compete in each area. The two major trading area licenses authorize the use of 30 MHz of spectrum. One of the basic trading area licenses is for 30 MHz of spectrum, and the other three are for 10 MHz each. The FCC permits licensees to split their licenses and assign a portion, on either a geographic or frequency basis or both, to a third party. In this fashion, AT&T Wireless assigned us 20 MHz of its 30 MHz licenses covering our licensed areas. Two cellular licenses are also available in each market. Cellular markets are defined as either metropolitan or rural service areas and do not correspond to the broadband personal communications services markets.

   Generally, the FCC awarded initial personal communications services licenses by auction. Initial personal communications services auctions began with the 30 MHz major trading area licenses and concluded in 1998 with the last of the basic trading area licenses. However, in March 1998, the FCC adopted an order that allowed financially troubled entities that won personal communications services 30 MHz C-Block licenses at auction to obtain some financial relief from their payment obligations by returning some or all of their C-Block licenses to the FCC for reauctioning. The FCC completed the reauction of the returned licenses in April 1999, and some licenses were not sold. In January 2000, the FCC announced that certain personal communications services licenses previously held by licensees that had declared bankruptcy had cancelled and were available for reauction. The FCC commenced the reauction on December 12, 2000. The auction concluded on January 26, 2001. Lafayette Communications was the high bidder on 14 licenses. These auctions place additional spectrum in the hands of our potential competitors. An appeal of the cancellation of certain personal communications services licenses that were reclaimed by the FCC and now are being reauctioned is pending at the United States Court of Appeals for the District of Columbia Circuit.

   Under the FCC's current rules specifying spectrum aggregation limits affecting broadband personal communications services, Specialized Mobile Radio Services and cellular licensees, no entity may hold attributable interests, generally 20% or more of the equity of, or an officer or director position with, the licensee, in licenses for more than 45 MHz of personal communications services, cellular and certain specialized mobile radio services where there is significant overlap, except in rural areas. In rural areas, up to 55 MHz of spectrum may be held. Passive investors may hold up to a 40% interest. Significant overlap will occur when at least 10% of the population of the personal communications services licensed service area is within the cellular and/or specialized mobile radio service area(s). In a September 15, 1999 FCC order revising the spectrum cap rules, the FCC noted that new broadband wireless services, such as third generation wireless, may be included in the cap when spectrum is allocated for those services. The FCC has initiated a proceeding to review the possible modification or elimination of the spectrum cap.

   Recently, however, the FCC adopted licensing rules governing the 700 MHz spectrum originally scheduled for auction in March 2001. Thirty (30) MHz of spectrum will be auctioned; none of which is subject to the spectrum cap. The FCC recently postponed the 700 MHz auction until September 12, 2001. Because of the flexible use policy adopted by the FCC for this spectrum, wireless providers may provide third generation services over the 700 MHz band. The personal communications services reauctioned spectrum is subject to the spectrum cap. In November 2000, the FCC adopted a Policy Statement and Notice of Proposed Rulemaking regarding secondary markets in radio spectrum. In the Notice of Proposed Rulemaking, the FCC tentatively concludes that spectrum licensees should be permitted to enter leasing agreements with third parties to promote greater use of unused spectrum.

   Late last year, President Clinton ordered the FCC and other Federal agencies to work together to create a spectrum allocation plan for Third Generation advanced wireless services. In January, 2001, the FCC issued a Notice of Proposed Rulemaking requesting comment on the use of certain spectrum bands for Third Generation services. The FCC also seeks comment on whether Third Generation services could be provided over the frequency bands currently allocated to cellular, personal communications services and Specialized Mobile Radio services. It is unclear at this point what impact, if any, this proceeding will have on our current operations.

   All personal communications services licenses have a 10-year term, at the end of which they must be renewed. The FCC will award a renewal expectancy to a personal communications services licensee that has:

  .   provided substantial service during its past license term; and

  . has substantially complied with applicable FCC rules and policies and the Communications Act.

   Cellular radio licenses also generally expire after a 10-year term in the particular market and are renewable for periods of 10 years upon application to the FCC. Licenses may be revoked for cause and license renewal applications denied if the FCC determines that a renewal would not serve the public interest. FCC rules provide that competing renewal applications for cellular licenses will be considered in comparative hearings, and establish the qualifications for competing applications and the standards to be applied in hearings. Under current policies, the FCC will grant incumbent cellular licensee the same renewal expectancy granted to personal communications services licensees.

   All personal communications services licensees must satisfy certain coverage requirements. In our case, we must construct facilities that offer radio signal coverage to one-third of the population of our service area within five years of the original license grants to AT&T Wireless and to two-thirds of the population within ten years. Licensees that fail to meet the coverage requirements may be subject to forfeiture of their license. We anticipate the last phase of our network build-out to be completed by year-end 2001. Our cellular license, which covers the Myrtle Beach area, is not subject to coverage requirements.

   For a period of up to five years, subject to extension, after the grant of a personal communications services license, a licensee will be required to share spectrum with existing licensees that operate certain fixed microwave systems within its license area. To secure a sufficient amount of unencumbered spectrum to operate our personal communications services systems efficiently and with adequate population coverage, we have relocated two of these incumbent licensees and will need to relocate two more licensees. In an effort to balance the competing interests of existing microwave users and newly authorized personal communications services licensees, the FCC has adopted:

  . a transition plan to relocate such microwave operators to other spectrum blocks; and

  . a cost sharing plan so that if the relocation of an incumbent benefits more than one personal communications services licensee, those licensees will share the cost of the relocation.

   Initially, this transition plan allowed most microwave users to operate in the personal communications services spectrum for a two-year voluntary negotiation period and an additional one-year mandatory negotiation period. For public safety entities that dedicate a majority of their system communications to police, fire or emergency medical services operations, the voluntary negotiation period is three years, with an additional two-year mandatory negotiation period. In 1998, the FCC shortened the voluntary negotiation period by one year, without lengthening the mandatory negotiation period for non-public safety personal communications services licensees in the C, D, E and F Blocks. Parties unable to reach agreement within these time periods may refer the matter to the FCC for resolution, but the incumbent microwave user is permitted to continue its operations until final FCC resolution of the matter. The transition and cost sharing plans expire on April 4, 2005, at which time remaining microwave incumbents in the personal communications services spectrum will be responsible for the costs of relocating to alternate spectrum locations. Our cellular license is not encumbered by existing microwave licenses.

   Transfers and Assignments of Cellular and Personal Communications Services Licenses. The Communications Act and FCC rules require the FCC's prior approval of the assignment or transfer of control of a license for a personal communications services or cellular system. In addition, the FCC has established transfer disclosure requirements that require any licensee that assigns or transfers control of a personal communications services license within the first three years of the license term to file associated sale contracts, option agreements, management agreements or other documents disclosing the total consideration that the licensee would receive in return for the transfer or assignment of its license. Non-controlling interests in an entity that holds a FCC license generally may be bought or sold without FCC approval, subject to the FCC's spectrum aggregation limits. However, we may require approval of the Federal Trade Commission and the Department of Justice, as well as state or local regulatory authorities having competent jurisdiction, if we sell or acquire personal communications services or cellular interests over a certain size.

   Foreign Ownership. Under existing law, no more than 20% of an FCC licensee's capital stock may be owned, directly or indirectly, or voted by non-U.S. citizens or their representatives, by a foreign government or its representatives or by a foreign corporation. If an FCC licensee is controlled by another entity, as is the case with our ownership structure, up to 25% of that entity's capital stock may be owned or voted by non-US citizens or their representatives, by a foreign government or its representatives or by a foreign corporation. Foreign ownership above the 25% level may be allowed should the FCC find such higher levels not inconsistent with the public interest. The FCC has ruled that higher levels of foreign ownership, even up to 100%, are presumptively consistent with the public interest with respect to investors from certain nations. If our foreign ownership were to exceed the permitted level, the FCC could revoke our FCC licenses, although we could seek a declaratory ruling from the FCC allowing the foreign ownership or take other actions to reduce our foreign ownership percentage in order to avoid the loss of our licenses. We have no knowledge of any present foreign ownership in violation of these restrictions.

   Regulation of Personal Communications Services Operations. Personal communications services and cellular systems are subject to certain FAA regulations governing the location, lighting and construction of transmitter towers and antennas and may be subject to regulation under Federal environmental laws and the FCC's environmental regulations. State or local zoning and land use regulations also apply to our activities. We expect to use common carrier point to point microwave facilities to connect the transmitter, receiver, and signaling equipment for each personal communications services or cellular cell, the cell sites, and to link them to the main switching office. The FCC licenses these facilities separately and they are subject to regulation as to technical parameters and service.

   The Communications Act preempts state and local regulation of the entry of, or the rates charged by, any provider of private mobile radio service or of commercial mobile radio service, which includes personal communications services and cellular service. The Communications Act permits states to regulate the "other terms and conditions of CMRS." The FCC has not clearly defined what is meant by the "other terms and conditions" of CMRS, however, and has upheld the legality of state universal service requirements on CMRS carriers. The United States Court of Appeals for the 5th and District of Columbia Circuits have affirmed the FCC's determination. The FCC also has held that private lawsuits based on state law claims concerning how wireless rates are promoted or disclosed may not be preempted by the Communications Act.

   The FCC does not regulate commercial mobile radio service or private mobile radio service rates. The FCC does exercise jurisdiction over all telecommunications service providers whose facilities are used to provide, originate and terminate interstate or international communications.

   Recent Industry Developments. The following requirements impose restrictions on our business and could increase our costs:

   Enhanced 911 Services. The FCC has announced rules for making emergency 911 services available by cellular, personal communications services and other commercial mobile radio service providers, including enhanced 911 services that provide the caller's telephone number, location and other useful information. Commercial mobile radio service providers currently are required to be able to process and transmit 911 calls without call validation, including those from callers with speech or hearing disabilities and relay a caller's automatic number identification and cell site. FCC regulations will require wireless carriers to identify the location of emergency 911 callers by use of either network-based or handset-based technologies.

   On September 8, 2000, the FCC adopted an order modifying its rules for carriers electing to use hand-set based technologies. Carriers that use handset-based technologies must:

  .   begin selling compliant handsets by October 1, 2001;

  . ensure that 25% of all newly activated handsets are compliant by December 31, 2001 and that 100% of all newly activated digital handsets are compliant by December 21, 2002;

  . comply with additional requirements relating to passing location information upon the request of 911 operators; and

  . achieve full penetration (defined as 95% penetration) of compliant handsets by no later than December 31, 2005.

   Carriers that use network-based technologies must provide location information for 50% of callers within six months and 100% of callers within 18 months of a request from a 911 operator. The FCC will require network-based solutions to be accurate for 67% of calls to within 100 meters and for 95% of calls to within 300 meters and handset-based solutions to be accurate for 67% of calls to within 50 meters and for 95% of calls to within 150 meters.

   On October 12, 1999, Congress adopted legislation that would establish national rules governing emergency services, which was signed into law on October 26, 1999. The legislation:

  . makes 911 the national emergency number for wireline and wireless phones;

  . extends limited liability protection to wireless users, wireless providers and public safety officials;

  . allows carriers to use a customer's network information for emergency purposes; and

  . allows carriers to disclose the customer's network information, including location information, to family members and guardians in emergency situations.

   In August 2000, the FCC issued an order and notice of proposed rulemaking designating 911 as the emergency telephone number within the United States and requesting comment on certain issues regarding 911 implementation, including the appropriate transition periods for areas in which 911 is currently not in use as an emergency number. The notice of proposed rulemaking is pending.

   On November 18, 1999, the FCC eliminated carrier cost recovery as a precondition to enhanced 911 deployment. The FCC's new cost-recovery rules require wireless carriers to implement enhanced 911 services without any specific mechanism to recoup their costs. Recently, the FCC denied two requests for reconsideration of this decision.

   Pending the development of adequate technology, the FCC has granted waivers of the requirement to provide 911 service to users with speech or hearing disabilities to various providers, and we have obtained a waiver. On June 9, 1999, the FCC also adopted rules designed to ensure that analog cellular calls to 911 are completed. These rules, which do not apply to digital cellular service or to personal communications services, give each cellular handset manufacturer a choice of three ways to meet this requirement. These rules were in effect on February 13, 2000, but several handset manufacturers have obtained waivers of the deadline. State actions incompatible with the FCC rules are subject to preemption.

   On December 14, 2000, the FCC released a decision establishing June 20, 2002, as the deadline by which digital wireless service providers must be capable of transmitting 911 calls made by users with speech or hearing disabilities using text telephone devices. Recently, a petition for reconsideration was filed challenging the decision.

   Radiofrequency Emissions. On January 10, 2001, the United States Supreme Court denied a petition for review of the FCC guidelines for health and safety standards of radiofrequency radiation. The guidelines, which were adopted by the FCC in 1996, limit the permissible human exposure to radiofrequency radiation from transmitters and other facilities.

   Media reports have suggested that, and studies are currently being undertaken to determine whether, certain radiofrequency emissions from wireless handsets may be linked to various health concerns, including cancer, and may interfere with various electronic medical devices, including hearing aids and pacemakers. Concerns over radio frequency emissions may have the effect of discouraging the use of wireless handsets, which would decrease demand for our services. However, the most recent reports from the National Cancer Institute and the American Health Foundation both released in December, 2000, found no evidence that cell phones cause cancer, although one of the reports indicated that further study might be appropriate as to one rare form of cancer. Other studies of these issues are in progress.

   Interconnection Provisions. In 1996, Congress passed legislation designed to open local telecommunications markets to competition. The Telecommunications Act of 1996 mandated significant changes in existing regulation of the telecommunications industry. The Telecommunications Act establishes a general duty of all telecommunications carriers, including personal communications services licensees, to interconnect with other carriers directly or indirectly. The Telecommunications Act also contains detailed requirements with respect to the interconnection obligations of local exchange carriers.

   On August 8, 1996, the FCC released its order implementing the interconnection provisions of the Telecommunications Act. Although many of the provisions of this order were struck down by the United States Court of Appeals for the Eighth Circuit, the United States Supreme Court reversed the Eighth Circuit and upheld the FCC in all respects material to our operations. While appeals have been pending, the rationale of the FCC's order has been adopted by many states' public utility commissions, with the result that the charges that cellular and personal communications services operators pay to interconnect their traffic to the public switched telephone network have declined significantly from pre-1996 levels.

   On July 18, 2000, the United States Court of Appeals for the Eighth Circuit vacated the FCC's method for setting the prices of incumbent local exchange carriers' unbundled network elements, which is known as "total element long run incremental cost" or "TELRIC". TELRIC is a forward-looking cost model that attempts to value the incumbent carriers' existing network elements and facilities based on what the cost would be to provide these elements or facilities over the most efficient technology and network configuration. While the court struck down TELRIC, it did not foreclose the FCC from employing a different forward-looking cost model for interconnection and unbundled elements. The FCC requested the Eighth Circuit to stay the decision pending review by the Supreme Court. A stay was granted in September 2000. On January 23, 2001, the Supreme Court granted certiorari and agreed to hear the appeal from the Eighth Circuit. The Supreme Court will hear the case during its session that begins in October 2001. If the FCC's rules are not reinstated it is possible that our costs for interconnection with the public switched telecommunications network could increase. In addition, Congress may consider legislation that could greatly modify the current regime of payments for interconnection. If legislation were enacted in the form under consideration in the previous session of Congress, it could further reduce our costs for interconnection.

   Universal Service Funds. In its implementation of the Telecommunications Act, the FCC established federal universal service requirements that affect commercial mobile radio service operators. Under the FCC's rules, commercial mobile radio service providers are potentially eligible to receive universal service subsidies for the first time; however, they are also required to contribute to both federal and state universal service funds. The rules adopted by the FCC in its Universal Service orders require telecommunications carriers generally (subject to limited exemptions) to contribute to funding existing universal service programs for high cost carriers and low income customers and to new universal service programs to support services to schools, libraries and rural health care providers. The FCC has implemented a program to fund local exchange carrier operations in high cost service non-rural areas that, in the short run, preserves many of the existing subsidies. On December 22, 2000, the Federal-State Joint Board on Universal Service forwarded to FCC recommendations of the Rural Task Force on Universal Service, referred to as the "RTF", for implementing a rural universal service plan. Among the recommendations of the RTF is the use of embedded-cost mechanisms, not forward-looking tools, to set rural high-cost support. The RTF proposal also calls for geographic disaggregation of costs and retaining but adjusting the cap on high-cost support. The RTF proposal also supports increasing support for the provision of advanced services. An expansion of the services covered by the Universal Service Fund could substantially increase the contributions Triton and other carriers make to the fund. This subsidy mechanism, if adopted, could provide an additional source of revenue to those local exchange carriers or other carriers willing and able to provide service to those markets that are less financially desirable. Regardless of our ability to receive universal service funding for the supported services we provide, we are required to fund these federal programs based on our end user telecommunications revenue and also may be required to contribute to state universal service programs.

   Number Portability. The FCC has adopted rules on telephone number portability that will enable customers to migrate their landline and cellular telephone numbers to cellular or personal communications services providers and from a cellular or personal communications services provider to another service provider. The deadline for compliance with this requirement is November 24, 2002, subject to any later determination that an earlier implementation of number portability is necessary to conserve telephone numbers.

   Electronic Surveillance. The FCC has also adopted rules requiring providers of wireless services that are interconnected to the public switched telephone network to provide functions to facilitate electronic surveillance by law enforcement officials. The Communications Assistance for Law Enforcement Act requires telecommunications carriers to modify their equipment, facilities, and services to ensure that they are able to comply with authorized electronic surveillance. These modifications were required to be completed by June 30, 2000, unless carriers were granted temporary waivers, which Triton and many other wireless providers requested. The FCC has extended the compliance deadline for wireless providers, including Triton, whose waiver requests met certain specified requirements until March 31, 2001, subject to any subsequent determinations the FCC may make. Carriers must implement additional capabilities by September 30, 2001. In light of a court decision overturning certain substantive requirements, a petition seeking to suspend the compliance dates has been filed at the FCC. The September 30, 2001 compliance date for the Communications Assistance for Law Enforcement Act capabilities remains in question.

   Number Pooling. In addition, there are significant ongoing controversies concerning numbering resources. In March and December 2000, the FCC released orders establishing rules intended to promote the efficient use of numbering resources while ensuring that all carriers have access to the numbering resources they need to compete effectively and a further notice of proposed rulemaking seeking additional comments and supporting data on certain issues. The orders adopt a mandatory requirement for carriers to share blocks of telephone numbers (known as "number pooling"), which today are assigned in groups of 10,000. The orders defer this requirement for wireless providers until the time when those providers will be required to implement number portability, which is November 24, 2002. The orders also adopt a requirement for carriers to meet usage thresholds before requesting new telephone numbers and gives states new authority to reclaim unused blocks of telephone numbers. In particular, the FCC adopted a utilization threshold--the percentage of already-assigned telephone numbers a carrier must use before asking for more numbering resources--of 60%, effective three months after the December, 2000 order is published in the Federal Register, which eventually increases to 75% in increments of 5% over the next three years. The orders also extend the period that telephone numbers could be reserved by carriers from 45 to 180 days and establishes a five year contract term for the number pooling administrator.

   In the December, 2000 order, the FCC also seeks comment on several issues, including modification of the current prohibition on service-specific and technology-specific overlays, and whether states should be permitted to implement such overlays subject to certain conditions. The further notice also seeks comment on the extent of the FCC's authority over rate center consolidation, which typically has been reserved to the states.

   In addition, the FCC has shown a willingness to delegate to the states a larger role in telephone number conservation measures. Examples of state conservation methods include number pooling and number rationing. Number pooling is especially problematic for wireless providers because it is dependent on number portability technology.

   Since mid-1999, the FCC has granted interim number conservation authority to several state commissions, including Ohio, Wisconsin, Texas, New Hampshire, Connecticut, California, Florida, Maine, Massachusetts, New York, Arizona, Colorado, Iowa, Missouri, Nebraska, North Carolina, Oregon, Pennsylvania, Tennessee, Utah, Virginia, and Washington. Any state actions under these waivers must be consistent with the FCC's numbering optimization orders.

   Rate Integration. The FCC has determined that the interstate, interexchange offerings, commonly referred to as long distance, of commercial mobile radio service providers are subject to the interstate, interexchange rate averaging and integration provisions of the Communications Act. Rate averaging requires carriers to average our interstate long distance commercial mobile radio service rates between high cost and urban areas. The U.S. Court of Appeals for the District of Columbia Circuit, however, rejected the FCC's application of its rate integration requirements to wireless carriers. The court remanded the issue back to the FCC for further consideration of whether CMRS carriers should be required to average their long distance rates across all U.S. territories. This proceeding remains pending.

   Privacy. The FCC has adopted rules limiting the use of customer proprietary network information by telecommunications carriers, including Triton, in marketing a broad range of telecommunications and other services to their customers and the customers of affiliated companies. The rules give wireless carriers discretion to use customer proprietary network information, without customer approval, to market all information services used in the provision of wireless services. The FCC also allowed all telephone companies to use customer proprietary network information to solicit lost customers. While all carriers must establish a customer's approval prior to using customer proprietary network information for purposes not explicitly permitted by the rules, the specific details of gathering and storing this approval are now left to the carriers. The FCC's order was issued following a decision by the U.S. Court of Appeals for the 10th Circuit, which overturned the FCC's rules, but not the underlying statute, on First Amendment grounds. Because the 10th Circuit did not invalidate the customer proprietary network information provision in the Communications Act, carriers are still obligated under the Communications Act not to misuse customer proprietary network information.

   Billing. The FCC has adopted rules governing customer billing by commercial mobile radio services providers. The FCC adopted detailed billing rules for landline telecommunications service providers and extended some of those rules to commercial mobile radio services providers. Commercial mobile radio service providers must comply with two fundamental rules: (i) clearly identify the name of the service provider for each charge; and (ii) display a toll-free inquiry number for customers on all "paper copy" bills.

   Access for Individuals with Disabilities. The FCC has adopted an order that determines the obligations of telecommunications carriers to make their services accessible to individuals with disabilities. The order requires telecommunications services providers, including Triton, to offer equipment and services that are accessible to and useable by persons with disabilities, if that equipment can be made available without much difficulty or expense. The rules require us to develop a process to evaluate the accessibility, usability and compatibility of covered services and equipment. While we expect our vendors to develop equipment compatible with the rules, we cannot assure you that we will not be required to make material changes to our network, product line, or services.

   Calling Party Pays. In June 1999, the FCC initiated an administrative rulemaking proceeding to help facilitate the offering of calling party pays as an optional wireless service. Under the calling party pays service, the party placing the call to a wireless customer pays the wireless airtime charges. Most wireless customers in the U.S. now pay both to place calls and to receive them. Adoption of a workable calling party pays system that permits calling party pays to be offered on a nationwide basis by all commercial mobile radio service providers could make commercial mobile radio service providers more competitive with traditional landline telecommunications providers for the provision of regular telephone service.

State Regulation and Local Approvals

   The states in which we operate do not regulate wireless service at this time. In the 1993 Budget Act, Congress gave the FCC the authority to preempt states from regulating rates or entry into commercial mobile radio service, including cellular and personal communications services. The FCC, to date, has denied all state petitions to regulate the rates charged by commercial mobile radio service providers. States may, however, regulate the other terms and conditions of commercial mobile radio service. State and local governments are permitted to manage public rights of way and can require fair and reasonable compensation from telecommunications providers, including personal communications services providers, so long as the compensation required is publicly disclosed by the government. The siting of cells/base stations also remains subject to state and local jurisdiction, although proceedings are pending at the FCC relating to the scope of that authority. States also may impose competitively neutral requirements that are necessary for universal service or to defray the costs of state emergency 911 services programs, to protect the public safety and welfare, to ensure continued service quality and to safeguard the rights of consumers. While a state may not impose requirements that effectively function as barriers to entry or create a competitive disadvantage, the scope of state authority to maintain existing or to adopt new such requirements is unclear.

   There are several state and local legislative initiatives that are underway to ban the use of wireless phones in motor vehicles. Tennessee, Nebraska, Maryland, Arizona, New York and Virginia are considering state-wide initiatives. San Francisco, Chicago and several counties in New York are considering similar actions. Officials in a handful of communities, including Marlboro Township, New Jersey, Lebanon, Pennsylvania, and Brooklyn, Ohio, have enacted ordinances banning or restricting the use of cell phones by drivers. Recently, Suffolk County, New York became the first county in the United States to enact a ban on the use of wireless phones while driving. Should this become a nationwide initiative, commercial mobile radio service providers could experience a decline in the number of minutes of use by subscribers.

   The foregoing does not purport to describe all present and proposed federal, state and local regulations and legislation relating to the wireless telecommunications industry. Other existing federal regulations, copyright licensing and, in many jurisdictions, state and local franchise requirements are the subject of a variety of judicial proceedings, legislative hearings and administrative and legislative proposals that could change, in varying degrees, the manner in which wireless providers operate. Neither the outcome of these proceedings nor their impact upon our operations or the wireless industry can be predicted at this time.

Competition

   We compete directly with two cellular providers and other personal communications services providers in each of our markets except Myrtle Beach, where we are one of two cellular providers, and against enhanced specialized mobile radio providers in some of our markets. These cellular providers have an infrastructure in place and have been operational for a number of years, and some of these competitors have greater financial, technical resources and spectrum than we do. These cellular operators may upgrade their networks to provide services comparable to those we offer. The technologies primarily employed by our digital competitors are code division multiple access and global system for mobile communications, two competing digital wireless standards.

   We also compete with personal communications services license holders in each of our markets. We also expect to face competition from other existing communications technologies such as specialized mobile radio and enhanced specialized mobile radio, which is currently employed by Nextel Communications, Inc. in our licensed area. Although the FCC originally created specialized mobile radio as a non-interconnected service principally for fleet dispatch, in the last decade it has liberalized the rules to permit enhanced specialized mobile radio, which, in addition to dispatch service, can offer services that are functionally equivalent to cellular and personal communications services and may be less expensive to build and operate than personal communications services systems.

   The FCC requires all cellular and personal communications services licensees to provide service to resellers. A reseller provides wireless service to customers but does not hold a FCC license or own facilities. Instead, the reseller buys blocks of wireless telephone numbers and capacity from a licensed carrier and resells service through its own distribution network to the public. Thus, a reseller is both a customer of a wireless licensee's services and a competitor of that licensee. Several small resellers currently compete with us in our licensed area. With respect to cellular and personal communications services license, the resale obligations terminate five years after the last group of initial licenses of currently allotted personal communications services spectrum were awarded. Accordingly, our resale obligations end on November 24, 2002, although licensees will continue to be subject to the provisions of the Communications Act requiring non-discrimination among customers. We have also agreed to permit AT&T Wireless to resell our services.

   In September 2001, the FCC has scheduled the 700 MHz auction, which is exempt from spectrum cap limitations. Some applicants have received and others are seeking FCC authorization to construct and operate global satellite networks to provide domestic and international mobile communications services from geostationary and low-earth-orbit satellites.

   Our ability to compete successfully will depend, in part, on our ability to anticipate and respond to various competitive factors affecting the industry, including new services that may be introduced, changes in consumer preferences, demographic trends, economic conditions and competitors' discount pricing strategies, all of which could adversely affect our operating margins. We plan to use our digital feature offerings, coast-to-coast digital wireless network through our AT&T Wireless affiliation, contiguous presence providing an expanded home-rate billing area and local presence in secondary markets to combat potential competition. We expect that our extensive digital network, once deployed, will provide cost-effective means to react effectively to any price competition.

Intellectual Property

   The AT&T globe design logo is a service mark owned by AT&T and registered with the United States Patent and Trademark Office. Under the terms of our license agreement with AT&T, we use the AT&T globe design logo and certain other service marks of AT&T royalty-free in connection with marketing, offering and providing wireless mobility telecommunications services using time division multiple access digital technology and frequencies licensed by the FCC to end-users and resellers within our licensed area. The license agreement also grants us the right to use the licensed marks on certain permitted mobile phones.

   AT&T has agreed not to grant to any other person a right or license to provide or resell, or act as agent for any person offering, those licensed services under the licensed marks in our licensed area except:

  . to any person who resells, or acts as our agent for, licensed services provided by us, or

  . any person who provides or resells wireless communications services to or from specific locations such as buildings or office complexes, even if the applicable subscriber equipment being used is capable of routine movement within a limited area and even if such subscriber equipment may be capable of obtaining other telecommunications services beyond that limited area and handing-off between the service to the specific location and those other telecommunications services.

   In all other instances, AT&T reserves for itself and its affiliates the right to use the licensed marks in providing its services whether within or outside of our licensed area.

   The license agreement contains numerous restrictions with respect to the use and modification of any of the licensed marks.

   We have entered into an agreement with TeleCorp PCS to adopt and use a common regional brand name, SunCom. Under this agreement, we have formed Affiliate License Company with TeleCorp PCS for the purpose of sharing ownership of and maintaining the SunCom brand name. Each company shares in the ownership of the SunCom brand name and the responsibility of securing protection for the SunCom brand name in the United States Patent and Trademark Office, enforcing our rights in the SunCom brand name against third parties and defending against potential claims against the SunCom brand name. The agreements provide parameters for each company's use of the SunCom brand name, including certain quality control measures and provisions in the event that any one of these company's licensing arrangements with AT&T is terminated.

   An application for registration of the SunCom brand name was filed in the United States Patent and Trademark Office on September 4, 1998, and the application is pending. Affiliate License Company owns the application for the SunCom brand name. The application has undergone a preliminary examination at the United States Patent and Trademark Office, and no pre-existing registrations or applications were raised as a bar or potential bar to the registration of the SunCom brand name.

Employees

   As of December 31, 2000, we had 1,419 employees. We believe our relations with our employees are good.

Properties

   We maintain our executive offices in Berwyn, Pennsylvania. We also maintain two regional offices in Richmond, Virginia and Charleston, South Carolina. We lease these facilities.

Legal Proceedings

   We are not a party to any lawsuit or proceeding which, in management's opinion, is likely to have a material adverse effect on our business or operations.

                                  MANAGEMENT

Executive Officers and Directors

   The table below sets forth certain information regarding the directors and executive officers of Triton.

 Name                    Age                            Position
 ----                    ---                            --------
 Michael E. Kalogris....  51 Chairman of the Board of Directors and Chief Executive Officer
 Steven R. Skinner......  58 President, Chief Operating Officer and Director
 David D. Clark.........  36 Executive Vice President, Chief Financial Officer and Secretary
 Stephen J. McNulty.....  47 Senior Vice President of Sales and Marketing
 Daniel E. Hopkins......  36 Senior Vice President of Finance and Treasurer
 Scott I. Anderson......  42 Director
 Arnold L. Chavkin......  49 Director
 John D. Beletic........  49 Director
 John W. Watkins........  39 Director
 William W. Hague.......  45 Director

   Michael E. Kalogris has served as Chairman and Chief Executive Officer and as a Director of Triton since its inception. Mr. Kalogris was previously President and Chief Executive Officer of Horizon Cellular Group, which he joined October 1, 1991. Under Mr. Kalogris's leadership, Horizon Cellular Group became the fifth-largest independent cellular company in the United States, specializing in suburban markets and small cities encompassing approximately 3.2 million potential customers and was sold for approximately $575.0 million. Prior to joining Horizon Cellular Group, Mr. Kalogris served as President and Chief Executive Officer of Metrophone, a cellular carrier in Philadelphia, the nation's fourth-largest market. Mr. Kalogris is a member of the board of directors of the Cellular Telecommunications Industry Association and serves on its Executive Committee and Public Policy Council. He is also a member of the advisory board of Waller Capital Media Partners and the board of directors of Paoli Hospital.

   Steven R. Skinner has served as President and Chief Operating Officer and as a Director of Triton since its inception. Mr. Skinner previously served as the Vice President of Operations and Chief Operating Officer of Horizon Cellular Group beginning in January of 1994. From March 1992 through December 1993, Mr. Skinner served as Vice President of Acquisitions for Horizon Cellular Group. From January 1991 to March 1992, he served as a consultant in the area of cellular acquisitions to Norwest Venture Capital Management, Inc. and others. From August 1987 to January 1991, he served as President and General Manager of Houston Cellular Telephone Company. Prior to joining Houston Cellular, he served as a General Manager of Cybertel, Inc., a non-wireline carrier serving St. Louis. Mr. Skinner has also been active in the National CellularOne Group, most recently acting as Chairman of the Advisory Committee.

   David D. Clark has served as Executive Vice President, Chief Financial Officer and Secretary of Triton since its inception. Before joining Triton, he was a Managing Director at Furman Selz L.L.C. specializing in communications finance, which he joined in February 1996. Prior to joining Furman Selz, Mr. Clark spent over ten years at Citibank N.A. and Citicorp Securities Inc. as a lending officer and a high yield finance specialist.

   Stephen J. McNulty has served as Senior Vice President of Sales and Marketing of Triton since January 2001 and as President and General Manager of Triton's Mid-Atlantic region from July 1998 through December 2000. Before joining Triton, he was Vice President Central/West Operations with United States Cellular in Chicago, Illinois. Mr. McNulty previously served as Vice President of Marketing for ALLTEL Communications from February 1994 to May 1997.

   Daniel E. Hopkins has served as Senior Vice President of Finance of Triton since January 2001 and Treasurer of Triton since July 1998. He also served as the Vice President of Finance of Triton from July 1998 through December 2000. Prior to joining Triton, he was a Vice President in PNC Bank's Media and Communications Group. Mr. Hopkins has over ten years of banking experience, primarily in the areas of Communications Finance and Acquisitions/Leveraged Finance.

   Scott I. Anderson has served as a Director of Triton since February 1998. He is currently a member of the board of directors of TeleCorp PCS, Wireless Facilities, Inc., Telephia, Inc. and Xypoint and a principal of Cedar Grove Partners, LLC and Cedar Grove Investments. Mr. Anderson was previously Senior Vice President for Acquisitions and Development at AT&T Wireless Services, Inc., formerly McCaw Cellular Communications, Inc., which he joined in 1986, and a director of Horizon Cellular Group.

   Arnold L. Chavkin has served as a Director of Triton since February 1998. Mr. Chavkin was previously a member of the advisory board of Triton Cellular Partners, L.P. and is currently a director of American Tower Corporation, Encore Acquisition Partners, Inc., Crown Media Holdings, R&B Falcon Corporation, Carrizo Oil & Gas, TIW (Asia), HDFC Bank in India, and Better Minerals & Aggregates Co. He also serves on the Advisory Investment Boards of Richina Group, the Indian Private Equity Fund and the Asia Development Partners Fund. Mr. Chavkin has been a General Partner of J.P. Morgan Partners (formerly Chase Capital Partners) since January 1992. Prior to joining Chase Capital Partners, he was a member of Chemical Bank's merchant banking group and a generalist in its corporate finance group specializing in mergers and acquisitions and private placements for the energy industry.

   John D. Beletic has served as a Director of Triton since February 1998. Mr. Beletic currently serves as Chairman and Chief Executive Officer of WebLink Wireless, Inc. which he joined in March 1992. He also serves as a director of Tessco Technologies Inc., iPass Inc. and the Personal Communication Industry Association.

   John W. Watkins has served as a Director of Triton since February 1998. Mr. Watkins serves as a director of eBiz.net, Advanced TelCom Group, Kelmscott Communications and Western Integrated Networks. Mr. Watkins manages private equity investment activities in the communications industries. He is a Managing Director and an officer of J.P. Morgan Capital Corporation. Previously, Mr. Watkins was a member of the advisory board of Triton Cellular Partners, L.P. and served as a director of Horizon Cellular Group, Prism Radio Partners, L.P., Columbia River Cellular Partners, L.P. and Savvis Communications Corporation.

   William W. Hague was appointed as a Director of Triton on April 28, 2000 by AT&T Wireless and previously served as a Director of Triton from February 1998 through January 1999. Mr. Hague serves as the Senior Vice President, Corporate Development, Mergers and Acquisitions at AT&T Wireless Services, Inc., which he joined in 1995. Prior to joining AT&T Wireless and beginning in 1992, he acted as Director of Legal Affairs and Human Resources at Western Wireless, Inc.

Audit Committee

   The current members of the audit committee are Mr. Anderson, as chairman, Mr. Chavkin and Mr. Hague.

Compensation Committee

   The current members of the Compensation Committee are Mr. Beletic, as chairman, Mr. Chavkin and Mr. Watkins.

   The functions of the Compensation Committee include overseeing the administration of Triton's compensation policies and practices; establishing and administering the compensation plans of members of senior management and authorizing any adjustments thereto; administering Triton's Stock and Incentive Plan and authorizing all awards granted thereunder; administering Triton's Employee Stock Purchase Plan; and reporting annually to our stockholders on matters concerning the compensation of executives of Triton.

Compensation of Directors

   The members of the board of directors receive compensation of $10,000 per year, plus $1,000 for each meeting they attend in person and $500 for each meeting they attend via conference call. Independent and management directors may also receive shares of Class A common stock that may, from time to time, be awarded to them under our amended and restated common stock trust agreement for management employees and independent directors, dated June 26, 1998.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

   We are party to the following agreements with management and our principal stockholders.

License Exchange with AT&T Wireless

   On June 8, 1999, we completed a license exchange with AT&T Wireless, transferring licenses for the Hagerstown and Cumberland, Maryland basic trading areas, which cover 512,000 potential customers with an estimated value of $5.1 million, to AT&T Wireless in exchange for licenses for certain counties in the Savannah and Athens, Georgia basic trading areas, which cover 517,000 potential customers with an estimated value of $15.5 million. In addition, we issued to AT&T Wireless PCS 53,882 shares of our Series A preferred stock valued at $5.8 million, and 42,739 shares of our Series D preferred stock, valued at $4.6 million. The Series D preferred stock is convertible into 982,997 shares of Class A common stock. The licenses we acquired in the exchange are contiguous to our existing service area and were built out as part of our Phase II build-out plan. We are including these licenses in our current build-out plan for our licensed area.

   In connection with the Myrtle Beach, Norfolk and license exchange transactions, we issued, as anti-dilutive protection, an aggregate of 1,334,106 shares of our common stock to Messrs. Kalogris, Skinner, Clark, Smith, Anderson and Beletic.

The Stockholders' Agreement

   General. We have entered into an amended and restated stockholders' agreement, dated as of October 27, 1999, with AT&T Wireless PCS, our initial institutional investors, which we refer to as the cash equity investors, and certain of our current and former executive officers. Additional management stockholders and the independent directors have also agreed to be bound by the provisions of the stockholders' agreement in connection with the issuance to them of our capital stock. The agreement covers matters in connection with our management and operations and the sale, transfer or other disposition of our capital stock.

   Board of Directors. A board of directors divided into three classes and consisting of seven persons governs Triton. Actions of the board of directors require the affirmative vote of a majority of the entire board, although some transactions require a higher vote. The stockholders who are party to our stockholders' agreement, other than J. P. Morgan Investment Corporation, have agreed that they will vote their shares together to elect as two of our seven directors the nominees selected by our cash equity investors and, so long as AT&T Wireless PCS has the right to nominate a director under our certificate of incorporation, to elect AT&T Wireless PCS's nominee.

   Representatives of AT&T Wireless PCS and several cash equity investors also have the right to attend each meeting of the board of directors as observers, provided that they continue to own a certain amount of our capital stock. A majority of disinterested directors must approve any transactions between Triton and its stockholders, except for transactions under the stockholders', license, roaming and resale agreements described in this section and arm's-length agreements with AT&T Wireless and its affiliates.

   Restrictions on Transfer; Rights of First Offer. The stockholders' agreement imposes restrictions with respect to the sale, transfer or other disposition of our capital stock held under the terms of the agreement. Stockholders holding shares of common stock may only transfer their shares of common stock after complying with rights of first offer and first negotiation granted to specified parties to the stockholders' agreement. Additionally, holders of common stock and Series D preferred stock may transfer those shares at any time to an affiliated successor or an equity investor affiliate, and the cash equity investors may transfer or otherwise dispose of any of those shares held by them to any other cash equity investors.

   AT&T Wireless PCS may not transfer or dispose of any of its shares of Series D preferred stock at any time other than to an affiliated successor. In addition, each stockholder who is a party to the stockholders' agreement has agreed, subject to some exceptions, not to transfer or otherwise dispose of any shares of our capital stock to any of the three largest carriers of telecommunications services that as of February 4, 1998 constituted interexchange services, other than AT&T Wireless PCS and other specified wireless carriers.

   Registration Rights. The stockholders' agreement grants certain demand and piggyback registration rights to the stockholders. The following stockholders may, subject to the restrictions on transfer described above, cause an underwritten demand registration, subject to customary proportionate cutback and blackout restrictions, so long as registration is reasonably expected to result in aggregate gross proceeds of at least $10.0 million to such stockholder:

  . AT&T Wireless PCS;

  . any stockholder or group of stockholders beneficially owning shares of Series C preferred stock or common stock, if the sale of the shares to be registered is reasonably expected to result in aggregate gross proceeds of at least $25.0 million; or

  . certain management stockholders beneficially owning at least 50.1% of the shares of common stock then beneficially owned by all such management stockholders together.

   In addition to the demand registration rights, any stockholder may, subject to the restrictions on transfer described above, piggyback on a registration by us at any time, other than registrations on Forms S-4 or S-8 of the Securities Act, subject to customary proportionate cutback restrictions. The demand and piggyback registration rights and obligations survive until February 4, 2018.

   Rights of Inclusion. In the event of a proposed sale by any stockholder to any person other than an affiliated successor that would constitute 25% or more of the aggregate outstanding Series C preferred stock and common stock on a fully-diluted basis, excluding the Series A preferred stock, the other stockholders have the right to participate in any such proposed sale by exercising such right within 30 days after receipt of a notice informing them of such proposed sale. The purchaser may either purchase all stock offered by all stockholders electing to participate in such sale, or the purchaser may purchase stock from stockholders electing to participate in such sale on a pro-rata basis up to the aggregate dollar amount offered by the purchaser to the initial selling stockholder.

   In an investors' agreement, the cash equity investors have agreed that cash equity investors holding 66 2/3% or more of our Class A common stock and Class B non-voting common stock held by the cash equity investors, in the aggregate, who propose to sell their shares of common stock may require the other cash equity investors to also participate in any such sale. As a result, such cash equity investors may have the effective right to sell control of Triton.

   Exclusivity. The stockholders have agreed that during the term of the stockholders' agreement, none of the stockholders nor their respective affiliates will provide or resell, or act as the agent for any person offering, within the territory defined in the stockholders' agreement, wireless mobility telecommunications services initiated or terminated using time division multiple access technology and frequencies licensed by the FCC. However, AT&T Wireless PCS and its affiliates may:

  . resell or act as agent for Triton;

  . provide or resell wireless telecommunications services to or from specific locations; and

  . resell wireless telecommunications services for another person in any area where Triton has not yet placed a system into commercial service.

   AT&T Wireless PCS must provide Triton with prior written notice of its intention to engage in resales for another person, and only dual band/dual mode phones may be used in connection with the resale activities. Additionally, with respect to the markets listed on the roaming agreement, Triton and AT&T Wireless have agreed to cause their respective affiliates in their home carrier capacities to program and direct the programming of customer equipment so that the other party, in its capacity as the serving carrier, is the preferred roaming provider in such markets. Each party also agrees to refrain from inducing any of its customers to change programming.

   Build-Out. Triton is required to:

  . ensure compatibility of its personal communications services systems with the majority of systems in the southeastern region of the United States;

  . satisfy the FCC construction requirements in the territory defined in the stockholders' agreement;

  . offer various core service features with respect to its systems;

  . cause its systems to comply with AT&T Wireless's time division multiple access quality standards; and

  . refrain from providing or reselling interexchange services, other than interexchange services under its FCC licenses or that Triton procures from AT&T Wireless.

   If Triton materially breaches any of the foregoing operational obligations or if AT&T Wireless PCS or its affiliates discontinues the use of time division multiple access digital technology and adopts a new technology standard in a majority of its U.S. markets and Triton declines to adopt the new technology, AT&T Wireless PCS may terminate its exclusivity obligations.

   Certain Transactions. In the event of a merger, consolidation, asset acquisition or disposition or other business combination involving AT&T and an entity that:

  . derives from telecommunications businesses annual revenues in excess of $5.0 billion;

  . derives less than one-third of its aggregate revenues from the provision of wireless telecommunications; and

  . owns FCC licenses to offer and does offer wireless mobility telecommunications services serving more than 25% of the potential customers within the territory defined in the stockholders' agreement,

   AT&T Wireless will have the right, upon written notice, to terminate substantially all of its exclusivity obligations described above in a portion of the territory in which the other party owns an FCC license to offer commercial mobile radio service. However, upon such a termination, Triton has the right to cause AT&T Wireless PCS to exchange into shares of Series B preferred stock:

  . all of the shares of its Series A preferred stock;

  . all of the shares of its Series D preferred stock, its Series C preferred stock or any common stock it may have received upon conversion of its Series D preferred stock into any one of them.

   In the event that AT&T is required in any such transaction to dispose of any of its personal communications services systems in the Charlotte, North Carolina, Atlanta, Georgia, Baltimore, Maryland/Washington, D.C. or Richmond, Virginia basic trading areas, Triton has certain marketing rights. AT&T has agreed, for a period of 180 days, to jointly market with any of its applicable markets any of Triton's personal communications services systems that are located within the major trading areas that include the applicable AT&T basic trading areas. Triton's right is exercisable at any time within the period commencing with the date of the announcement by AT&T of any such transaction and terminating on the later of six months after consummation of the transaction and the date by which AT&T is required under applicable law to dispose of any such system.

   Without the prior written consent of AT&T Wireless PCS, Triton and its subsidiaries may not effect any sale of substantially all the assets or liquidation, merger or consolidation of Triton or any of its subsidiaries or engage in any business other than permitted businesses. There are limited exceptions to this provision.

   Acquisition of Cellular Licenses. Triton may acquire cellular licenses that the board of directors has determined are demonstrably superior alternatives to construction of a personal communications services system in the applicable area within the territory, provided that:

  . a majority of the cellular potential customers are within the territory defined in the stockholders' agreement;

  . AT&T and its affiliates do not own commercial mobile radio service licenses in the area; and

  . Triton's ownership of the cellular license will not cause AT&T or any affiliate to be in breach of any law or contract.

   Equipment, Discounts and Roaming. At Triton's request, AT&T Wireless PCS will use all commercially reasonable efforts to assist Triton in obtaining discounts from any vendor with whom Triton is negotiating for the purchase of any infrastructure equipment or billing services and to enable Triton to become a party to the roaming agreements between AT&T Wireless PCS and its affiliates which operate other cellular and personal communications services systems so long as AT&T Wireless PCS, in its sole discretion, does not determine such activities to be adverse to its interests.

   Resale Agreements. At AT&T Wireless PCS's request, Triton will enter into resale agreements relating to the territory defined in the stockholders' agreement. The rates, terms and conditions of service that Triton provides shall be at least as favorable to AT&T Wireless PCS, taken as a whole, as the rates, terms and conditions provided by Triton to other customers.

   Subsidiaries. All of our subsidiaries must be direct or indirect wholly-owned subsidiaries.

   Amendments. Amendments to the stockholders' agreement require the consent of the following stockholders:

  . a majority of the shares of each class of capital stock held by the parties to the stockholders' agreement, including AT&T Wireless PCS;

  . two-thirds of the common stock beneficially owned by the cash equity investors; and

  . 60.1% of the common stock beneficially owned by the management stockholders.

   However, in the event any party to the stockholders' agreement ceases to own any shares of capital stock, the party ceases to be a party to the stockholders' agreement and his or her corresponding rights and obligations terminate.

   Termination. The stockholders' agreement terminates upon the earliest to occur of:

  . the written consent of each party to the agreement;

  . February 4, 2009; and

  . one stockholder beneficially owning all of the shares of common stock.

   However, certain provisions of the agreement expire on February 4, 2008, and some consent rights of AT&T Wireless PCS expire if it fails to own a specified amount of capital stock.

License Agreement

   Under the terms of a network membership license agreement, dated as of February 4, 1998, between AT&T and Triton, AT&T has granted Triton a royalty-free, non-exclusive, limited right and license to use various licensed marks solely in connection with specified licensed activities, as described below. The licensed marks include the logo containing the AT&T and globe design and the expression Member, AT&T Wireless Services Network. The licensed activities include:

  . the provision to end-users and resellers, solely within the territory specified in the agreement, of communications services on frequencies licensed to Triton for commercial mobile and radio service provided in accordance with the AT&T agreements; and

  . marketing and offering the licensed services within the territory.

   The license agreement also grants Triton the right and license to use the licensed marks on permitted mobile phones.

   AT&T has agreed not to grant to any other person a right or license to provide or resell, or act as agent for any person offering, the communications services Triton is offering within the territory under the licensed marks except to:
  . any person who resells, or acts as Triton's agent for, licensed services provided by Triton, or

  . any person who provides or resells wireless communications services to or from specific locations such as buildings or office complexes, even if the applicable subscriber equipment being used is capable of routine movement within a limited area and even if such subscriber equipment may be capable of obtaining other telecommunications services beyond that limited area and handing-off between the service to the specific location and those other telecommunications services.

   In all other instances, except as described above, AT&T reserves for itself the right to use the licensed marks in connection with its provision of services, whether within or without the territory.

   The license agreement contains numerous restrictions with respect to Triton's use and modification of any of the licensed marks. Triton is obligated to use commercially reasonable efforts to cause all licensed services that use the licensed marks to be of comparable quality to the licensed services AT&T markets and provides in areas comparable to Triton's licensed territory, taking into account the relative stage of development of the areas and other factors. The license agreement also sets forth specific testing procedures to determine compliance with these standards and affords Triton a grace period to cure any instances of alleged noncompliance. Following the cure period, Triton must cease using the licensed marks until Triton is in compliance.

   Triton may not assign or sublicense any of its rights under the license agreement. However, the license agreement may be, and has been, assigned to Triton's lenders under Triton's credit facility. After the expiration of any applicable grace and cure periods under the credit facility, Triton's lenders may enforce Triton's rights under the license agreement and assign the license agreement to any person with AT&T's consent.

   The license agreement has an initial five-year term, expiring February 4, 2003, which renews for an additional five-year period if neither party terminates the agreement. The license agreement may be terminated at any time in the event of Triton's significant breach, including Triton's misuse of any licensed marks, Triton's license or assignment of any of the rights in the license agreement, Triton's failure to maintain AT&T's quality standards or if Triton experiences a change of control. After the initial five-year term, in the event AT&T Wireless PCS converts any shares of Series A preferred stock into common stock in connection with the stockholders' agreement, the license agreement terminates on the later of two years from the date of such conversion and the then existing expiration date of the license agreement. After the initial five-year term, AT&T may also terminate the license agreement upon the occurrence of specified transactions. See "--The Stockholders' Agreement--Certain Transactions."

Roaming Agreement

   Under an intercarrier roamer service agreement, dated as of February 4, 1998, between AT&T Wireless, on behalf of its affiliates, and Triton, AT&T Wireless and Triton agreed to provide wireless mobility radiotelephone service for registered customers of the other party's customers when they are out of their home carrier's geographic area and in the geographic area where the serving carrier, itself or through affiliates, holds a license or permit to construct and operate a wireless mobility radio-telephone system and station. Each home carrier whose customers receive service from a serving carrier shall pay the serving carrier 100% of the wireless service charges and 100% of the pass-through charges, such as toll or other charges. The roaming rate charges to AT&T Wireless for its customers roaming onto our network will decline over the next several years. In addition, on or after September 1, 2005, the parties may renegotiate the rate from time to time.

   The roaming agreement has a term of 20 years expiring February 4, 2018, unless a party terminates earlier due to:

  . the other party's uncured breach of any term of the roaming agreement;

  . the other party's voluntary liquidation or dissolution; or

  . the FCC's revocation or denial of the other party's license or permit to provide commercial mobile radio service.

   Neither party may assign or transfer the roaming agreement or any of its rights under the agreement except to an assignee of all or part of its license or permit to provide commercial mobile radio service, provided that the assignee expressly assumes all or the applicable part of the assigning party's obligations under the agreement.

Resale Agreement

   Under the terms of the stockholders' agreement, Triton is required at AT&T Wireless PCS's request to enter into a resale agreement in an agreed-upon form. Under the resale agreement, AT&T Wireless will be granted the right to purchase and resell on a nonexclusive basis access to and usage of Triton's services in the territory. AT&T Wireless will pay Triton the charges, including usage and roaming charges, associated with services it requests under the agreement. Triton will retain the continuing right to market and sell its services to customers and potential customers.

   The resale agreement will have a term of 10 years and will renew automatically for successive one-year periods unless either party elects to terminate the agreement. Following the eleventh anniversary of the agreement, either party may terminate with 90 days' prior written notice. Furthermore, AT&T Wireless may terminate the agreement at any time for any reason on 180-days' written notice.

   Under the terms of the stockholders' agreement, Triton has agreed that the rates, terms and conditions of service, taken as a whole, that Triton provides to AT&T Wireless under the resale agreement shall be at least as favorable as, or if permitted by applicable law, superior to, the rates, terms and conditions of service, taken as a whole, to any other customer. Triton will design the rate plan Triton will offer under the resale agreement to result in a discounted average actual rate per minute of use AT&T Wireless pays for service at least 25% below the weighted average actual rate per minute that Triton bills its customers generally for access and air time.

   Neither party may assign or transfer the resale agreement or any of its rights thereunder without the other party's prior written consent, which will not be unreasonably withheld, except:

  . to an affiliate of that party at the time of the agreement's execution;

  . by Triton to any of its operating subsidiaries; and

  . to the transferee of a party's stock or substantially all of the party's assets, provided that all FCC and other necessary approvals have been received.

Other Related Party Transactions

   J. P. Morgan Partners (23A SBIC), LLC, J.P. Morgan Investment Corporation and Sixty Wall Street SBIC Fund, L.P., which together own approximately 27.5% of our Class A common stock, are subsidiaries of J.P. Morgan Chase & Co. In addition, J.P. Morgan Investment Corporation owns 8,210,827 shares of our Class B non-voting common stock. J.P. Morgan Chase & Co. is the successor of the merger of The Chase Manhattan Corporation and J.P. Morgan & Co. completed on December 31, 2000. Arnold L. Chavkin, a director of Triton, is an officer of J. P. Morgan Partners (23A SBIC), LLC, and John W. Watkins, also a director of Triton, is an officer of J.P. Morgan Investment Corporation.

   Affiliates of J.P. Morgan Chase & Co. have performed various financial advisory, investment banking and commercial banking services from time to time for Triton and its affiliates. J.P. Morgan Securities Inc. and Chase Securities Inc. acted as initial purchasers for the offering of the 2008 notes and Chase Securities Inc. acted as an initial purchaser for the offering of the 2011 notes, and J.P. Morgan Securities Inc. acted as an underwriter for our initial public offering in October 1999. In addition, Morgan Guaranty Trust Company of New York and The Chase Manhattan Bank are agents and lenders under our credit facility.

   An affiliate of First Union Affordable Housing Community Development Corporation, which beneficially owns more than 5% of our capital stock, served as an underwriter and received underwriter fees in connection with our initial public offering completed in October, 1999.

   Over the course of 1997, Triton Communications L.L.C., Triton's predecessor, incurred certain costs on behalf of Triton Cellular, Inc. an entity affiliated with Triton through management overlap and shared leased facilities. These costs totaled $148,100 and Triton Cellular reimbursed Triton in 1999. In addition, Triton purchased $22,800 of equipment from Horizon Cellular Telephone Company, L.P., an entity formerly affiliated with Triton through management overlap and shared leased facilities. In addition, under an agreement between Triton Cellular, Inc. and Triton, allocations for management services rendered by some of Triton's management employees on behalf of Triton Cellular and allocations for shared lease facilities are charged to Triton Cellular. Those allocations totaled $505,000 during 1999.

   On February 3, 1998, Triton PCS entered into a credit facility. On September 22, 1999 and September 14, 2000, Triton PCS entered into amendments and restatements of that credit facility. The amount of credit currently available to us has been increased to $750.0 million. Affiliates of each of First Union Affordable Housing Community Development Corporation, which beneficially owns approximately 7.5% of our common stock, and Toronto Dominion Capital (U.S.A.), Inc., which beneficially owns approximately 5.5% of our common stock, serve as lenders under the credit facility. TD Securities (USA) Inc., an affiliate of Toronto Dominion Capital (U.S.A.) Inc., acted as an initial purchaser for the offering of the 2011 notes.

   We have entered into letter agreements with several of our management employees and with our independent directors. Under the letter agreements, these individuals were issued shares of our Class A common stock that vest at 20% per year over a five-year period.

   On August 12, 1999, we entered into stock purchase agreements with each of Scott I. Anderson and John D. Beletic, our two independent directors, and one officer under which we agreed to sell to them an aggregate of 3,400 shares of our Series C preferred stock (which were converted into 78,200 shares of Class A common stock in our initial public offering) for a purchase price of $100 per share. This transaction was closed in September 1999.

   First Union Securities, Inc., an affiliate of First Union Affordable Housing Community Development Corporation, acted as our exclusive financial advisor in connection with the sale of our personal communications towers to American Tower, L.P. pursuant to an asset purchase agreement dated July 13, 1999. We paid a fee to such entity of $1.07 million in connection with the consummation of such sales which occurred on September 22, 1999.

                      PRINCIPAL AND SELLING STOCKHOLDERS

   The following table sets forth certain information regarding the beneficial ownership of our Class A common stock, as of December 31, 2000, by (i) each current director, (ii) each current executive officer, (iii) all current directors and executive officers as a group, (iv) each of our stockholders who, based on our records, was known to us to be the beneficial owner, as defined in Rule 13d-3 under the Securities Exchange Act of 1934, of more than 5% of the Class A common stock, and (v) each of the selling stockholders both before and after giving effect to this offering. The persons named in this table have sole voting and investment power with respect to all shares of Class A common stock shown as beneficially owned by them, subject to community property laws where applicable and subject to the information contained in the footnotes to this table. The number of shares of Class A common stock outstanding as of the date of this table, December 31, 2000, was 54,096,303.

                          Beneficial Ownership Before Offering
                          ------------------------------------
Name and Address of        Number of Voting            Percentage of       Number of Shares
Beneficial Owner(1)             Shares                 Voting Shares        Being Offered
-------------------       --------------------        ----------------     ----------------
Michael E. Kalogris.....                3,078,718(9)                 5.69%     135,653
Steven R. Skinner.......                1,942,906(10)                3.59      100,256
David D. Clark..........                  349,541(11)                   *          --
Stephen J. McNulty......                  198,771(12)                   *          --
Daniel E. Hopkins.......                   91,473(13)                   *          --
Scott I. Anderson.......                   22,643(14)                   *          --
John D. Beletic.........                   56,343                       *          --
Arnold L. Chavkin(2)....                      --                      --           --
William W. Hague(3).....                      --                      --           --
John W. Watkins(4)......                      --                      --           --
J. P. Morgan Partners
 (23A SBIC), LLC
 (2)(5).................               12,270,744                   22.68      633,184
J.P. Morgan Investment
 Corporation(4)(5)......                2,578,772(15)                4.77      556,755
Desai Capital Management
 Incorporated(6)........               11,902,744(16)               22.00      614,195
Toronto Dominion Capital
 (U.S.A.), Inc.(7)......                2,975,698                    5.50      153,549
First Union Affordable
 Housing Community
 Development
 Corporation(8).........                4,079,877(17)                7.54      210,526
AT&T Wireless PCS(3)....               12,504,720(18)               18.80          --
DAG-Triton PCS, L.P.....                1,858,126                    3.43       95,882
All directors and
 executive officers as a
 group
 (10 persons)...........                5,740,395                   10.61      235,909
                          Beneficial Ownership After Offering
                          ------------------------------------------------
Name and Address of        Number of Voting            Percentage of
Beneficial Owner(1)             Shares                 Voting Shares
-------------------       --------------------------- --------------------
Michael E. Kalogris.....                2,943,065(9)                 5.11%
Steven R. Skinner.......                1,842,650(10)                3.20
David D. Clark..........                  349,541(11)                   *
Stephen J. McNulty......                  198,771(12)                   *
Daniel E. Hopkins.......                   91,473(13)                   *
Scott I. Anderson.......                   22,643(14)                   *
John D. Beletic.........                   56,343                       *
Arnold L. Chavkin(2)....                      --                      --
William W. Hague(3).....                      --                      --
John W. Watkins(4)......                      --                      --
J. P. Morgan Partners
 (23A SBIC), LLC
 (2)(5).................               11,637,560                   20.21
J.P. Morgan Investment
 Corporation(4)(5)......                2,022,017(15)                3.51
Desai Capital Management
 Incorporated(6)........               11,288,549(16)               19.60
Toronto Dominion Capital
 (U.S.A.), Inc.(7)......                2,822,149                    4.90
First Union Affordable
 Housing Community
 Development
 Corporation(8).........                3,869,351(17)                6.72
AT&T Wireless PCS(3)....               12,504,720(18)               17.84
DAG-Triton PCS, L.P.....                1,762,244                    3.06
All directors and
 executive officers as a
 group
 (10 persons)...........                5,504,486                    9.56

--------
  * Represents less than 1%.
 (1) Unless otherwise indicated, the address of each person listed in this table is c/o Triton Management Company, 1100 Cassatt Road, Berwyn, Pennsylvania 19312.
 (2) Mr. Chavkin is a vice president of CB Capital Investors, Inc. and a general partner of J.P. Morgan Partners. Mr. Chavkin disclaims beneficial ownership of any shares held by such entity, except to the extent of his pecuniary interest therein. Effective January 1, 2000, (i) J. P. Morgan Partners (23A SBIC), LLC (formerly known as CB Capital Investors, LLC) became the successor to CB Capital Investors, L.P., (ii) CB Capital Investors, Inc. became the managing member of J. P. Morgan Partners (23A
     SBIC), LLC and (iii) J.P. Morgan Partners (formerly Chase Capital Partners) became the manager, by delegation, of J. P. Morgan Partners (23A SBIC), LLC pursuant to an advisory agreement with CB Capital Investors, Inc. The address of J. P. Morgan Partners (23A SBIC), LLC is c/o J.P. Morgan Partners, 380 Madison Avenue, New York, New York 10017.

 (3) Mr. Hague is Senior Vice President, Corporate Development, Merger and Acquisitions at AT&T Wireless Services, Inc. Mr. Hague disclaims beneficial ownership of any shares held by such entity. The address of AT&T Wireless is 7277 164th Avenue, N.E., Redmond, Washington 98052.
 (4) Mr. Watkins is a managing director and an officer of J.P. Morgan Investment Corporation. Mr. Watkins disclaims beneficial ownership of any shares held by such entity. The address of J.P. Morgan Investment Corporation is c/o J.P. Morgan Partners, 101 California Street, 38th Floor, San Francisco, California 94111.
 (5) J. P. Morgan Partners (23A SBIC), LLC, J.P. Morgan Investment Corporation and Sixty Wall Street SBIC Fund, L.P. are subsidiaries of J.P. Morgan Chase & Co., which is the successor of the merger of The Chase Manhattan Corporation and J.P. Morgan & Co. Incorporated completed on December 31, 2000.
 (6) The address of Desai Capital Management Incorporated is 540 Madison Avenue, New York, New York 10022.
 (7) The address of Toronto Dominion Capital (U.S.A.), Inc. is 909 Fannin, Suite 1700, Houston, Texas 77010.
 (8) The address of First Union Affordable Housing Community Development Corporation is One First Union Center, 301 S. College Street, 5th Floor, Charlotte, North Carolina 28288.
 (9) Includes 449,843 shares of Class A common stock held by Mr. Kalogris as trustee under an amended and restated common stock trust agreement for management employees and independent directors, dated June 26, 1998, under which we will distribute Class A common stock to management employees and independent directors. 1,282,076 of the 2,628,875 shares of Class A common stock directly held by Mr. Kalogris are subject to forfeiture in accordance with Mr. Kalogris' employment agreement.
(10) 961,557 of the 1,942,906 shares of Class A common stock are subject to forfeiture according to the terms of Mr. Skinner's employment agreement.
(11) 241,925 of the 349,541 shares of Class A common stock are subject to forfeiture according to the terms of letter agreements, dated as of February 4, 1998 and August 9, 1999, between Triton and Mr. Clark.
(12) 155,132 of the 198,771 shares of Class A common stock are subject to forfeiture according to the terms of letter agreements, dated as of January 11, 1999, August 9, 1999 and August 15, 2000 between Triton and Mr. McNulty.
(13) 33,893 of the 91,473 shares of Class A common stock are subject to forfeiture according to the terms of letter agreements, dated as of July 15, 1999 and November 9, 2000, between Triton and Mr. Hopkins.
(14) Mr. Anderson is a principal of Cedar Grove Partners, LLC. He disclaims beneficial interest of the 23,000 shares owned directly by Cedar Grove Partners, LLC, except to the extent of his pecuniary interest therein.
(15) Includes 122,663 shares of Class A common stock held by Sixty Wall Street SBIC Fund, L.P., an affiliate of J.P. Morgan Investment Corporation and
     J. P. Morgan Partners (23A SBIC), LLC. The address for Sixty Wall Street SBIC is 60 Wall Street, New York, New York 10260. J.P. Morgan Investment Corporation also owns 8,210,827 shares of Class B non-voting common stock.
(16) Consists of 5,951,372 shares of Class A common stock held by Private Equity Investors III, L.P., and 5,951,372 shares of Class A common stock held by Equity-Linked Investors-II, each an affiliate of Desai Capital Management. The address for Private Equity Investors III and Equity-Linked Investors-II is 540 Madison Avenue, 38th Floor, New York, New York 10022.
(17) The number of shares beneficially owned by First Union Affordable Housing Community Development Corporation includes 475,351 shares held by certain affiliates of First Union Affordable Housing Community Development Corporation. The number of shares being offered by First Union Affordable Housing Community Development Corporation may include shares offered by such affiliates.
(18) Consists of 543,683.47 shares of Series D preferred stock convertible into 12,504,720 shares of Class A common stock. Shares of Series D preferred stock are convertible into an equivalent number of shares of Series C preferred stock at any time, and shares of Series C preferred stock are convertible into shares of Class A common stock or Class B non-voting common stock at any time.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

   The following are summaries of certain material provisions of the notes issued by our subsidiary, Triton PCS, Inc., and the Triton PCS credit facility. These summaries are qualified in their entirety by the indentures and the credit facility, which we have previously filed with the SEC. In this section, "Triton," "we" and "us" each refers only to Triton PCS Holdings, Inc. and not to any of its subsidiaries.

2008 Notes

   The 2008 notes were issued under an indenture, dated as of May 4, 1998, between Triton PCS, the guarantors and The Chase Manhattan Bank, as trustee. The 2008 notes:

  . mature on May 1, 2008 and are limited to an aggregate principal amount at maturity of $511,989,000;

  . were issued at an issue price of $585.95 per $1,000 aggregate principal amount at maturity and generated gross proceeds to us of $300.0 million;

  . are general, unsecured obligations of Triton PCS, subordinated in right of payment to all senior debt, including all obligations under the credit facility described below;

  . accrue interest at a rate of 11% per annum, computed on a semiannual bond equivalent basis, calculated from May 4, 1998, will not bear interest payable in cash prior to May 1, 2003 and will bear interest payable semiannually in cash on each May 1 and November 1, beginning May 1, 2003; and

  . are guaranteed on a joint and several basis by all subsidiaries of Triton PCS that are direct or indirect obligors under, or in respect of, any senior credit facilities. As of the date of this prospectus, all of the direct and indirect subsidiaries of Triton PCS are guarantors on a full, unconditional and joint and several basis. The guarantees are unsecured obligations of the guarantors, subordinated in right of payment to all senior debt of the guarantors, including all of the guarantors' obligations under their guarantees of the credit facility.

   Triton PCS may elect to redeem all or part of the 2008 notes at any time on or after May 1, 2003 and prior to maturity, at the following redemption prices, expressed as percentages of principal amount, plus accrued and unpaid interest if redeemed during the 12-month period beginning on May 1 of the years indicated:

   Year                                                               Percentage
   ----                                                               ----------
   2003..............................................................   105.50%
   2004..............................................................   103.67%
   2005..............................................................   101.84%
   2006 and thereafter...............................................   100.00%

   In addition, on or prior to May 1, 2001, Triton PCS may redeem up to 35% of the principal amount at maturity of the 2008 notes issued under the indenture, at a redemption price equal to 111% of the accreted value to the redemption date, with the net proceeds of one or more equity offerings of:

  .  our qualified stock; or

  . a special purpose corporation formed to hold our qualified stock or the qualified stock of Triton PCS.

   However, at least 65% of the aggregate principal amount at maturity of the 2008 notes issued under the indenture must remain outstanding immediately after giving effect to the redemption.

   If a change of control, as defined below, occurs, each noteholder may require Triton PCS to repurchase its 2008 notes, in whole or in part, at a purchase price equal to 101% of the 2008 notes' accreted value or the principal amount at maturity, as applicable, plus accrued and unpaid interest to the purchase date. The Triton PCS credit facility prohibits the purchase of outstanding 2008 notes prior to repayment of the borrowings under the credit facility. A change of control will occur under the indenture if any one or more of the following events occurs:
  . any person or group, as those terms are used in Sections 13(d) and 14(d) of the Exchange Act, other than a permitted holder or permitted holders or a person or group controlled by a permitted holder or permitted holders, becomes the beneficial owner, as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a person shall be deemed to have beneficial ownership of all securities that person has the right to acquire within one year, upon the happening of an event or otherwise, is or becomes the beneficial owner, directly or indirectly, of:

    (a) Triton's securities representing 50% or more of the combined voting power of its then outstanding voting stock, or

    (b) Triton PCS's securities representing 50% or more of the combined voting power of its then outstanding voting stock;

  . the following individuals cease for any reason to constitute more than a majority of the number of directors then serving on the board of Triton or Triton PCS:

    (a) individuals who, on May 4, 1998, constitute the board, and

    (b) any new director, other than a director whose initial assumption of office is in connection with an actual or threatened election contest, including a consent solicitation relating to the election of directors of Triton or Triton PCS, whose appointment or election by the board or nomination for election by our stockholders was approved by the vote of at least two-thirds of the directors then still in office or whose appointment, election or nomination was previously so approved or recommended; or

  . the stockholders of Triton or Triton PCS shall approve any plan of liquidation, whether or not otherwise in compliance with the provisions of the indenture.

   The transfer, by lease, assignment, sale or otherwise, in a single transaction or series of transactions, of all or substantially all of the properties or assets of one or more of the subsidiaries of Triton PCS, the capital stock of which constitutes all or substantially all of Triton PCS's properties and assets, shall be deemed to be the transfer of all or substantially all of Triton PCS's properties and assets.

   Triton PCS is also required to offer to repurchase the 2008 notes if all or some of the net proceeds of an asset sale are not used to acquire an entity engaged in a permitted business, to purchase other long term assets used or useful in a permitted business or to repay any senior indebtedness.

   The indenture contains restrictive covenants which, among other things, restrict Triton PCS's and its restricted subsidiaries' ability to:

  .  incur additional indebtedness;

  . pay dividends, make investments or redeem or retire stock of Triton PCS or subordinated indebtedness of Triton PCS or any subsidiary;

  . cause encumbrances or restrictions to exist on the ability of its subsidiaries to pay dividends and make investments in, or transfer any property or assets to Triton PCS;

  .  create liens on their assets;

  .  sell assets;

  .  engage in transactions with affiliates;

  .  engage in businesses other than a permitted business;

  . designate any subsidiaries of Triton PCS as unrestricted subsidiaries under the indenture;

  .  engage in mergers or consolidations; or

  . amend, modify or waive, or refrain from enforcing, any provision of the securities purchase agreement dated October 8, 1997.

   The indenture provides for acceleration upon customary events of default, including cross defaults, judgment defaults and events of bankruptcy.

2011 Notes

   The 2011 notes were issued under an indenture, dated as of January 19, 2001, between Triton PCS, the guarantors and The Bank of New York, as trustee. The 2011 notes:

  . mature on February 1, 2011 and are limited to an aggregate principal amount at maturity of $350,000,000;

  . were issued at an issue price of $991.95 per $1,000 aggregate principal amount at maturity and generated gross proceeds to us of $350.0 million;

  . are general, unsecured obligations of Triton PCS, subordinated in right of payment to all senior debt, including all obligations under the credit facility described below;

  . accrue cash interest at a rate of 9 3/8% per annum, calculated from January 19, 2001, payable semiannually in cash on each February 1 and August 1, beginning August 1, 2001; and

  . are guaranteed on a joint and several basis by all subsidiaries of Triton PCS that are direct or indirect obligors under, or in respect of, any senior credit facilities. As of the date of this prospectus, all of the direct and indirect subsidiaries of Triton PCS are guarantors on a full, unconditional and joint and several basis. The guarantees are unsecured obligations of the guarantors, subordinated in right of payment to all senior debt of the guarantors, including all of the guarantors' obligations under their guarantees of the credit facility.

   Triton PCS may elect to redeem all or part of the 2011 notes at any time on or after February 1, 2006 and prior to maturity, at the following redemption prices, expressed as percentages of principal amount, plus accrued and unpaid interest if redeemed during the 12-month period beginning on February 1 of the years indicated:

      Year                                                            Percentage
      ----                                                            ----------
      2006...........................................................  104.688%
      2007...........................................................  103.125%
      2008...........................................................  101.563%
      2009 and thereafter............................................  100.000%

   In addition, on or prior to February 1, 2004, Triton PCS may redeem up to 35% of the aggregate principal amount of the 2011 notes issued under the indenture, at a redemption price equal to 109.375% of the principal amount of the notes being redeemed with the net proceeds of one or more equity offerings of:

  .  our qualified stock; or

  . a special purpose corporation formed to hold our qualified stock or the qualified stock of Triton PCS.

   However, at least 65% of the aggregate principal amount at maturity of the 2011 notes originally issued under the indenture must remain outstanding immediately after giving effect to the redemption.

   The other redemption and repurchase provisions, restrictive covenants and events of default contained in the indenture governing the 2011 notes are substantially the same as those in the indenture for the 2008 notes.

Credit Facility

   On February 3, 1998, Triton PCS entered into a loan agreement that provided for a senior secured bank facility with a group of lenders for an aggregate amount of $425.0 million of borrowings. On September 22,

1999 and September 14, 2000, Triton PCS entered into amendments and restatements of that loan agreement. The amount of credit currently available to Triton PCS has been increased to $750.0 million.

   The bank facility provides for:

  . a $175.0 million senior secured Tranche A term loan maturing on August 4, 2006;

  . a $150.0 million senior secured Tranche B term loan maturing on May 4, 2007;

  . a $175.0 million senior secured Tranche C term loan maturing on August 4, 2006;

  . a $150.0 million senior secured Tranche D term loan maturing on August 4, 2006; and

  . a $100.0 million senior secured revolving credit facility maturing on August 4, 2006.

   In addition, the bank facility provides an optional incremental facility of up to $150,000,000, subject to availability from the lenders.

   As of February 5, 2001, Triton PCS had drawn $175.0 million under the Tranche A term loan, $150.0 million under the Tranche B term loan and $175.0 million under the Tranche C term loan.

   The terms of the bank facility will permit Triton PCS, subject to various terms and conditions, including compliance with specified leverage ratios and satisfaction of build-out and subscriber milestones, to draw up to $750.0 million to finance working capital requirements, capital expenditures, permitted acquisitions and investments and other corporate purposes. Triton PCS's borrowings under these facilities are subject to customary terms and conditions.

   Triton PCS must begin to repay the term loans in quarterly installments, beginning on February 4, 2002. The amount that Triton PCS can borrow and that can be outstanding under the revolving credit facility reduces in eight quarterly reductions, beginning in August 2004. The amount of each of the first two reductions is $5.0 million, the amount of each of the next four reductions is $10.0 million, and the amount of each of the last two reductions is $25.0 million.

   Interest on the Tranche A term loans, the Tranche C term loans, the Tranche D term loans and the revolving credit loans accrues, at the option of Triton PCS, either at:

  . the reserve adjusted London interbank offered rate, plus an applicable margin of 2.50% until September 2001 and thereafter between 2.25% and 1.00%, depending on the level of Triton PCS's ratio of debt to EBITDA; or

  . the higher of The Chase Manhattan Bank's prime rate or the federal funds rate plus 0.5%, plus an applicable margin of 1.50% until September 2001 and thereafter between 1.25% and 0%, depending on the level of Triton PCS's ratio of debt to EBITDA.

   Interest on the Tranche B term loans accrues, at the option of Triton PCS, either at:

  . the reserve adjusted London interbank offered rate, plus a margin of 3.0%; or

  . the higher of The Chase Manhattan Bank's prime rate or the federal funds rate plus 0.5%, plus a margin of 2.0%.

   Interest on any overdue amounts will accrue at a rate per annum equal to 2% plus the rate otherwise applicable to that amount.

   The credit facility requires that Triton PCS pay commitment fees to the lenders on the undrawn amounts of the revolving credit facility, the Tranche A term loan facility, the Tranche C loan facility and the Tranche D term facility. The commitment fee will range between 0.375% and 0.50%, depending on the ratio of debt to EBITDA, of the unused portion of the credit facilities. The commitment fees are payable quarterly in arrears and a separate agent's fee is payable to the administrative agent. The credit facility also requires Triton PCS to maintain at least 50% of total outstanding indebtedness as fixed rate instruments. Although Triton PCS has not been required to purchase any interest rate hedges, as of September 30, 2000, it had purchased six interest rate hedges with a notional amount totaling $250.0 million.

   Triton PCS must repay the term loans, and the commitments under the revolving credit facility will be reduced, in an aggregate amount equal to:

  . 50% of the excess cash flow of Triton PCS in each of its fiscal years commencing with the fiscal year ending December 31, 2001;

  . 100% of the net proceeds of specified asset sales outside the ordinary course of business, in excess of a $1.0 million yearly threshold, and of unused insurance proceeds; and

  .  100% of the net cash proceeds of specified incurrences of indebtedness.

Prepayments will reduce each subsequent amortization payment on a pro rata basis.

   We, and each of our other subsidiaries, have guaranteed all of Triton PCS's obligations under the credit facility. Triton PCS's obligations under the credit facility are secured by security interests in substantially all of its assets, and in substantially all of the assets of each of Triton PCS's other subsidiaries, and by a pledge of all of Triton PCS's capital stock and of all of the capital stock and other equity interests of all of Triton PCS's domestic subsidiaries and 65% of the shares of capital stock of foreign subsidiaries.

   The credit facility contains customary covenants, including covenants limiting indebtedness, dividends and distributions on, and redemptions and repurchases of, capital stock and other similar payments, and the acquisition and disposition of assets, and covenants relating to the number of potential customers covered by Triton PCS's network and number of customers. The credit facility also requires that Triton PCS comply with specified financial covenants.

   In addition, the credit facility provides that Triton PCS may not permit certain of Triton PCS's subsidiaries to incur any liabilities or obligations other than their guarantee of the credit facility, the security agreement they have entered into in connection with the credit facility, and, in the case of any subsidiary established to hold real estate, liabilities incurred in the ordinary course of business of that subsidiary which are incidental to being the lessee of real property or the purchaser, owner or lessee of equipment and taxes and other liabilities incurred in the ordinary course in order to maintain its existence.

   The credit facility provides for acceleration upon the occurrence of customary events of default.

     CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

   The following is a summary of the material United States federal income, estate and gift tax consequences of the purchase, ownership and disposition of the Class A common stock by holders that are Non-U.S. Holders, as that term is defined below. This summary does not purport to be a complete analysis of all potential tax effects and is based upon the Internal Revenue Code of 1986, as amended, existing and proposed regulations promulgated thereunder, published rulings and court decisions, all as in effect and existing on the date hereof and all of which are subject to change at any time, which change may be retroactive or prospective. Unless otherwise specifically noted, this summary applies only to those persons that purchased the Class A common stock for cash and hold the Class A common stock as a capital asset within the meaning of
Section 1221 of the Internal Revenue Code.

   This summary is for general information only and does not address the tax consequences to taxpayers who are subject to special rules or circumstances. This summary does not address any tax consequences arising under any state, municipality, foreign country or other taxing jurisdiction. We urge you to consult your own tax advisor regarding the United States federal tax consequences of purchasing, owning and disposing of the Class A common stock, including your status as a Non-U.S. Holder, as well as any tax consequences that may arise under the laws of any state, municipality, foreign country or other taxing jurisdiction.

General

   A Non-U.S. Holder means a beneficial owner of the Class A common stock that is not:

  (i) a citizen or individual resident, as defined in Section 7701(b) of the Internal Revenue Code, of the United States;

  (ii) a corporation or partnership, including any entity treated as a corporation or partnership for United States federal income tax purposes, created or organized under the laws of the United States, any State thereof or the District of Columbia (unless, in the case of a partnership, Treasury regulations provide otherwise);

  (iii) an estate, the income of which is subject to United States federal income tax without regard to its source; or

  (iv) a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

   Notwithstanding the preceding sentence, certain trusts in existence on August 20, 1996, and treated as U.S. Holders prior to such date, may elect to continue to be treated as U.S. Holders.

   If a partnership holds the Class A common stock, the tax treatment of the partner generally will depend upon the status of the partner and the activities of the partnership. Partners of partnerships holding the Class A common stock should consult their tax advisors regarding the United States federal tax consequences of purchasing, owning and disposing of the Class A common stock.

Dividends

   Dividends, if any, paid to a Non-U.S. Holder will generally be subject to the withholding of United States federal income tax at the rate of 30% of the gross amount of such dividends, unless:

  . the dividends are effectively connected with the conduct of a trade or business within the United States of the Non-U.S. Holder, such Non-U.S. Holder timely furnishes to us or our paying agent a properly completed Internal Revenue Service Form W-8ECI, or any successor form, duly executed under penalties of perjury, and neither we nor our paying agent have actual knowledge or reason to know that the conditions of this exemption are, in fact, not satisfied; or

  . such Non-U.S. Holder is entitled to a reduced or zero percent withholding tax rate pursuant to any applicable income tax treaty, such Non-U.S. Holder timely furnishes to us or our paying agent a properly completed Internal Revenue Service Form W-8BEN, or any successor form, duly executed under penalties of perjury, certifying that such Non-U.S. Holder is entitled to such benefits under an income tax treaty, and neither we nor our paying agent have actual knowledge or reason to know that the Non-U.S. Holder is, in fact, not entitled to such benefits.

   Current law provides special rules for dividend payments made to foreign intermediaries, U.S. or foreign wholly-owned entities that are disregarded for U.S. federal income tax purposes, and entities that are treated as fiscally transparent in the United States, the applicable income tax treaty jurisdiction or both. We urge you to consult your own tax advisor concerning the effect, if any, of these rules on an investment in the Class A common stock. A Non-U.S. Holder who is eligible for a reduced withholding rate may obtain a refund of any excess amounts withheld by filing an appropriate claim for a refund with the Internal Revenue Service.

   Dividends paid to a Non-U.S. Holder that are effectively connected with the conduct of a trade or business (or, if an income tax treaty applies, are attributable to a "permanent establishment," as defined therein) within the United States of the Non-U.S. Holder will generally be taxed on a net income basis (that is, after allowance for applicable deductions) at the graduated rates that are applicable to United States persons. In the case of a Non-U.S. Holder that is a corporation, such income may also be subject to the United States federal branch profits tax (which is generally imposed on a foreign corporation upon the deemed repatriation from the United States of effectively connected earnings and profits) at a 30% rate, unless the rate is reduced or eliminated by an applicable income tax treaty and the Non-U.S. Holder is a qualified resident of the treaty country.

Gain on Sale or Other Disposition

   A Non-U.S. Holder generally will not be subject to regular United States federal income or withholding tax on gain recognized on a sale or other disposition of the Class A common stock, unless:

  (i) the gain is effectively connected with the conduct of a trade or business (or, if an income tax treaty applies, is attributable to a "permanent establishment," as defined therein) within the United States of the Non-U.S. Holder or of a partnership, trust or estate in which such Non-U.S. Holder is a partner or beneficiary;

  (ii) we have been, are or become a "United States real property holding corporation" within the meaning of Section 897(c)(2) of the Internal Revenue Code at any time within the shorter of the five-year period preceding such sale or other disposition or such Non-U.S. Holder's holding period for the Class A common stock; or

  (iii) the Non-U.S. Holder is an individual that:

    (a) is present in the United States for 183 days or more in the taxable year of the sale or other disposition; and

    (b) either (I) has a "tax home" in the United States, as specially defined for purposes of the United States federal income tax, or
        (II) maintains an office or other fixed place of business in the United States and the gain from the sale or other disposition of the Class A common stock is attributable to such office or other fixed place of business.

   A corporation is generally considered to be a United States real property holding corporation if the fair market value of its "United States real property interests" within the meaning of Section 897(c)(1) of the Internal Revenue Code equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus the fair market value of any other of its assets used or held for use in a trade or business. We believe that we have not been, are not currently and are not likely to become a United States real property holding corporation.

Further, even if we were to become a United States real property holding corporation, any gain recognized by a Non-U.S. Holder still would not be subject to U.S. federal income tax if the Class A common stock were considered to be "regularly traded" (within the meaning of applicable U.S. Treasury regulations) on an established securities market (e.g., the Nasdaq National Market, on which the Class A common stock will be listed), and the Non-U.S. Holder did not own, directly or indirectly, at any time during the five-year period ending on the date of the sale or other disposition, more than 5% of the Class A common stock.

   Gains realized by a Non-U.S. Holder that are effectively connected with the conduct of a trade or business (or, if an income tax treaty applies, are attributable to a "permanent establishment," as defined therein) within the United States of the Non-U.S. Holder will generally be taxed on a net income basis (that is, after allowance for applicable deductions) at the graduated rates that are applicable to United States persons. In the case of a Non-U.S. Holder that is a corporation, such income may also be subject to the United States federal branch profits tax (which is generally imposed on a foreign corporation upon the deemed repatriation from the United States of effectively connected earnings and profits) at a 30% rate, unless the rate is reduced or eliminated by an applicable income tax treaty and the Non-U.S. Holder is a qualified resident of the treaty country.

   Individual Non-U.S. Holders may also be subject to tax pursuant to provisions of United States federal income tax law applicable to certain United States expatriates, including former long-term residents of the United States.

Federal Estate and Gift Taxes

   Class A common stock owned or treated as owned by an individual (regardless of whether such an individual is a citizen or a resident of the United States) at the date of death will be included in such individual's estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

   A Non-U.S. Holder will not be subject to United States federal gift tax on a transfer of Class A common stock, unless such person is an individual domiciled in the United States or such person is an individual subject to provisions of United States federal gift tax law applicable to certain United States expatriates, including certain former long-term residents of the United States.

Backup Withholding Tax and Information Reporting

   We must report annually to the Internal Revenue Service and to each Non-U.S. Holder the amount of dividends paid to, and the tax withheld with respect to, such Non-U.S. Holder, regardless of whether tax was actually withheld and whether withholding was reduced by an applicable income tax treaty. Pursuant to certain income tax treaties and other agreements, that information may also be made available to the tax authorities of the country in which the Non-U.S. Holder resides.

   United States federal backup withholding tax is imposed at the rate of 31% on certain payments to persons not otherwise exempt who fail to furnish certain identifying information. This tax will generally not apply to dividends paid to a Non-U.S. Holder that are subject to withholding at the 30% rate (or that are subject to withholding at a reduced or zero rate under an applicable income tax treaty). A Non-U.S. Holder will generally be subject to backup withholding tax, unless certain certification procedures (or in the case of payments made outside of the United States with respect to an offshore account, certain documentary evidence procedures) are satisfied, directly or through a foreign intermediary and neither we nor our paying agent have actual knowledge or reason to know that the payee is a United States person or that the conditions of any other exemption are not in fact satisfied.

   The backup withholding and information reporting requirements will generally also apply to the gross proceeds paid to a Non-U.S. Holder upon the sale or other disposition of Class A common stock by or through a United States office of a United States or foreign broker, unless the Non-U.S. Holder certifies to the broker under penalties of perjury as to, among other things, such holder's name, address and status as a Non-U.S. Holder by timely filing a properly completed Internal Revenue Service Form W-8BEN (or any successor form), duly executed under penalties of perjury, with the broker, or unless the Non-U.S. Holder otherwise establishes an exemption, provided such broker does not have actual knowledge or reason to know, that the payee is a United States person or that the conditions of the exemption are, in fact, not satisfied.

   Information reporting requirements (but not backup withholding tax) will generally apply to a payment of the proceeds of a sale or other disposition of Class A common stock effected at a foreign office of:

  (i)  a United States broker;

  (ii) a foreign broker 50% or more of whose gross income for certain periods is effectively connected with the conduct of a trade or business within the United States;

  (iii) a foreign broker that is a "controlled foreign corporation" for United States federal income tax purposes; or

  (iv) a foreign broker that is (a) a foreign partnership one or more of whose partners are U.S. persons that in the aggregate hold more than 50% of the income or capital interest in the partnership at any time during its tax year, or (b) a foreign partnership engaged at any time during its tax year in the conduct of a trade or business in the United States, unless the broker has certain documentary evidence in its records that the holder is a Non-U.S. Holder and certain other conditions are met, or unless the Non-U.S. Holder otherwise establishes an exemption, provided that such broker has no actual knowledge or reason to know, that the payee is a United States person or that the conditions of the exemption are, in fact, not met.

   Neither backup withholding tax nor information reporting will generally apply to a payment of the proceeds of a sale or other disposition of Class A common stock effected at a foreign office of a foreign broker not subject to the preceding paragraph. You should consult your own tax advisor concerning the application, if any, of backup withholding tax and information reporting on an investment in the Class A common stock.

   Backup withholding tax is not an additional tax. Any amounts withheld under the backup withholding tax rules will be refunded or credited against the Non-U.S. Holder's United States federal income tax liability; provided, however, that the Non-U.S. Holder files an appropriate claim for a refund with the Internal Revenue Service.

                                 UNDERWRITERS

   Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, Salomon Smith Barney Inc., First Union Securities, Inc., and Robert W. Baird & Co. Incorporated are acting as representatives, have severally agreed to purchase, and Triton and the selling stockholders have agreed to sell to them an aggregate of 6,000,000 shares of our Class A common stock. The number of shares that each underwriter has agreed to purchase is set forth opposite its name below:

                                                                       Number of
Name                                                                    Shares
----                                                                   ---------
Underwriters:
  Morgan Stanley & Co. Incorporated...................................
  Salomon Smith Barney Inc. ..........................................
  First Union Securities, Inc. .......................................
  Robert W. Baird & Co. Incorporated..................................
                                                                       ---------
  Total............................................................... 6,000,000
                                                                       =========

   The underwriters are offering the shares of Class A common stock subject to their acceptance of the shares from Triton and the selling stockholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of Class A common stock offered by this prospectus supplement are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of Class A common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the share covered by the underwriters over-allotment option described below.

   The underwriters initially propose to offer part of the shares of Class A common stock directly to the public at the public offering price listed on the cover page of this prospectus supplement and part to certain dealers at a
price that represents a concession not in excess of $   a share under the
public offering price. Any underwriter may allow, and such dealers may
reallow, a concession not in excess of $   a share to other underwriters or to
certain dealers. After the initial offering of the shares of Class A common stock, the offering price and other selling terms may from time to time be varied by the representatives.

   The selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 900,000 additional shares of Class A common stock at the public offering price listed on the cover page of this prospectus supplement, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering overallotments, if any, made in connection with the offering of the shares of Class A common stock offered hereby. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of Class A common stock as the number listed next to the underwriter's name in the preceding table bears to the total number of shares of Class A common stock listed next to the names of all underwriters in the preceding table. If the underwriters' option is exercised
in full, the total price to the public would be $   , the total underwriters'
discounts and commissions would be $    and total proceeds to the selling
stockholders would be $   .

   Each of Triton, the selling stockholders and the directors and executive officers of Triton has agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, it will not, during the period ending 90 days after the date of this prospectus supplement:

  . offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

  . enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, those directors, executive officers and selling stockholders have agreed that, without the prior consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, they will not, during the period ending 90 days after the date of this prospectus supplement, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock.

   The restrictions described in this paragraph do not apply to:

  . the sale of shares to the underwriters pursuant to the underwriting agreement;

  . the issuance by Triton of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus supplement of which the underwriters have been advised in writing;

  . the grant of options or stock under our stock and incentive plan and employee stock purchase plan as in effect on the date hereof;

  . transactions by any person other than Triton relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares; or

  . the transfer of shares by any person other than Triton to a member of that person's family or any affiliate of that person if the transferee enters into a lockup agreement and, if the person is a reporting person subject to Section 16(a) of the Exchange Act, only if such gift, sale or other disposition does not require the person to file, and the person does not voluntarily file, a report of such transaction on Form 4 under the Exchange Act.

   In order to facilitate the offering of the Class A common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Class A common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the underwriters may bid for, and purchase, shares of Class A common stock in the open market to stabilize the price of the Class A common stock. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the Class A common stock in the offering, if the syndicate repurchases previously distributed Class A common stock to cover syndicate short positions or to stabilize the price of the Class A common stock. These activities may raise or maintain the market price of the Class A common stock above independent market levels or prevent or retard a decline in the market price of the Class A common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

   From time to time, some of the underwriters have provided, and continue to provide, investment banking services to Triton. Morgan Stanley & Co. Incorporated acted as an initial purchaser of the notes we sold in

January 2001 and received customary discounts and commissions in connection with that sale. In addition, affiliates of Morgan Stanley, Salomon Smith Barney and First Union Securities are acting as agents and lenders under our credit facility and receive customary fees in connection with that facility.

   An affiliate of First Union Securities owns approximately 7.5% of our Class A common stock and will act as selling stockholder. See "Certain Relationships and Related Transactions."

   Triton, the selling stockholders and the underwriters have agreed to indemnify each other against a variety of liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

   Dow, Lohnes & Albertson, PLLC, Washington, D.C., will pass upon certain matters for Triton, and Kleinbard, Bell & Brecker LLP, Philadelphia, Pennsylvania, will pass upon the validity of the shares of Class A common stock offered by the selling stockholders. Certain members of Dow, Lohnes & Albertson, PLLC and Kleinbard, Bell & Brecker LLP own shares of Triton's Class A common stock. Davis Polk & Wardwell, New York, New York, will pass upon certain matters for the underwriters.

                                    EXPERTS

   The consolidated financial statements of Triton as of December 31, 1998 and 1999 and for the period from March 6, 1997 (inception) to December 31, 1997 and the years ended December 31, 1998 and 1999, included in this prospectus supplement, have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

   The audited financial statements of Vanguard Cellular Systems of South Carolina, Inc., as of December 31, 1996 and 1997 and for the three years in the period ended December 31, 1997, incorporated by reference in the accompanying prospectus from our Current Report on Form 8-K, dated November 9, 2000, have been audited by Arthur Andersen LLP, independent public accountants, as stated in their report, which is incorporated therein by reference with respect to those financial statements, and have been so incorporated in reliance upon the authority of said firm as experts in accounting and auditing in giving that report.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
Triton PCS Holdings, Inc. Consolidated Interim Unaudited Financial
 Statements
  Condensed Consolidated Balance Sheets at December 31, 1999 and September
   30, 2000 ..............................................................  F-2
  Condensed Consolidated Statements of Operations for the three months and the nine months ended September 30, 1999 and 2000......................  F-3
  Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 1999 and 2000......................................  F-4
  Notes to the Financial Statements.......................................  F-5

Triton PCS Holdings, Inc. Consolidated Audited Financial Statements
  Report of PricewaterhouseCoopers LLP....................................  F-7
  Consolidated Balance Sheets as at December 31, 1998 and 1999............  F-8
  Consolidated Statements of Operations for the period March 6, 1997
   (inception) to December 31, 1997 and the years ended December 31, 1998 and 1999...............................................................  F-9
  Consolidated Statements of Shareholders' Equity (Deficit) for the period
   March 6, 1997 (inception) to December 31, 1997 and the years ended
   December 31, 1998 and 1999............................................. F-10
  Consolidated Statements of Cash Flows for the period March 6, 1997
   (inception) to December 31, 1997 and the years ended December 31, 1998 and 1999............................................................... F-11
  Notes to Consolidated Financial Statements.............................. F-12

                           TRITON PCS HOLDINGS, INC.

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                             (Dollars in thousands)

                                                      December 31, September 30,
                                                          1999         2000
                                                      ------------ -------------
                                                      (unaudited)   (unaudited)
                      ASSETS:
Current assets:
 Cash and cash equivalents..........................    $186,251    $   13,135
 Due from related party.............................       1,099            24
 Accounts receivable, net of $1,765 and $2,229,
  respectively......................................      29,064        42,740
 Inventory, net.....................................      15,270        22,678
 Prepaid expenses and other current assets..........       7,674        17,483
                                                        --------    ----------
 Total current assets...............................     239,358        96,060
Property and equipment:
 Land...............................................         313           313
 Network infrastructure and equipment...............     304,656       571,022
 Office furniture and equipment.....................      38,382        51,094
 Capital lease assets...............................       5,985         7,839
 Construction in progress...........................     105,593        92,315
                                                        --------    ----------
                                                         454,929       722,583
 Less accumulated depreciation......................     (33,065)      (90,301)
                                                        --------    ----------
 Net property and equipment.........................     421,864       632,282
Intangible assets, net..............................     315,538       304,895
Other long-term assets..............................       3,037         3,051
                                                        --------    ----------
 Total assets.......................................    $979,797    $1,036,288
                                                        ========    ==========
       LIABILITIES AND SHAREHOLDERS' EQUITY:
Current liabilities:
 Accounts payable...................................    $ 82,129    $   58,381
 Accrued payroll and related expenses...............       9,051         9,220
 Accrued expenses...................................       4,890        19,728
 Deferred revenue...................................       5,526         5,603
 Other liabilities..................................       3,093         8,424
                                                        --------    ----------
 Total current liabilities..........................     104,689       101,356
Bank credit facility................................     150,000       300,000
Senior subordinated debt............................     350,639       381,049
Capital lease obligations...........................       3,997         4,211
Deferred income taxes...............................      11,718        11,718
Deferred gain on sale of property and equipment.....      30,641        29,720
                                                        --------    ----------
 Total liabilities..................................     651,684       828,054
Series A redeemable preferred stock, $0.01 par
 value, 1,000,000 shares authorized; issued and
 outstanding 786,253 shares as of September 30, 2000
 and December 31, 1999, plus accreted dividends.....      94,203       101,509
Shareholders' equity
 Series B preferred stock, $0.01 par value,
  50,000,000 shares authorized; no shares issued or
  outstanding as of September 30, 2000 or December
  31, 1999..........................................         --            --
 Series C preferred stock, $0.01 par value,
  3,000,000 shares authorized; no shares issued and
  outstanding as of September 30, 2000 or December
  31, 1999..........................................         --            --
 Series D preferred stock, $0.01 par value,
  16,000,000 shares authorized; issued and
  outstanding 543,683 shares as of September 30,
  2000 and December 31, 1999........................           5             5
 Class A common stock, $0.01 par value, 520,000,000
  shares authorized; issued and outstanding
  54,067,172 shares as of September 30, 2000 and
  53,700,442 shares as of December 31, 1999.........         537           541
 Class B non-voting common stock, $.01 par value,
  60,000,000 shares authorized; issued and
  outstanding 8,210,827 shares as of September 30,
  2000 and December 31, 1999........................          82            82
 Additional paid-in capital.........................     436,229       463,167
 Accumulated deficit................................    (186,091)     (311,539)
 Deferred compensation..............................     (16,852)      (45,531)
                                                        --------    ----------
 Total shareholders' equity.........................     233,910       106,725
                                                        --------    ----------
  Total liabilities and shareholders' equity........    $979,797    $1,036,288
                                                        ========    ==========

                See accompanying notes to financial statements.

                           TRITON PCS HOLDINGS, INC.

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                (Dollars in thousands, except per share amounts)

                                Three Months Ended       Nine Months Ended
                                  September 30,            September 30,
                              -----------------------  -----------------------
                                 1999        2000         1999        2000
                              ----------  -----------  ----------  -----------
                                               (unaudited)
Revenues:
  Service revenues........... $   19,854  $    62,585  $   37,516  $   150,984
  Roaming revenues...........     14,257       27,528      27,210       71,641
  Equipment revenues.........      9,002        9,229      16,629       24,801
                              ----------  -----------  ----------  -----------
    Total revenue............     43,113       99,342      81,355      247,426
Expenses:
  Cost of service (excluding
   noncash compensation of $0
   and $165 for the three
   months ended September 30,
   1999 and 2000,
   respectively and $0 and
   $340 for the nine months
   ended September 30, 1999
   and 2000, respectively)...     19,677       33,666      38,202       91,157
  Cost of equipment..........     14,678       17,213      27,494       46,281
  Selling and marketing
   (excluding noncash
   compensation of $0 and
   $566 for the three months
   ended September 30, 1999
   and 2000, respectively and
   $0 and $979 for the nine
   months ended September 30,
   1999 and 2000,
   respectively).............     16,461       24,254      38,376       68,949
  General and administrative
   (excluding noncash
   compensation of $1,389 and
   $1,648 for the three
   months ended September 30,
   1999 and 2000,
   respectively and $2,325
   and $3,978 for the nine
   months ended September 30,
   1999 and 2000,
   respectively).............     11,961       21,906      28,558       58,156
  Non-cash compensation......      1,389        2,379       2,325        5,297
  Depreciation and
   amortization..............     11,278       24,061      27,247       68,970
                              ----------  -----------  ----------  -----------
  Loss from operations.......    (32,331)     (24,137)    (80,847)     (91,384)
Interest expense, net of
 capitalized interest........      7,395       15,203      26,242       38,863
Interest and other income....      1,488          667       4,140        4,799
Gain on sale of property and
 equipment...................     11,682          --       11,682          --
                              ----------  -----------  ----------  -----------
Net loss.....................    (26,556)     (38,673)    (91,267)    (125,448)
Accretion on preferred
 stock.......................      2,260        2,496       6,409        7,306
                              ----------  -----------  ----------  -----------
Net loss applicable to
 shareholders................ $  (28,816) $   (41,169) $  (97,676) $  (132,754)
                              ==========  ===========  ==========  ===========
Net loss per common share
 (basic and diluted)......... $    (4.44) $     (0.66) $   (15.53) $     (2.14)
                              ==========  ===========  ==========  ===========
Weighted average common
 shares outstanding (basic
 and diluted)................  6,489,175   62,105,092   6,289,398   61,979,187
                              ==========  ===========  ==========  ===========

                See accompanying notes to financial statements.

                           TRITON PCS HOLDINGS, INC.

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (Dollars in thousands)

                                                               Nine Months
                                                                  Ended
                                                              September 30,
                                                         -----------------------
                                                            1999        2000
                                                         ----------- -----------
                                                         (unaudited) (unaudited)
Cash flows from operating activities:
Net loss...............................................   $(91,267)   $(125,448)
Adjustments to reconcile net loss to cash used in
 operating activities:
 Depreciation and amortization.........................     27,247       68,970
 Bad debt expense......................................      1,348        4,941
 Accretion of interest.................................     27,809       30,681
 Gain on sale of marketable securities.................     (1,004)         --
 Gain on sale of property and equipment................    (11,682)         --
 Non-cash compensation.................................      2,325        5,297
Change in operating assets and liabilities:
 Accounts receivable...................................    (14,278)     (18,617)
 Inventory.............................................     (5,389)      (7,408)
 Prepaid expenses and other current assets.............     (2,291)      (9,809)
 Other long-term assets................................     (3,158)         (14)
 Accounts payable......................................    (12,245)     (34,340)
 Accrued payroll and related expenses..................      3,020          169
 Deferred revenue......................................         90           77
 Accrued expenses......................................      7,927       14,838
 Other liabilities.....................................      1,043        4,410
                                                          --------    ---------
  Net cash used in operating activities................    (70,505)     (66,253)
Cash flows from investing activities:
 Capital expenditures..................................   (162,661)    (254,764)
 Proceeds from sale of property and equipment, net.....     69,712          --
 Proceeds from maturity of short term investments......     47,855          --
 Purchase of marketable securities.....................    (23,239)         --
                                                          --------    ---------
  Net cash used in investing activities................    (68,333)    (254,764)
Cash flows from financing activities:
 Borrowings under credit facility......................     10,000      150,000
 Proceeds from issuance of stock in connection with
  private equity investment............................     35,000          --
 Proceeds from issuance of stock in connection with
  Norfolk transaction..................................      2,169          --
 Proceeds from issuance of Series C preferred stock....        340          --
 Contributions under employee stock purchase plan......        --           542
 Payment of deferred financing costs...................        --        (1,853)
 Payment of deferred transaction costs.................     (3,826)        (270)
 Proceeds from related party, net......................        200        1,075
 Principal payments under capital lease obligations....       (286)      (1,593)
                                                          --------    ---------
  Net cash provided by financing activities............     43,597      147,901
                                                          --------    ---------
Net decrease in cash...................................    (95,241)    (173,116)
Cash and cash equivalents, beginning of period.........    146,172      186,251
                                                          --------    ---------
Cash and cash equivalents, end of period...............   $ 50,931    $  13,135
                                                          ========    =========
Non-cash investing and financing activities:
 Capital expenditures included in accounts payable.....     15,060       10,592
 Deferred stock compensation...........................     15,791       33,976

                See accompanying notes to financial statements.

                           TRITON PCS HOLDINGS, INC.

                         NOTES TO FINANCIAL STATEMENTS

                              September 30, 2000
                                  (unaudited)

(1) Basis of Presentation

   The accompanying consolidated financial statements are unaudited and have been prepared by management. In the opinion of management, these consolidated financial statements contain all of the adjustments, consisting of normal recurring adjustments, necessary to present fairly, in summarized form, the financial position and the results of operations of Triton PCS Holdings, Inc. ("Triton" or the "Company"). The results of operations for the three and nine months ended September 30, 2000 are not indicative of the results that may be expected for the year ending December 31, 2000. The financial information presented herein should be read in conjunction with the consolidated financial statements for the year ended December 31, 1999, which include information and disclosures not included herein.

   The consolidated accounts of the Company include Triton PCS Holdings, Inc. and its wholly-owned subsidiaries. All significant intercompany accounts or balances have been eliminated in consolidation.

   Certain reclassifications have been made to prior period financial statements to conform to the current period presentation.

(2) New Accounting Pronouncements

   On July 8, 1999, the Financial Accounting Standards Board ("FASB") issued SFAS No. 137, "Deferral of the Effective Date of SFAS 133", which defers the effective date of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" to all fiscal quarters of all fiscal years beginning after June 15, 2000. In June 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" as an amendment to SFAS No. 133. This statement provides clarification with regard to certain implementation issues under SFAS No. 133 on specific types of hedges. The Company is currently evaluating the financial impact of adoption of SFAS Nos. 133 and 138. The adoption is not expected to have a material effect on the Company's results of operations, financial position or cash flows.

   On June 26, 2000 the Securities and Exchange Commission issued Staff Accounting Bulletin ("SAB") No. 101B which amends the implementation date of SAB No. 101, "Revenue Recognition", to no later than the fourth fiscal quarter of fiscal years beginning after December 15, 1999. SAB No. 101 provides guidance on the recognition, presentation, and disclosure of revenue in the financial statements. Management anticipates the impact will not be material to the Company's financial position or results of operations.

(3) Employee Stock Purchase Plan

   The Company maintains an Employee Stock Purchase Plan (the "Plan"). Under the terms of the Plan, during any calendar year there are four three-month offering periods beginning January 1st, April 1st, July 1st and October 1st, during which employees can participate. The purchase price is determined at the discretion of the Stock Plan Committee, but shall not be less than the lesser of: (i) eighty-five percent (85%) of the fair market value on the first business day of each offering period or (ii) eighty-five percent (85%) of the fair market value on the last business day of the offering period. The Company issued 8,024 shares of Class A common stock, at a per share price of $23.38, in October 2000, 4,596 shares of Class A common stock, at a per share price of $49.09, in July 2000 and 8,840 shares of Class A common stock, at a per share price of $35.81, in April 2000 pursuant to the Plan.

(4) Stock Compensation

   On March 22, 2000, the Company granted, through a common stock trust established for grants of common stock to management employees and independent directors (the "Trust"), 237,511 shares of restricted Class A

                           TRITON PCS HOLDINGS, INC.

                              September 30, 2000
                                  (unaudited)
common stock to certain management employees. These shares are subject to five-year vesting provisions and are amortized over the vesting period as non-cash compensation. Deferred compensation of approximately $15.1 million was recorded based on the estimated fair value at the date of issuance. In February 2000, an employee resigned employment with the Company and forfeited $0.7 million of deferred compensation and returned 94,970 shares to the common stock trust established for grants of common stock to management employees and independent directors.

   On May 23, 2000, the Company granted, through the Trust, 75,000 shares of restricted Class A common stock to a management employee. These shares are subject to five-year vesting provisions. Deferred compensation of approximately $3.4 million was recorded based on the estimated fair value at the date of issuance. During the second quarter of 2000, $0.2 million of deferred compensation was forfeited and 3,751 shares were returned to the Trust as a result of individuals resigning their employment with the Company.

   On August 15, 2000, the Company granted 353,294 shares of restricted Class A common stock to management employees. These shares are subject to five-year vesting provisions. Deferred compensation of approximately $16.4 million was recorded based on the estimated fair value at the date of issuance.

(5) Credit Facility

   On September 14, 2000, the Company entered into a second amended and restated bank credit facility under which the credit available was increased from $600.0 million to $750.0 million. This credit facility provides for (i) a $175 million Tranche A term loan, which matures in August 2006 (ii) a $150 million Tranche B term loan, which matures in May 2007 (iii) a $175 million Tranche C term loan, which matures in August 2006 (iv) a $150 million Tranche D term loan, which matures in August 2006 and (v) a $100 million revolving credit facility, which matures in August 2006. As of September 30, 2000, the Company had $150 million of the Tranche B term loan outstanding and $150 million of the Tranche A term loan outstanding.

(6) Interest Rate Swaps

   Triton uses interest rate swap contracts to adjust the proportion of total debt that is subject to variable and fixed interest rates. The Company does not hold or issue financial instruments for trading or speculative purposes. Swap counterparties are major commercial banks.

   Triton entered into several interest rate swaps during the second quarter of 2000. Under these interest rate swap contracts, the Company agrees to pay an amount equal to a specified fixed-rate of interest times a notional principal amount and to receive in turn an amount equal to specified variable-rate of interest times the same notional amount. The notional amounts of the contracts are not exchanged.

   Information, as of September 30, 2000, for the interest rate swaps entered into during 2000 is as follows:

                                                           Payable @
Term                   Notional   Fixed Rate Variable Rate  9/30/00  Fair Value
----                  ----------- ---------- ------------- --------- ----------
6/12/00--6/12/03..... $75,000,000   6.9025%      6.554%     $9,599   ($665,694)
6/15/00--6/16/03..... $50,000,000    6.895%      6.554%     $5,222   ($433,206)
7/17/00--7/15/03..... $25,000,000     6.89%      6.554%     $8,247   ($224,917)
8/15/00--8/15/03..... $25,000,000     6.89%      6.554%     $6,854   ($229,310)

   The variable rate is capped at 7.5% for the above interest rate swaps.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Shareholders of Triton PCS Holdings, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Triton PCS Holdings, Inc., as defined in Note 1 to the financial statements, and its subsidiaries (the "Company") at December 31, 1998 and 1999, and the results of their operations and their cash flows for the period from March 6, 1997 (inception) to December 31, 1997 and the years ended December 31, 1998 and 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
February 25, 2000

                           TRITON PCS HOLDINGS, INC.

                          CONSOLIDATED BALANCE SHEETS
                             (Dollars in thousands)

                                                       December 31, December 31,
                                                           1998         1999
                                                       ------------ ------------
                       ASSETS:
Current assets:
 Cash and cash equivalents...........................    $146,172     $186,251
 Marketable securities...............................      23,612          --
 Due from related party..............................         951        1,099
 Accounts receivable net of $1,071 and $1,765........       3,102       29,064
 Inventory, net......................................       1,433       15,270
 Prepaid expenses and other current assets...........       4,288        7,619
 Deferred income tax.................................          81           55
                                                         --------     --------
  Total current assets...............................     179,639      239,358
Property and equipment:
 Land................................................         313          313
 Network infrastructure and equipment................      34,147      304,656
 Office furniture and equipment......................      17,642       38,382
 Capital lease assets................................       2,263        5,985
 Construction in progress............................     145,667      105,593
                                                         --------     --------
                                                          200,032      454,929
Less accumulated depreciation........................      (1,079)     (33,065)
                                                         --------     --------
Net property and equipment...........................     198,953      421,864
Intangible assets, net...............................     308,267      315,538
Other long term assets...............................         --         3,037
                                                         --------     --------
  Total assets.......................................    $686,859     $979,797
                                                         ========     ========
        LIABILITIES AND SHAREHOLDERS' EQUITY:
Current liabilities:
 Accounts payable....................................    $ 25,256     $ 72,580
 Bank overdraft liability............................         --         9,549
 Accrued payroll & related expenses..................       3,719        9,051
 Accrued expenses....................................       3,646        4,890
 Accrued interest....................................         545          626
 Current portion of long-term debt...................         281        1,277
 Deferred revenue....................................         --         5,526
 Deferred gain on sale of property and equipment.....         --         1,190
                                                         --------     --------
  Total current liabilities..........................      33,447      104,689
Long-term debt.......................................     465,689      504,636
Deferred income taxes................................      11,744       11,718
Deferred gain on sale of property and equipment......         --        30,641
                                                         --------     --------
  Total liabilities..................................     510,880      651,684
Series A redeemable preferred stock 1,000,000 shares
 authorized, $.01 par value, 732,371 and 786,253
 shares issued and outstanding.......................      80,090       94,203
Shareholders' equity:
Series B preferred stock, $.01 par value, 50,000,000
 shares authorized, no shares issued or outstanding..         --           --
Series C preferred stock, $.01 par value, 3,000,000
 shares authorized, 1,915,187 and zero shares issued
 and outstanding.....................................          19          --
Series D preferred stock, $.01 par value, 16,000,000
 shares authorized, 500,944 and 543,683 shares issued
 and outstanding.....................................           5            5
Class A common stock, $.01 par value, 520,000,000
 shares authorized, 6,174,557 and 53,700, 442 issued
 and outstanding.....................................          62          537
Class B non-voting common stock, $.01 par value,
 60,000,000 shares authorized, zero and 8,210,827
 shares issued and outstanding.......................         --            82
Additional paid-in capital...........................     231,904      436,229
Accumulated deficit..................................     (36,731)    (186,091)
Subscription receivable..............................     (95,000)         --
Deferred compensation................................      (4,370)     (16,852)
                                                         --------     --------
  Total shareholders' equity.........................      95,889      233,910
                                                         --------     --------
  Total liabilities & shareholders' equity...........    $686,859     $979,797
                                                         ========     ========

          See accompanying notes to consolidated financial statements.

                           TRITON PCS HOLDINGS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
           (Dollars in thousands except share and per share amounts)

                                        Period from
                                       March 6, 1997    For the      For the
                                        (Inception)    Year Ended   Year Ended
                                      to December 31, December 31, December 31,
                                           1997           1998         1999
                                      --------------- ------------ ------------
Revenues:
  Service...........................    $      --      $   11,172  $    63,545
  Roaming...........................           --           4,651       44,281
  Equipment.........................           --             755       25,405
                                        ----------     ----------  -----------
    Total revenues..................           --          16,578      133,231
Expenses:
  Cost of service...................           --           8,767       63,200
  Cost of equipment.................           --           1,699       44,321
  Selling and marketing.............           --           3,260       59,580
  General and administrative........         2,736         15,589       42,354
  Non-cash compensation.............           --           1,120        3,309
  Depreciation and amortization.....             5          6,663       45,546
                                        ----------     ----------  -----------
    Loss from operations............         2,741         20,520      125,079
                                        ----------     ----------  -----------
Interest and other expense..........         1,228         30,391       41,061
Interest and other income...........             8         10,635        4,852
Gain on sale of property, equipment
 and marketable securities, net.....           --             --        11,928
                                        ----------     ----------  -----------
Loss before taxes...................         3,961         40,276      149,360
Income tax benefit..................           --           7,536          --
                                        ----------     ----------  -----------
Net loss............................         3,961         32,740      149,360
Accretion of preferred stock........           --           6,853        8,725
                                        ----------     ----------  -----------
Net loss available to common
 shareholders.......................    $    3,961     $   39,593  $   158,085
                                        ==========     ==========  ===========
Net loss per common share (basic and
 diluted)...........................    $    (1.25)    $    (8.18) $     (9.79)
                                        ==========     ==========  ===========
Weighted average common shares
 outstanding (basic and diluted)....     3,159,418      4,841,520   16,142,482
                                        ==========     ==========  ===========

          See accompanying notes to consolidated financial statements.

                           TRITON PCS HOLDINGS, INC.

           CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)
                             (Dollars in thousands)

                  Series A                      Class  Class
                 Redeemable Series C  Series D    A      B    Additional
                 preferred  Preferred Preferred Common Common  Paid-In   Subscription   Deferred   Accumulated
                   Stock      Stock     Stock   Stock  Stock   Capital    Receivable  Compensation   Deficit    Total
                 ---------- --------- --------- ------ ------ ---------- ------------ ------------ ----------- --------
Issuance of
 common stock...  $   --      $--       $--      $ 32   $--    $    --     $   --       $    --     $     (30) $      2
Net loss........      --       --        --       --     --         --         --            --        (3,961)   (3,961)
                  -------     ----      ----     ----   ----   --------    -------      --------    ---------  --------
Balance at
 December 31,
 1997...........      --       --        --        32    --         --         --            --        (3,991)   (3,959)
                  -------     ----      ----     ----   ----   --------    -------      --------    ---------  --------
Issuance of
 stock in
 connection with
 private equity
 investment and
 AT&T
 transaction....   73,237       14         4       13    --     169,293    (95,000)          --           --     74,324
Issuance of
 stock in
 connection with
 Myrtle Beach
 transaction....      --         3       --         9    --      35,079        --            --           --     35,091
Issuance of
 stock in
 connection with
 Norfolk
 transaction....      --         2         1        8    --      28,895        --            --           --     28,906
Deferred
 compensation...      --       --        --       --     --       5,490        --         (5,490)         --        --
Non-cash
 compensation...      --       --        --       --     --         --         --          1,120          --      1,120
Redemption of
 Series C
 Preferred
 Stock..........      --       --        --       --     --      (3,560)       --            --           --     (3,560)
Re-issuance of
 Series C
 Preferred
 Stock..........      --       --        --       --     --       3,560        --            --           --      3,560
Accreted
 dividends......    6,853      --        --       --     --      (6,853)       --            --           --     (6,853)
Net loss........      --       --        --       --     --         --         --            --       (32,740)  (32,740)
                  -------     ----      ----     ----   ----   --------    -------      --------    ---------  --------
Balance at
 December 31,
 1998...........   80,090       19         5       62    --     231,904    (95,000)       (4,370)     (36,731)   95,889
                  -------     ----      ----     ----   ----   --------    -------      --------    ---------  --------
Savannah/Athens
 Exchange.......    5,388      --        --       --     --       5,043        --            --           --      5,043
Issuance of
 stock in
 connection with
 Norfolk
 transaction....      --       --        --       --     --       2,169        --            --           --      2,169
Private equity
 investment.....      --       --        --       --     --         --      95,000           --           --     95,000
Deferred
 compensation...      --       --        --       --     --      15,791        --        (15,791)         --        --
Non-cash
 compensation...      --       --        --       --     --         --         --          3,309          --      3,309
Issuance of
 stock in
 connection with
 initial public
 offering.......      --       --        --       115    --     190,130        --            --           --    190,245
Proceeds from
 issuance of
 Series C
 Preferred
 Stock..........      --         3       --       --     --         337        --            --           --        340
Conversion of
 Series C
 Preferred Stock
 to Class A and
 B Common
 Stock..........      --       (22)      --       360     82       (420)       --            --           --        --
Accreted
 dividends......    8,725      --        --       --     --      (8,725)       --            --           --     (8,725)
Net loss........      --       --        --       --     --         --         --            --      (149,360) (149,360)
                  -------     ----      ----     ----   ----   --------    -------      --------    ---------  --------
Balance at
 December 31,
 1999...........  $94,203     $--       $  5     $537   $ 82   $436,229    $   --       $(16,852)   $(186,091) $233,910
                  =======     ====      ====     ====   ====   ========    =======      ========    =========  ========

          See accompanying notes to consolidated financial statements.

                           TRITON PCS HOLDINGS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (Dollars in thousands)

                          Period from March 6, 1997
                               (Inception) to       For the Year Ended For the Year Ended
                              December 31, 1997     December 31, 1998  December 31, 1999
                          ------------------------- ------------------ ------------------
CASH FLOWS FROM
 OPERATING ACTIVITIES:
Net loss................           $(3,961)              $(32,740)         $(149,360)
Adjustments to reconcile
 net loss to cash used
 in operating
 activities:
Depreciation and
 amortization...........                 5                  6,663             45,546
Deferred income taxes...               --                  (7,536)               --
Accretion of interest...               --                  22,648             38,213
Bad debt expense........               --                     636              2,758
Gain on sale of
 property, equipment and
 marketable securities,
 net....................               --                     --             (11,928)
Non-cash compensation                  --                   1,120              3,309
Change in operating
 assets and liabilities,
 net of effects of
 acquisitions:
 Accounts receivable....               --                    (599)           (28,587)
 Inventory..............               --                  (1,046)           (13,837)
 Prepaid expenses and
  other current assets..               (21)                  (468)            (1,035)
 Other assets...........               --                     --              (3,408)
 Accounts payable.......               658                  2,647             24,664
 Bank overdraft
  liability.............               --                     --               9,549
 Accrued payroll and
  liabilities...........             1,014                  6,205              6,272
 Accrued interest.......             1,228                 (1,660)                81
 Deferred revenue.......               --                     --               5,214
                                   -------               --------          ---------
NET CASH USED IN
 OPERATING ACTIVITIES...            (1,077)                (4,130)           (72,549)
                                   -------               --------          ---------
CASH FLOWS FROM
 INVESTING ACTIVITIES:
Capital expenditures....              (478)               (87,715)          (264,839)
Myrtle Beach
 acquisition, net of
 cash acquired..........               --                (164,488)               --
Norfolk acquisition.....               --                 (96,557)               --
Proceeds from sale of
 property and equipment,
 net....................               --                     --              69,712
Proceeds from maturity
 of marketable
 securities.............               --                     --              47,855
Purchase of marketable
 securities.............               --                 (23,612)           (23,239)
                                   -------               --------          ---------
NET CASH USED IN
 INVESTING ACTIVITIES...              (478)              (372,372)          (170,511)
                                   -------               --------          ---------
CASH FLOWS FROM
 FINANCING ACTIVITIES:
Proceeds from initial
 public offering, net...               --                     --             190,245
Borrowings under notes
 payable................            13,344                    --                 --
Proceeds from issuance
 of subordinated debt,
 net of discount........               --                 291,000                --
Proceeds from issuance
 of stock in connection
 with private equity
 investment.............               --                  33,256             95,000
Proceeds from issuance
 of stock in connection
 with Myrtle Beach
 transaction............               --                  35,091                --
Proceeds from issuance
 of stock in connection
 with Norfolk
 transaction............               --                  14,349              2,169
Proceeds from issuance
 of Series C Preferred
 Stock..................               --                     --                 340
Redemption of Series C
 Preferred Stock........               --                  (3,560)               --
Re-issuance of Series C
 Preferred Stock........               --                   3,560                --
Borrowings under credit
 facility...............               --                 150,000             10,000
Payments under credit
 facility...............               --                     --             (10,000)
Payments of deferred
 transaction costs......              (324)               (11,329)            (3,592)
Advances to related-
 party, net.............              (103)                  (848)              (148)
Principal payments under
 capital lease
 obligations............               --                    (207)              (875)
                                   -------               --------          ---------
NET CASH PROVIDED BY
 FINANCING ACTIVITIES...            12,917                511,312            283,139
                                   -------               --------          ---------
Net increase in cash and
 cash equivalents.......            11,362                134,810             40,079
Cash and cash
 equivalents, beginning
 of period..............               --                  11,362            146,172
                                   -------               --------          ---------
CASH AND CASH
 EQUIVALENTS, END OF
 PERIOD.................           $11,362               $146,172          $ 186,251
                                   =======               ========          =========

          See accompanying notes to consolidated financial statements

                           TRITON PCS HOLDINGS, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          Period from March 6, 1997 (inception) to December 31, 1997, and years ended December 31, 1998 and 1999

(1) Organization And Nature Of Business

   On March 6, 1997, Triton Communications L.L.C. ("L.L.C.") was formed to explore various business opportunities in the wireless telecommunications industry, principally related to personal communications services (PCS) and cellular activities. During the period March 6, 1997 through October 1, 1997, L.L.C.'S activities consisted principally of hiring a management team, raising capital and negotiating strategic business relationships, primarily related to PCS business opportunities. On October 1, 1997, Triton PCS Holdings, Inc. ("Holdings") was organized to pursue PCS-related activities. Holdings subsequently formed a wholly owned subsidiary, Triton PCS, Inc. ("Triton") which directly or indirectly owns several related wholly owned subsidiaries (collectively the "Company"). Subsequent to October 2, 1997, these PCS-related activities continued but were conducted primarily through Triton and its subsidiaries. Consequently, for purposes of the accompanying financial statements, L.L.C. has been treated as a "predecessor" entity. As a result of certain financing relationships and the similar nature of the business activities conducted by each respective legal entity, L.L.C., Triton and Holdings are considered companies under common control and were combined for financial reporting purposes for periods prior to October 2, 1997. All significant intercompany accounts or balances have been eliminated in consolidation.

(2) Summary Of Significant Accounting Policies

   (a) Use Of Estimates

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   (b) Cash And Cash Equivalents

   Cash and cash equivalents include cash on hand, demand deposits and short term investments with initial maturities of three months or less. The Company maintains cash balances at financial institutions, which at times exceed the $100,000 FDIC limit. Bank overdraft balances are classified as a current liability.

   (c) Marketable Securities

   Marketable securities consist of debt securities with initial maturities greater than three months. The Company classifies all such debt securities as available for sale and records them at fair value with unrealized holding gains and losses to be included as a separate component of other comprehensive income until realized.

   (d) Inventory

   Inventory, consisting primarily of wireless handsets and accessories held for resale, is valued at lower of cost or market. Cost is determined by the first-in, first-out method.

   (e) Property And Equipment

   Property and equipment is carried at original cost. Depreciation is calculated based on the straight-line method over the estimated useful lives of the assets which are ten to twelve years for network infrastructure and

                           TRITON PCS HOLDINGS, INC.

   (Period from March 6, 1997 (inception to December 31,1997 and years ended
                          December 31, 1998 and 1999

equipment and three to five years for office furniture and equipment. In addition, the Company capitalizes interest on expenditures related to the buildout of the network. Expenditures for repairs and maintenance are charged to expense as incurred. When property is retired or otherwise disposed, the cost of the property and the related accumulated depreciation are removed from the accounts, and any resulting gains or losses are reflected in the statement of operations.

   Capital leases are included under property and equipment with the corresponding amortization included in depreciation. The related financial obligations under the capital leases are included in current and long-term obligations. Capital leases are amortized over the useful lives of the respective assets.

   (f) Construction In Progress

   Construction in progress includes expenditures for the design, construction and testing of the Company's PCS network and also includes costs associated with developing information systems. The Company capitalizes interest on certain of its construction in progress activities. Interest capitalized for the year ended December 31, 1998 and 1999 totaled $3.5 million and $12.3 million, respectively. When the assets are placed in service, the Company transfers the assets to the appropriate property and equipment category and depreciates these assets over their respective estimated useful lives.

   (g) Investment In PCS Licenses

   Investments in PCS Licenses are recorded at their estimated fair value at the time of acquisition. Licenses are amortized on a straight-line basis over 40 years.

   (h) Deferred Transaction Costs

   Costs incurred in connection with the negotiation and documentation of the AT&T transaction (see Note 3), were deferred and included in the aggregate purchase price allocated to the net assets acquired upon completion of the transaction.

   Costs incurred in connection with the negotiation and documentation of the bank financing and the Company's issuance of senior subordinated discount notes were deferred and amortized over the terms of the bank financing and notes using the effective interest rate method.

   (i) Long-Lived Assets

   The Company periodically evaluates the carrying value of long-lived assets when events and circumstances warrant such review. The carrying value of a long lived asset is considered impaired when the anticipated undiscounted cash flows from such assets are separately identifiable and are less than the carrying value. In that event a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined by using the anticipated cash flows discounted at a rate commensurate with the risk involved. Measurement of the impairment, if any, will be based upon the difference between carrying value and the fair value of the asset.

   (j) Revenue Recognition

   Revenues from operations consist of charges to customers for monthly access, airtime, roaming charges, long-distance charges, and equipment sales. Revenues are recognized as services are rendered. Unbilled revenues

                           TRITON PCS HOLDINGS, INC.

   (Period from March 6, 1997 (inception to December 31,1997 and years ended
                          December 31, 1998 and 1999

result from service provided from the billing cycle date to the end of the month and from other carrier's customers using the Company's systems. Equipment sales are recognized upon delivery to the customer and reflect charges to customers for wireless handset equipment purchases.

   (k) Income Taxes

   Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using statutory tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

   (l) Financial Instruments

   The Company utilizes derivative financial instruments to reduce interest rate risk. The Company does not hold or issue financial instruments for trading or speculative purposes. Management believes losses related to credit risk are remote. The instruments are accounted for on an accrual basis. The net cash amounts paid or received are accrued and recognized as an adjustment to interest expense

   (m) Advertising Costs

   The Company expenses advertising costs when the advertisement occurs. Total advertising expense amounted to $643,000 in 1998 and $25.8 million in 1999.

   (n) Concentrations Of Credit Risk

   Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of cash and equivalents, marketable securities, and accounts receivable. The Company's credit risk is managed through diversification and by investing its cash and cash equivalents and marketable securities in high-quality money market instruments and corporate issuers.

   Concentrations of credit risk with respect to accounts receivable are limited due to a large customer base. Initial credit evaluations of customers' financial condition are performed and security deposits are obtained for customers with a higher credit risk profile. The Company maintains reserves for potential credit losses and such losses have not exceeded management expectations.

   (o) Net Loss Per Common Share (Basic And Diluted)

   Basic loss per share excludes any dilutive effects of convertible securities. Basic loss per share is computed using the weighted-average number of common shares outstanding during the period. Diluted loss per share is computed using the weighted-average number of common and common stock equivalent shares outstanding during the period. Common equivalent shares are excluded from the computation if their effect is antidilutive.

   (p) Reclassifications

   Certain reclassifications have been made to prior period financial statements to conform to the current period presentation

                           TRITON PCS HOLDINGS, INC.

   (Period from March 6, 1997 (inception to December 31,1997 and years ended
                          December 31, 1998 and 1999

   (q) New Accounting Pronouncements

   On July 8, 1999, the Financial Accounting Standards Board ("FASB") issued SFAS No. 137, "Deferral of the Effective Date of SFAS 133", which defers the effective date of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" to all fiscal quarters of all fiscal years beginning after June 15, 2000. The Company is currently evaluating the financial impact of adoption of SFAS No. 133. The adoption is not expected to have a material effect on the Company's results of operations, financial position, or cash flows.

   The Securities Exchange and Commission recently released Staff Accounting Bulletin (SAB) No. 101, Revenue Recognition, which provides guidance on the recognition, presentation, and disclosure of the revenue in the financial statement. The Company is currently assessing the impact, if any, the SAB will have on the Company's financial position, results of operations, and cash flows.

(3) AT&T Transaction

   On October 8, 1997, the Company entered into a Securities Purchase Agreement with AT&T Wireless PCS, Inc. ("AT&T"), a subsidiary of AT&T Corp., and the shareholders of the Company, whereby Triton was to become the exclusive provider of wireless mobility services in the AT&T Southeast regions.

   On February 4, 1998, the Company executed the Closing Agreement with AT&T and the other shareholders at the Company finalizing the transactions contemplated in the Security Purchase Agreement. Under the Closing Agreement, the Company issued 732,371 shares of Series A convertible preferred stock and 366,131 shares of Series D convertible preferred stock to AT&T in exchange for 20 MHz A and B block PCS licenses covering certain areas in the southeastern United States and the execution of certain related agreements, as further described below. The fair value of the FCC licenses was $92.8 million with an estimated useful life of 40 years. This amount is substantially in excess of the tax basis of such licenses, and accordingly, the Company recorded a deferred tax liability, upon the closing of the transaction.

   In accordance with the Closing Agreement, the Company and AT&T and the other shareholders of the Company consented to executing the following agreements:

   (a) Shareholders' Agreement

   The Shareholders' Agreement expires on February 4, 2009. The agreement was amended and restated on October 27, 1999 in connection with the initial public offering and includes the following sub-agreements:

   Resale Agreement--The Company is required to enter into a Resale Agreement at the request of AT&T, which provides AT&T with the right to purchase and resell on a nonexclusive basis access to and usage of the Company's services in the Company's Licensed Area. The Company will retain the continuing right to market and sell its services to customers and potential customers in competition with AT&T.

   Exclusivity--None of the Shareholders will provide or resell, or act as the agent for any person offering, within the Territory wireless mobility telecommunications services initiated or terminated using Time Division Multiple Access and frequencies licensed by the FCC (Company Communications Services), except AT&T and its affiliates may (i) resell or act as agent for the Company in connection with the provision of Company Communications Services, (ii) provide or resell wireless telecommunications services to or from certain specific locations, and (iii) resell Company Communications Services for another person in any area where the Company has not placed a system into commercial service, provided that AT&T has provided the Company with prior

                           TRITON PCS HOLDINGS, INC.

   (Period from March 6, 1997 (inception to December 31,1997 and years ended
                          December 31, 1998 and 1999

written notice of AT&T's intention to do so and only dual band/dual mode phones are used in connection with such resale activities.

   Additionally, with respect to the markets listed in the Roaming Agreement, the Company and AT&T agreed to cause their respective affiliates in their home carrier capacities to program and direct the programming of customer equipment so that the other party in its capacity as the serving carrier is the preferred provider in such markets, and refrain from inducing any of its customers to change such programming.

   Build-out--The Company is required to conform to certain requirements regarding the construction of the Company's PCS system. In the event that the Company breaches these requirements, AT&T may terminate its exclusivity provisions.

   Disqualifying Transactions--In the event of a merger, asset sale, or consolidation, as defined, involving AT&T and another person that derives annual revenues in excess of $5.0 billion, derives less than one third of its aggregate revenues from wireless telecommunications, and owns FCC licenses to offer wireless mobility telecommunication services to more than 25% of the population within the Company's territory, AT&T and the Company have certain rights. AT&T may terminate its exclusivity in the territory in which the other party overlaps that of the Company. In the event that AT&T proposes to sell, transfer, or assign to a non-affiliate its PCS system owned and operated in Charlotte, NC; Atlanta, GA; Baltimore, MD; and Washington, DC, BTAs, then AT&T will provide the Company with the opportunity for a 180 day period to have AT&T jointly market the Company's licenses that are included in the MTA that AT&T is requesting to sell.

   (b) License Agreement

   Pursuant to a Network Membership License Agreement, dated February 4, 1998 as amended, (the "License Agreement"), between AT&T and the Company, AT&T granted to the Company a royalty-free, nontransferable, nonsublicensable, limited right, and license to use certain Licensed Marks solely in connection with certain licensed activities. The Licensed Marks include the logo containing the AT&T and globe design and the expression "Member, AT&T Wireless Services Network." The "Licensed Activities" include (i) the provision to end-users and resellers, solely within the Territory, of Company Communications Services on frequencies licensed to the Company for Commercial Mobile Radio Services (CMRS) provided in accordance with the AT&T Agreement (collectively, the Licensed Services) and (ii) marketing and offering the Licensed Services within the Territory. The License Agreement also grants to the Company the right and license to use Licensed Marks on certain permitted mobile phones.

   The License Agreement, along with the Exclusivity and Resale Agreements, have a fair value of $20.3 million with an estimated useful life of 10 years. Amortization commenced upon the effective date of the agreement.

   (c) Roaming Agreement

   Pursuant to the Intercarrier Roamer Service Agreement, dated as of February 4, 1998 (as amended, the "Roaming Agreement"), between AT&T and the Company, each of AT&T and the Company agrees to provide (each in its capacity as serving provider, the "Serving Provider") wireless mobility radiotelephone service for registered customers of the other party's (the "Home Carrier") customers while such customers are out of the Home Carrier's geographic area and in the geographic area where the Serving Carrier (itself or through affiliates) holds a license or permit to construct and operate a wireless mobility radio/telephone system and station. Each Home Carrier whose customers receive service from a Serving Carrier shall pay to such Serving Carrier 100%

                           TRITON PCS HOLDINGS, INC.

   (Period from March 6, 1997 (inception to December 31,1997 and years ended
                          December 31, 1998 and 1999

of the Serving Carrier's charges for wireless service and 100% of pass-through charges (i.e., toll or other charges).

   The fair value of the Roaming Agreement, as determined by an independent appraisal, was $5.5 million, with an estimated useful life of 20 years. Amortization commenced upon the effective date of the agreement.

(4) Acquisitions

   (a) Savannah/Athens Exchange

   On June 8, 1999, Triton completed an exchange of certain licenses with AT&T, transferring licenses to the Hagertown, MD and Cumberland, MD Basic Trading Areas ("BTAs") covering 512,000 potential customers in exchange for licenses to certain counties in the Savannah, GA and Athens, GA BTAs, which cover 517,000 potential customers. All acquired licenses are contiguous to Triton's existing service area. In addition, consideration of approximately $10.4 million in Series A and Series D preferred stock was issued to AT&T.

   (b) Norfolk Acquisition

   On December 31, 1998, the Company acquired from AT&T (the Norfolk Acquisition) (i) an FCC license to use 20MHz of authorized frequencies to provide broadband PCS services throughout the entirety of the Norfolk, Virginia BTA and (ii) certain assets of AT&T used in the operation of the PCS system in such BTA for an aggregate purchase price of approximately $111 million. The excess of the aggregate purchase price over the fair market value of tangible net assets acquired of approximately $46.3 million was assigned to FCC licenses and is being amortized over 40 years. The build-out of the network relating to the Norfolk Acquisition, including the installation of a switch, has been completed.

   The Norfolk Acquisition was funded through the use of proceeds from the Subordinated Debt offering (see note 10); the issuance of 134,813 shares of Series D preferred stock, valued at $14.6 million, and the issuance of 165,187 shares of Series C preferred stock valued at $16.5 million. In addition, 766,667 shares of Class A Common Stock were issued as anti-dilutive protection in accordance with a prior agreement among the shareholders.

   (c) Myrtle Beach Acquisition

   On June 30, 1998, the Company acquired an existing cellular system (the Myrtle Beach System) which serves the South Carolina 5-Georgetown Rural Service Area (the SC-5) for a purchase price of approximately $164.5 million. The acquisition has been accounted for using the purchase method and, accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based upon management's best estimate of their fair value. The purchase price was allocated to FCC licenses of approximately $123.4 million; subscriber lists of approximately $20 million; fixed assets of approximately $24.7 million and other net assets of $3.8 million.

   The Myrtle Beach Acquisition was funded through the use of proceeds from the Subordinated Debt offering and the issuance of 350,000 shares of Series C preferred stock valued at $35.0 million, to certain cash equity shareholders. In addition, 894,440 shares of Common Stock were issued as anti-dilutive protection in accordance with a prior agreement among the shareholders.

   Results of operations after the acquisition date are included in the Statement of Operations from July 1, 1998. The following unaudited pro forma information has been prepared assuming that this acquisition had taken

                           TRITON PCS HOLDINGS, INC.

   (Period from March 6, 1997 (inception to December 31,1997 and years ended
                          December 31, 1998 and 1999

place on January 1, 1997. The pro forma information includes adjustments to interest expense that would have been incurred to finance the purchase, additional depreciation based on the fair market value of the property, plant and equipment acquired, and the amortization of intangibles arising from the transaction.

                                                           1997        1998
                                                        ----------  ----------
                                                              Unaudited
                                                             (Dollars in
                                                             thousands)
  Net revenues......................................... $   23,608  $   31,116
  Net loss............................................. $   47,336  $   44,554
  Accretion of preferred stock.........................        --        6,853
  Net loss available to common shareholders............     47,336      51,407
  Net loss per common share............................ $   (11.68) $    (9.74)
  Weighted average shares outstanding..................  4,053,888   5,280,173

(5) Tower Sale

   On September 22, 1999, Triton sold and transferred to American Tower Corporation ("ATC"), 187 of its towers, related assets and certain liabilities. The purchase price was $71.1 million, reflecting a price of $380,000 per site. Triton also contracted with ATC for an additional 100 build-to-suit towers in addition to its current contracted 125 build-to-suit towers, and the parties extended their current agreement for turnkey services for co-location sites through 2001. An affiliate of an investor has acted as Tritons financial advisor in connection with the sale of the personal communications towers.

   Triton also entered into a master lease agreement with ATC, in which Triton has agreed to pay ATC monthly rent for the continued use of the space that Triton occupied on the towers prior to the sale. The initial term of the lease is for 12 years and the monthly rental amount is subject to certain escalation clauses over the life of the lease and related option. Annual payments under the operating lease are $2.7 million.

   The carrying value of towers sold was $25.7 million. After deducting $1.6 million of selling costs, the gain on the sale of the towers was approximately $43.8 million, of which $11.7 million was recognized immediately, and $32.1 million was deferred and will be recognized over operating lease terms. As of December 31, 1999, $0.3 million have been amortized.

(6) Stock Compensation

   In October 1997 the Company granted 3,159,416 shares of restricted common stock to certain management employees. The shares are subject to five-year vesting provisions. At the issuance date, the estimated value of the shares was insignificant, and, accordingly, no deferred compensation was recognized.

   In February 1998 the Company granted 1,354,035 shares of restricted common stock to certain employees and a common stock trust intended for future grants to management employees and independent directors. Deferred compensation for stock granted to employees of $0.3 million net of amounts forfeited for shares returned to the trust, was recorded in 1998 based on the estimated fair value at the date of issuance.

   In June 1998 and December 1998 additional shares of 894,440 and 766,667, respectively were issued as anti-dilutive protection related to capital contributions received by the Company for the Myrtle Beach and Norfolk transactions. Deferred compensation of $2.8 million and $2.3 million respectively, was recorded for stock granted to employees, including stock granted out of the trust, net of forfeitures. Deferred compensation was recorded based on the estimated value of the shares at the date of issuances.

                           TRITON PCS HOLDINGS, INC.

   (Period from March 6, 1997 (inception to December 31,1997 and years ended
                          December 31, 1998 and 1999


   In January 1999, the Company granted, through the trust, 61,746 shares of restricted common stock to an employee and deferred compensation of $0.2 million was recorded. The shares are subject to five-year vesting provisions. In March 1999, an employee terminated employment with the Company and forfeited $0.1 million for deferred compensation and returned 74,095 shares to the trust.

   On June 8, 1999, 109,222 additional shares were issued as anti-dilutive protection related to capital contributions received by the Company in connection with the license exchange and acquisition transaction. The shares are subject to five-year vesting provisions. Deferred compensation of $1.2 million was recorded based on the estimated value of the shares at the date of issuance.

   On June 30, 1999, the Company granted, through the trust, 593,124 shares of restricted common stock to certain management employees. The shares are subject to five-year vesting provisions. Deferred compensation of $8.5 million was recorded based on the estimated fair value at the date of issuance.

   On August 9, 1999, the Company granted, through the trust, 356,500 shares of restricted common stock to certain management employees. These shares are subject to vesting provisions. Deferred compensation of approximately $5.1 million was recorded based on the estimated fair value at the date of issuance.

   In September 1999, the Company sold to certain directors and an officer, subject to stock purchase agreements, an aggregate of 3,400 shares of Series C preferred stock for a purchase price of $100.00 per share. Compensation expense of $0.8 million was recorded based on the excess of the estimated fair value at the date of issuance over amounts paid.

(7) Intangible Assets

                                                  December 31,
                                                ------------------  Amortizable
                                                  1998      1999       Lives
                                                --------  --------  ------------
                                                   (Dollars in
                                                   thousands)
PCS Licenses................................... $257,799  $277,969  40 years
AT&T agreements................................   26,026    26,026  10-20 years
Subscriber lists...............................   20,000    20,000  5 years
Bank financing.................................   10,994    12,504  8.5-10 years
Trademark......................................      --         64  40 years
                                                --------  --------
                                                 314,819   336,563
Less: accumulated amortization.................   (6,552)  (21,025)
                                                --------  --------
Intangible assets, net......................... $308,267  $315,538
                                                ========  ========

   Amortization for the year ended December 31, 1998 and 1999 totaled $5.6 and $14.5 million, respectively.

(8) Short-Term Debt

   (a) Convertible Notes

   At various dates in 1997, certain private equity investors provided $1.6 million in financing to L.L.C. in the form of convertible promissory notes. The notes originally bore interest at 14% annually, payable at maturity. On January 15, 1998, L.L.C. assigned the notes to the Company. The Company and the noteholders subsequently negotiated a revised arrangement under which no interest would be paid on the notes, which became convertible

                           TRITON PCS HOLDINGS, INC.

   (Period from March 6, 1997 (inception to December 31,1997 and years ended
                          December 31, 1998 and 1999

into approximately $3.2 million worth of the Company's Series C preferred stock. The conversion of L.L.C. notes into the Company's equity occurred on February 4, 1998. The $1.6 million preferred return to the investors was accounted for as a financing cost during the period the notes were outstanding.

    (b)  Noninterest-Bearing Loans

   During 1997, the Company's Cash Equity Investors provided short-term financing in the form of $11.8 million noninterest-bearing loans. Pursuant to the Closing Agreement, such loans were converted to equity of the Company as a reduction of the requirements of the initial cash contributions of the investors. No gain or loss was recognized on the conversion of the shares.

(9) Long-Term Debt

                                                                December 31,
                                                              -----------------
                                                                1998     1999
                                                              -------- --------
                                                                 (Dollars in
                                                                 thousands)
Bank credit facility......................................... $150,000 $150,000
Senior subordinated debt.....................................  313,648  350,639
Capital lease obligation.....................................    2,322    5,274
                                                              -------- --------
                                                               465,970  505,913
Less current portion of long-term debt.......................      281    1,277
                                                              -------- --------
Long-term debt............................................... $465,689 $504,636
                                                              ======== ========

   The weighted average interest rate for total debt outstanding during 1998 and 1999 was 10.33% and 11.04%, respectively. The average rate at December 31, 1998 and 1999 was 10.16% and 12.38%, respectively.

(10) Bank Credit Facility

   On February 3, 1998, Triton and Holdings (collectively referred to as the "Obligors") entered into a Credit Agreement with certain banks and other financial institutions, to establish a $425.0 million senior collateralized Bank Credit Facility (the "Facility"). On September 22, 1999, the Obligors entered into an amended agreement whereby the Facility was increased to $600.0 million. The Facility provides for (i) a $175 million Tranche A term loan, maturing August 2006, (ii) a $150 million Tranche B term loan, maturing May 2007, (iii) a $175 million Tranche C term loan, maturing August 2006, and (iv) a $100 million Revolving Facility, maturing August 2006.

   The lenders' commitment to make loans under the Revolving Facility automatically and permanently reduce, beginning in August 2004, in eight quarterly reductions (the amount of each of the first two reductions, $5.0 million, the next four reductions, $10.0 million, and the last two reductions, $25.0 million). The Tranche A and Tranche C Term Loans are required to be repaid, beginning in February 2002, in eighteen consecutive quarterly installments (the amount of each of the first four installments, $4,375,000, the next four installments, $6,562,500, the next four installments, $8,750,000, the next four installments, $10,937,500, and the last two installments, $26,250,000). The Tranche B Term Loan is required to be repaid beginning in February 2002, in twenty-one consecutive quarterly installments (the amount of the first sixteen installments, $375,000, the next four installments, $7.5 million, and the last installment, $114.0 million).

   Loans accrue interest, at the Obligor's option, at (i) (a) the LIBOR rate (as defined per the credit agreement) plus (b) the Applicable Rate (Loans bearing interest described in (i), "Eurodollar Loans") or (ii) (a) the higher

                           TRITON PCS HOLDINGS, INC.

   (Period from March 6, 1997 (inception to December 31,1997 and years ended
                          December 31, 1998 and 1999

of (1) the Administrative Agent's prime rate or (2) the Federal Funds Effective Rate (as defined per the Credit Agreement) plus 0.5%, plus (b) the Applicable Rate (Loans bearing interest described in (ii), "ABR Loans"). The Applicable Rate means, with respect to the Tranche B Term Loan, 2.00% per annum, in the case of an ABR Loan, and 3.00% per annum, in the case of a Eurodollar Loan, and, with respect to Tranche A and C Term Loans and the Revolving Facility, a rate between 0.0% and 1.25% per annum (dependent upon the Obligor's leverage ratio, or ratio of end-of-period debt to earnings before interest, taxes, depreciation, and amortization ("EBITDA")) in the case of an ABR Loan, and a rate between 1.00% and 2.25% per annum (dependent upon the Obligor's leverage ratio), in the case of a Eurodollar Loan. A per annum rate equal to 2% plus the rate otherwise applicable to such Loan will be assessed on past due principal amounts, and accrued interest payable in arrears.

   The Facility provides for an annual commitment fee between .375% and .75% to be paid on undrawn commitments under the Tranche A and C Term Loans and the Revolver Facility (dependent upon the level of drawn commitments). The Obligor incurred commitment fees of approximately $2 million in both 1998 and 1999. Under the Facility, the Obligor must also fix or limit the interest cost with respect to at least 50% of its total outstanding indebtedness. At December 31, 1999, approximately 85% of the outstanding debt was fixed. At December 31, 1999 committed availability under the Facility was $450 million.

   All obligations of the Obligor under the Facilities are unconditionally and irrevocably guaranteed by each existing and subsequently acquired or organized domestic subsidiary of the Company. Borrowings under the Facility, and any related hedging contracts provided by the lenders thereunder, are collateralized by a first priority lien on substantially all of the assets of the Company and each existing and subsequently acquired or organized domestic subsidiary of the Company, including a first priority pledge of all the capital stock held by Holdings, or any of its subsidiaries, provided that the pledge of shares of foreign subsidiaries may be limited to 65% of the outstanding shares of such foreign subsidiaries. The PCS Licenses will be held by one or more single purpose subsidiaries of the Company and will not be pledged to secure the obligations of the Company under the Facility, although the equity interests of such subsidiaries will be pledged thereunder. Each single purpose subsidiary will not be allowed, by the Company, to incur any liabilities or obligations other than the Bank Facility Guarantee issued by it, the security agreement entered into by it in connection with the Facility, and, in the case of any single purpose subsidiary established to hold real estate, liabilities incurred in the ordinary course of business of such subsidiary which are incident to being the lessee of real property of the purchaser, owner or lessee of equipment, and taxes and other liabilities incurred in the ordinary course in order to maintain its existence.

   The Facility contains financial and other covenants, customary for a facility of this type, including covenants relating to the population covered by the Company's network, number of subscribers and level of service revenue generated, the amount of indebtedness that the Company may incur including customary representations, warranties, indemnities and conditions precedent to borrowing, limitations on dividends, distributions, redemptions and repurchases of capital stock, and events of default.

   The Term Loans are required to be prepaid, and commitments under the Revolving Facility reduced, in an aggregate amount equal to (i) 50% of excess cash flow of each fiscal year commencing with the fiscal year ending December 31, 2001, (ii) 100% of the net proceeds of asset sales, outside the ordinary course of business, or otherwise precluded, (iii) unused insurance proceeds, as defined per the Credit Agreement, (iv) 100% of net cash proceeds received from additional debt issuance, over and above the first $150.0 million (senior and/or subordinated) which the Company may subsequently incur pursuant to the build-out of its PCS network, and (v) 50% of the net cash proceeds received from additional equity issuances other than (1) in connection with certain Equity Commitments, and (2) in the case of (iv) and (v), if, after giving effect to such issuance(s), (a) the Company's ratio of senior debt to EBITDA is less than 5 to 1 and (b) the Company is in pro forma compliance with required Credit Facility covenants.

                           TRITON PCS HOLDINGS, INC.

   (Period from March 6, 1997 (inception to December 31,1997 and years ended
                          December 31, 1998 and 1999


   Loans under the Facility are available to fund capital expenditures related to the construction of the Company's PCS network, the acquisition of related businesses, working capital needs of the Company, subscriber acquisition costs, and other permitted business activities, as defined per the Credit Agreement. All indebtedness under the Facility constitutes debt which is senior to the Company's 11% Senior Subordinated Discount Notes.

(11) Subordinated Debt

   On May 7, 1998, Triton completed an offering (the "Offering") of $512 million of 11% Senior Subordinated Discount Notes ("the Notes"), pursuant to Rule 144A of the Securities Act of 1933, as amended. The net proceeds of the Offering (after deducting an Initial Purchaser's Discount of $9 million) were approximately $291 million.

   Commencing on November 1, 2003, cash interest will be payable semiannually. Each Note was offered at an original issue discount. Although cash interest will not be paid prior to May 1, 2003, the original issue discount will accrue from the issue date to May 1, 2003.

   Triton's publicly held notes may be redeemed at the option of Triton, in whole or in part, at various points in time after May 1, 2003 at redemption prices specified in the indenture governing the notes plus accrued and unpaid interest, if any.

   The Notes are guaranteed on a joint and several basis by all of the subsidiaries of Triton but are not guaranteed by Holdings. The Guarantees are unsecured obligations of the guarantors, and are subordinated in right to the full payment to all senior debt of the guarantors, including all of their obligations under their guarantees of the Credit Facility.

   Upon a change in control, each holder of the Notes may require Triton to repurchase such Holder's Notes, in whole or in part, at a purchase price equal to 101% of the accreted value thereof or the principal amount at maturity, as applicable, plus accrued and unpaid interest to the purchase date.

   The debt principal begins to mature in 2003 and is fully repaid in 2008.

(12) Income Taxes

   There was no income tax benefit recorded in 1999. The income tax benefit for the year ended December 31, 1998 consists of the following:

                                                         Current Deferred Total
                                                         ------- -------- ------
       US Federal.......................................  $--     $7,054  $7,054
       State............................................  $--     $  482  $  482
                                                          ----    ------  ------
                                                          $--     $7,536  $7,536
                                                          ----    ------  ------

   The income tax benefit differs from those computed using the statutory U.S. Federal income tax rate as set forth below:

                                                                1998     1999
                                                               ------   ------
       U.S. Federal statutory rate............................  35.00%   35.00%
       State income taxes, net of federal benefit.............   0.80%    0.00%
       Change in federal valuation allowance.................. (16.56%) (34.12%)
       Other, net.............................................  (0.53%)  (0.88%)
                                                               ------   ------
       Effective Tax Rate.....................................  18.71%    0.00%
                                                               ======   ======

                           TRITON PCS HOLDINGS, INC.

   (Period from March 6, 1997 (inception to December 31,1997 and years ended
                          December 31, 1998 and 1999

   The tax effects of significant temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

                                                                1998     1999
                                                               -------  -------
Deferred tax assets:
  Non-deductible accrued liabilities.......................... $ 1,049  $   411
  Capitalized startup costs...................................   2,736    2,176
  Deferred gain...............................................     --    12,465
  Net operating loss carryforward.............................  16,022   76,607
                                                               -------  -------
                                                                19,807   91,659
Valuation allowance...........................................  (8,506) (66,684)
    Net deferred tax assets...................................  11,301   24,975
                                                               -------  -------
Deferred liabilities
  Intangible assets...........................................  21,438   23,173
  Capitalized interest........................................   1,150    1,139
  Depreciation and amortization...............................     376   12,326
                                                               -------  -------
    Deferred tax liabilities..................................  22,964   36,638
                                                               -------  -------
Net deferred tax liabilities.................................. $11,663  $11,663
                                                               =======  =======

   In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management believes it is more likely than not the Company will realize the benefits of the deferred tax assets, net of the existing valuation allowance at December 31, 1999.

(13) Fair Value Of Financial Instruments

   Fair value estimates, assumptions, and methods used to estimate the fair value of the Company's financial instruments are made in accordance with the requirements of Statement of Financial Accounting Standards No. 107, Disclosures about Fair Value of Financial Instruments. The Company has used available market information to derive its estimates. However, because these estimates are made as of a specific point in time, they are not necessarily indicative of amounts the Company could realize currently. The use of different assumptions or estimating methods may have a material effect on the estimated fair value amounts.

                                                       December 31,
                                           -------------------------------------
                                                  1998               1999
                                           ------------------ ------------------
                                                    Estimated          Estimated
                                           Carrying   fair    Carrying   fair
                                            amount    value    amount    value
                                           -------- --------- -------- ---------
                                                      (in thousands)
Interest rate swaps.......................     --        623      --      2,547
Long-term debt:
  Subordinated debt....................... 313,648   239,355  350,639   363,512
  Bank term loan.......................... 150,000   150,000  150,000   150,000
Capital leases............................   2,322     2,322    5,274     5,274
Marketable securities.....................  23,612    23,612      --        --

                           TRITON PCS HOLDINGS, INC.

   (Period from March 6, 1997 (inception to December 31,1997 and years ended
                          December 31, 1998 and 1999


   The carrying amounts of cash and cash equivalents, accounts and notes receivable, bank overdraft liability, accounts payable and accrued expenses are a reasonable estimate of their fair value due to the short-term nature of the instruments.

   The fair value of marketable securities is estimated based on quoted market prices. We did not hold any marketable securities at December 31, 1999. At December 31, 1998, marketable securities consisted of the following:

                                                   Unrealized
                                 Cost   Fair value gain (loss)
                                ------- ---------- -----------
                                        (in thousands)
       Available for sale
        securities:
       Debt securities due in
        one year or less....... $23,612  $23,612       --

   Long-term debt is comprised of subordinated debt, bank loans, and capital leases. The fair value of subordinated debt is stated at quoted market value. The carrying amount of bank loans are a reasonable estimate of its fair value because market interest rates interest are variable. Capital leases are recorded at their net present value, which approximates fair value.

   The Company enters into interest rate swaps to hedge against the effect of interest rate fluctuation on the variable portion of its debt. We do not hold or issue financial instruments for trading or speculative purposes. A 100 basis point fluctuation in market rates would not have a material effect on the Company's overall financial condition.

   As of December 31, 1999 the Company had two interest rate swap transactions outstanding as follows:

                                           Fixed  Variable    Net
             Term               Notional   Rate     Rate   Receivable Fair Value
             ----              ----------- -----  -------- ---------- ----------
12/8/98-12/4/03............... $35,000,000 4.805%   6.12%   $33,272   $1,154,014
12/8/98-12/4/03............... $40,000,000 4.760%   6.12%   $39,325   $1,393,070

   As of December 31, 1999, aggregate non-amortizing swap notional was $75 million. The Company pays a fixed rate and receives 3-Month USD-LIBOR-BBA. Net interest positions are settled quarterly. Swap counter-parties are major commercial banks.

   Management believes that determining a fair value for the Company's preferred stock is impractical due to the closely held nature of these investments.

(14) Related-Party Transactions

   The Company is associated with Triton Cellular Partners L.P. (Triton Cellular) by virtue of certain management overlap. As part of this association, certain costs are incurred on behalf of Triton Cellular and subsequently reimbursed to the Company.

   Such costs totaled $148,000, $482,000 and $2.2 million during 1997, 1998 and 1999, respectively. In addition, pursuant to an agreement between the Company and Triton Cellular, allocations for management services rendered are charged to Triton Cellular. Such allocations totaled $469,000 and $505,000 for 1998 and 1999, respectively. The outstanding balance at December 31, 1998 and 1999 was $951,000 and $1.0 million, respectively. The Company expects settlement of these outstanding charges during 2000.

                           TRITON PCS HOLDINGS, INC.

   (Period from March 6, 1997 (inception to December 31,1997 and years ended
                          December 31, 1998 and 1999

   In January 1998, we entered into a master service agreement with a related party pursuant to which the related party will provide Triton with radio frequency design and system optimization support services.

   In February 1998, Triton entered into a credit facility for which affiliates of certain investors serve as agent and lenders. In connection with execution of the credit facility, the agent and lenders receive customary fees and expenses.

   In May 1998, Triton consummated a private offering of senior subordinated notes. Affiliates of several cash investors were initial purchasers in the private offering and received a placement fee of $6.3 million.

(15) Commitments And Contingencies

   (a) Leases

   The Company has entered into various leases for its offices, land for cell sites, cell sites, and furniture and equipment under capital and operating leases expiring through 2027. The Company has various capital lease commitments of approximately $5.3 million as of December 31, 1999. As of December 31, 1999, the future minimum rental payments under these lease agreements having an initial or remaining term in excess of one year were as follows:

                                                               Operating Capital
                                                               --------- -------
                                                                (in thousands)
2000.......................................................... $ 21,755  $1,582
2001..........................................................   21,247   1,572
2002..........................................................   20,709   1,475
2003..........................................................   19,236   1,115
2004..........................................................    7,288     297
Thereafter....................................................  116,754     --
                                                               --------  ------
  Total....................................................... $206,989   6,041
                                                               ========
Interest expense..............................................              767
                                                                         ------
Net present value of future payments..........................            5,274
Current portion of capital lease obligation...................            1,277
                                                                         ------
                                                                         $3,997
                                                                         ======

   Rent expense under operating leases was $3.0 million and $13.2 million for the year ended December 31, 1998 and 1999, respectively.

   (b) Litigation

   The Company has been involved in litigation relating to claims arising out of its operations in the normal course of business. The Company does not believe that an adverse outcome of any of these legal proceedings will have a material adverse effect on the Company's results of operations.

                           TRITON PCS HOLDINGS, INC.

   (Period from March 6, 1997 (inception to December 31,1997 and years ended
                          December 31, 1998 and 1999


(16) Preferred Stock And Shareholders' Equity

   (a) Capital Contributions

   On February 4, 1998, pursuant to the Securities Purchase Agreement, the Company issued $140.0 million of equity to certain institutional investors and management shareholders in exchange for irrevocable capital commitments aggregating $140.0. The Securities Purchase Agreement provided that the cash contributions be made to the Company. The Company directed that all cash contributions subsequent to the initial cash contributions be made directly to Triton. All contributions have been received as of December 31, 1999.

   (b) Preferred Stock

   The Series A preferred stock ("Series A") is convertible into common stock at the option of the holders after the 8th anniversary of its issuance. The conversion rate for each share of Series A is equal to its accreted value divided by the then fair market value of the Company's common stock.

   The holders of the Series A are entitled to 10% cumulative annual dividends, payable quarterly. At December 31, 1999, cumulative dividends accrued and classified as a component of preferred stock in the accompanying balance sheet are $15.6 million. The Company may defer payment of the dividends until the 42nd payment due date, at which time all deferred dividend payments must be made. The Series A is redeemable at its accreted value at the option of the Company after the 10th anniversary of its issuance. The Series A is redeemable at the option of the holders after the 20th anniversary of its issuance. The Series A and the Series B preferred stock ("Series B") are on a parity basis with respect to dividend rights and rights on liquidation and senior to all other classes of preferred or common stock of the Company. The Series A holders do not have any voting rights, except as required by law or in certain circumstances, but have the right to nominate one director.

   In the event that there is a disqualifying transaction, the Company has the right to cause AT&T to exchange certain shares of its Series A convertible preferred stock into Series B preferred stock. The Series B preferred stock has dividend rights equal to that of the Series A. The Series B is not convertible into any other security of the Company. The Series B is redeemable at its accreted value, at the option of the Company. The Series B holders do not have any voting rights.

   The Series C Preferred Stock ("Series C") converted into Class A common stock on a 23:1 basis, subject to adjustments, in connection with Triton's initial public offering.

   In December 1998, the Company redeemed from a certain equity investor, and simultaneously sold for the same amount to certain other equity investors, approximately 35,600 shares of the Company's Series C Preferred Stock for approximately $3,560,000.

   The Series D is convertible into an equivalent number of shares of Series C at the option of the holder. The holders of the Series D do not have any voting rights. Upon liquidation or dissolution, the holders of the Series D have a liquidation preference of $100 per share, subject to adjustment and rank senior to the Series C and the common stock.

   In September 1999, the company sold to certain directors and an officer, subject to stock purchase agreements, an aggregate of 3,400 shares of Series C preferred stock for a purchase price of $100.00 per share. Compensation expense of $0.8 million was recorded based on the estimated fair value at the date of issuance.

                           TRITON PCS HOLDINGS, INC.

   (Period from March 6, 1997 (inception to December 31,1997 and years ended
                          December 31, 1998 and 1999


   (c) Stock Split

   In October 1999, the board of directors approved a 23-for-1 stock split of its common stock effective immediately prior to the initial public offering. All common stock share data have been retroactively adjusted to reflect this change.

   (d) Initial Public Offering

   On October 27, 1999, the Company completed an initial public offering of shares of its Class A common stock and raised approximately $190.2 million, net of $16.8 million of costs. Affiliates of Affordable Housing Community Development Corporations and J.P. Morgan Investment Corporation, each of which beneficially owns more than 5% of the Company's stock, served as underwriters and received underwriter's fees in connection with the initial public offering.

(17) 401(K) Savings Plan

   The Company sponsors a 401(k) Savings Plan which permits employees to make contributions to the Savings Plan on a pre-tax salary reduction basis in accordance with the Internal Revenue Code. Substantially all full-time employees are eligible to participate in the next quarterly open enrollment after 90 days of service. The Company matches a portion of the voluntary employee contributions. The cost of the Savings Plan charged to expense was $65,000 in 1998 and $482,400 in 1999.

(18) Supplemental Cash Flow Information

                                                                 1998    1999
                                                               -------- -------
                                                                (in thousands)
Cash paid during the year for interest, net of amounts
 capitalized.................................................. $  8,150 $ 4,111
Non-cash investing and financing activities:
  Equipment acquired under capital lease obligation...........    2,529   3,456
  Capital contribution in connection with conversion ofshort-
   term debt to equity........................................   13,362     --
  Issuance of Preferred stock in connection with Norfolk
   Acquisition................................................   14,555     --
  Issuance of Preferred stock in connection with AT&T
   transaction net of deferred taxes..........................  100,947     --
  Issuance of Preferred stock in connection with
   Savannah/Athens Transaction................................      --   10,432
  Capital expenditures included in accounts payable...........   21,027  26,145

PROSPECTUS

                           TRITON PCS HOLDINGS, INC.


   This prospectus is part of a shelf registration statement which Triton has filed with the Securities and Exchange Commission. Under the shelf registration statement, Triton may offer shares of Class A common stock, shares of preferred stock, and warrants or other rights to purchase shares of capital stock in one or more offerings up to a total dollar amount of $160,000,000. In addition, up to 3,400,000 shares of Class A common stock may be offered by certain selling stockholders.

   Under the shelf registration process, we and the selling stockholders may sell the securities from time to time in one or more separate offerings, in amounts, at prices and on terms to be determined at the time of sale.

   Our Class A common stock is listed on the Nasdaq National Market under the symbol "TPCS".

   In addition to Class A common stock, we also have shares of Class B non-voting common stock issued and outstanding. The rights of holders of Class A common stock and Class B non-voting common stock differ with respect to some aspects of convertibility and voting. We will not offer or sell any shares of Class B non-voting common stock under this prospectus.

   This prospectus provides a general description of the securities that we may offer. Each time we sell a particular series of preferred stock, shares of Class A common stock or warrants or other rights, we will provide a prospectus supplement which will contain the specific terms of the securities being offered at that time.

   The prospectus supplement may add, update or change information contained in this prospectus. You should read both this prospectus and the prospectus supplement in conjunction with the additional information described under the headings "Where You Can Find More Information" and "Information Incorporated by Reference."

                               ----------------

   Investing in the securities involves risks. See "Risk Factors" beginning on page 3.

                               ----------------

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                               ----------------

   The securities may be sold directly by us or, in the case of the Class A common stock, may be sold by the selling stockholders, to our stockholders or to purchasers or through agents on our behalf or through underwriters or dealers as designated from time to time. If any agents or underwriters are involved in the sale of any of these securities, the applicable prospectus supplement will set forth the names of the agents or underwriters and any applicable fees, commissions or discounts.

                               ----------------

The date of this Prospectus is February 2, 2001.

   You should rely only on the information contained or incorporated by reference in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are offering these securities only in states where the offer is permitted. You should not assume that the information in this prospectus or any prospectus supplement, or information we previously filed with the Securities and Exchange Commission and incorporate here by reference, is accurate as of any date other than the date on the front of those documents. Our business, financial condition, results of operations and prospects may have changed since that date.

                               ----------------

                               TABLE OF CONTENTS

                                     Page
                                     ----
Prospectus Summary..................   1
Risk Factors........................   3
Use of Proceeds.....................  13
Ratio of Earnings to Combined Fixed
 Charges and Preferred Stock
 Dividends..........................  13
Description of Capital Stock........  14
Description of Warrants and Other
 Rights.............................  19

                              Page
                              ----
Selling Stockholders.........  20
Plan of Distribution.........  22
Legal Matters................  23
Experts......................  23
Where You Can Find More
 Information.................  23
Information Incorporated by
 Reference...................  23

                               ----------------

   We are a Delaware corporation. Our principal executive offices are located at 1100 Cassatt Road, Berwyn, Pennsylvania 19312, and our telephone number at that address is (610) 651-5900. Our World Wide Web site address is http://www.tritonpcs.com. The information in our web site is not part of this prospectus.

   In this prospectus, "Holdings" refers to Triton PCS Holdings, Inc., "Triton PCS" refers to Triton PCS, Inc., a wholly-owned subsidiary of Holdings, and "Triton," "we," "us" and "our" refer to Holdings and its wholly-owned subsidiaries, unless the context requires otherwise. "AT&T Wireless PCS" refers to AT&T Wireless PCS, LLC, "AT&T Wireless" refers to AT&T Wireless Services, Inc. and "AT&T" refers to AT&T Corp.

                               ----------------

               Special Note Regarding Forward-Looking Statements

   This prospectus and the information incorporated by reference in this prospectus contain forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "should," "will" and "would" or similar words. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial position or state other "forward-looking" information. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to accurately predict or control. The factors listed in the "Risk Factors" section, as well as any cautionary language in this prospectus and documents incorporated by reference, provide examples of risk, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our securities, you should be aware that the occurrence of the events described in these risk factors and elsewhere in this prospectus and in documents incorporated by reference in this prospectus could have a material adverse effect on our business, results of operations, financial position and the value of our securities.

                               PROSPECTUS SUMMARY

   This summary highlights basic information about us. It does not contain all of the information that is important to you. You should read the entire prospectus carefully, including the section entitled "Risk Factors," as well as the information incorporated by reference into this prospectus.

                                     Triton

   We are a rapidly growing provider of wireless personal communications services in the southeastern United States. Our personal communications services licenses cover approximately 13 million potential customers in a contiguous geographic area encompassing portions of Virginia, North Carolina, South Carolina, Tennessee, Georgia and Kentucky. In February 1998, we entered into a joint venture with AT&T Wireless. As part of the agreement, AT&T Wireless contributed personal communications services licenses for 20 MHz of authorized frequencies covering 11 million potential customers within defined areas of our region in exchange for an equity position in Holdings. Since that time, we have expanded our coverage area to include an additional 2 million potential customers through acquisitions and license exchanges with AT&T Wireless. As part of the transactions with AT&T Wireless, we were granted the right to be the exclusive provider of wireless mobility services using equal emphasis co-branding with AT&T within our region. We believe our markets are strategically attractive because of their proximity to AT&T Wireless's wireless systems in the Washington, D.C., Charlotte, North Carolina and Atlanta, Georgia markets, which collectively cover a population of more than 27 million individuals. Our market location is attractive as we are the preferred provider of wireless mobility services to AT&T Wireless's digital wireless customers who roam into our markets. Our strategy is to provide extensive coverage to customers within our region, to offer our customers coast-to-coast coverage and to benefit from roaming revenues generated by AT&T Wireless's and other carriers' wireless customers who roam into our covered area. Our management team is led by Michael Kalogris and Steven Skinner, the former Chief Executive Officer and Chief Operating Officer of Horizon Cellular Group, respectively.

                              Recent Developments

   Our network build-out is scheduled for three phases. As of September 30, 2000, we had completed Phase I and Phase II of this build-out and successfully launched personal communications services in all of our 37 markets. As of September 30, 2000, our network in these 37 markets included 1,516 cell sites and seven switches. Since we began offering services in these 37 markets, our subscriber base and the number of minutes generated by non-Triton subscribers roaming onto our network have grown dramatically.

   From our initial launch of personal communications services in January 1999 to December 31, 2000, our subscriber base has grown from 33,844 subscribers to 446,401 subscribers, with 84,811 additional subscribers alone coming in the fourth quarter of 2000. Roaming minutes generated by non-Triton subscribers since January 1999 have increased from approximately 0.7 million minutes per month to approximately 38.0 million minutes per month, with roaming minutes rising from 56.5 million minutes in the fourth quarter of 1999 to 110 million minutes in the fourth quarter of 2000. In addition, our subscriber churn rate decreased to 1.78% in the fourth quarter of 2000 from 1.94% in the third quarter of 2000.

   We have begun the third phase of our network build-out, which focuses on covering major highways linking the cities in our licensed area, as well as neighboring cities where AT&T Wireless and other carriers use compatible wireless technology. We expect Phase III to be completed by year-end 2001 and to add an additional 584 cell sites to our network. Upon completion of Phase III, our network will include approximately 2,100 cell sites and seven switches and span approximately 18,000 highway miles.

   On September 14, 2000, Triton PCS amended and restated its senior secured credit facility with a group of lenders, increasing aggregate borrowing capacity to $750.0 million. As of November 30, 2000, Triton PCS had drawn $315.0 million under its credit facility.

   On January 19, 2001, Triton PCS completed the private sale of $350.0 million principal amount of 9 3/8% senior subordinated notes due 2011. The notes are guaranteed by all of the subsidiaries of Triton PCS and rank ratably with Triton PCS's outstanding 11% senior subordinated discount notes due 2008.

   We hold a 39% interest in Lafayette Communications Company L. L.C., a small business under FCC Guidelines that participated in the FCC 1900 MHz C and F Block Broadband PCS Auction No. 35, which ended on January 26, 2001. Lafayette Communications was the winning bidder for 13 10 MHz C Block licenses and one 10 MHz F Block license covering a total population of approximately 6.8 million people in our current geographic area in Georgia, North Carolina and Virginia, and its net high bids totaled approximately $170 million. We expect to fund a senior loan to Lafayette Communications to finance acquisitions of these licenses, and any such financing will be secured by the underlying assets of Lafayette Communications. Lafayette Communications guarantees Triton PCS's obligations under its credit facility, and such senior loan will be pledged to the lenders under its credit facility.

   On January 31, 2001, Lafayette Communications entered into a definitive agreement to acquire 10 MHz of spectrum from subsidiaries of Carolina PCS I Limited Partnership. The licenses for this spectrum encompass nine basic trading areas covering all of South Carolina and serving approximately 3.5 million people. We expect to provide acquisition financing to Lafayette Communications, and any such financing will be secured by the underlying assets of Lafayette Communications. The transaction is subject to regulatory approval and certain other closing conditions.

   For other recent developments, we refer you to our most recent and future filings under the Securities Exchange Act of 1934.

                                 RISK FACTORS

   An investment in our securities involves a high degree of risk. In addition to the other information in this prospectus and the documents incorporated and deemed to be incorporated herein by reference, you should carefully consider the following risks before making an investment decision. Our business, financial condition and results of operations could be harmed were any of the following risks or uncertainties to develop into actual events. In such case, the value of our securities could decline and you might lose all or part of your investment.

We expect to continue to incur operating losses.

   We expect to continue to incur operating losses while we develop and construct our personal communications services network and build our customer base. Now that we have completed Phase I and Phase II of our network build-out, our operating profitability will depend on our ability to:

  . market our services successfully;

  . achieve our projected market penetration;

  . manage customer turnover rates effectively; and

  . price our services competitively.

We may not be able to successfully accomplish these tasks, and if we do not, we may not be able to achieve operating profitability or positive cash flow from operating activities in the future. Personal communications services systems have a limited operating history in the United States, and our operation of these systems in our markets may not become profitable.

If we are not able to complete our personal communications services network, we may not be successful.

   In order for us to complete our personal communications services network and to provide our wireless communications services to customers throughout our licensed area, we must successfully:

  . lease or otherwise obtain rights to a sufficient number of cell and switch sites for the location of our base station equipment;

  . expand our existing customer service, network management and billing systems; and

  . complete the purchase and installation of equipment, build out the physical infrastructure and test the network.

These events may not occur on a timely basis or on the cost basis that we have assumed, or at all. Implementation of the network involves various risks and contingencies, many of which are not within our control and any of which could have a material adverse effect on the implementation of our system should there be delays or other problems.

If AT&T Wireless is not successful as a provider of wireless communications, we may not be successful.

   Our results of operations are highly dependent on our relationship with AT&T Wireless and AT&T, and the success of their wireless strategy. AT&T Wireless is subject, to varying degrees, to the economic, administrative, logistical and other risks set forth in this prospectus. Because we market our products under the AT&T brand name, our results of operations could be adversely affected if AT&T Wireless's or AT&T's reputation as a wireless provider declines.

We depend on our agreements with AT&T and AT&T Wireless for our success, and we would have difficulty operating without them.

   Our results of operations are dependent upon agreements we have entered into with AT&T and AT&T Wireless in several ways:

  . We market our products using equal emphasis co-branding with AT&T in accordance with a license agreement with AT&T, which we believe provides us with significant marketing advantages. The license agreement has an initial five-year term expiring February 2003 and may be terminated if we fail to comply with any of its material provisions.

  . Most of our roaming revenues have historically been derived from AT&T
    Wireless's customers traveling through our areas. Our roaming agreement with AT&T Wireless provides that the per minute roaming rate charges to AT&T Wireless for its customers roaming onto our network will decline over the next several years. In addition, the roaming rate charges are subject to renegotiation by the parties from time to time on or after September 1, 2005. The roaming agreement has a 20-year term and may be terminated by AT&T Wireless if we breach any of its material provisions.

   In addition, if AT&T Wireless or its affiliates combine with specified entities with over $5 billion in annual revenues from telecommunications activities, that derive less than one-third of their aggregate revenues from the provision of wireless telecommunications and that have personal communications services or cellular licenses that cover at least 25% of the people covered by our licenses, then AT&T Wireless PCS may terminate its exclusivity obligations with us in markets that overlap with markets of those entities. Other providers could then enter into agreements with AT&T Wireless in those markets, exposing us to increased competition, and we could lose access to customers.

   Our results of operations would be adversely affected if any of our agreements with AT&T or AT&T Wireless are terminated.

Our agreements with AT&T Wireless and its affiliates contain stringent development requirements which, if not met, will result in the loss of some of our rights under those agreements.

   The various agreements we have entered into with AT&T Wireless and its affiliates contain requirements regarding the construction of our network, and, in many instances, these requirements are more stringent than those imposed by the FCC. Failure to meet those requirements could result in termination of exclusivity provisions contained in our agreements with AT&T Wireless and its affiliates. We will need to complete the construction of additional phases of our network on a timely basis to meet those requirements. The construction of the remainder of our network involves risks of unanticipated costs and delays.

AT&T Wireless may compete with us, which could cause it to obtain subscribers who otherwise might use our AT&T-licensed services.

   Under the terms of our stockholders' agreement, we are required to enter into a resale agreement at AT&T Wireless PCS's request. The resale agreement will allow AT&T Wireless to sell access to, and usage of, our services in our licensed area on a nonexclusive basis and using the AT&T brand. AT&T Wireless may be able to develop its own customer base in our licensed area during the term of the resale agreement.

Our inability to effectively manage our planned rapid growth could adversely affect our operations.

   We have experienced rapid growth and development in a relatively short period of time and expect to continue to experience rapid growth in the future. The management of such growth will require, among other things, continued development of our financial and management controls and management information systems, stringent control of costs, increased marketing activities, ability to attract and retain qualified management personnel and the training of new personnel. We intend to hire additional personnel in order to manage our expected growth and expansion. Failure to successfully manage our expected rapid growth and development and difficulties in managing the build-out of our network could have a material adverse effect on our business, results of operations and financial condition.

Our future growth may require additional significant capital, and our substantial indebtedness could impair our ability to fund our capital requirements.

   We will require substantial capital to complete the build-out of our network and continue to market our personal communications services. Actual amounts of the funds we require may vary materially from our estimated capital requirements. We would require additional funds in the event of significant departures from our current business plan, unforeseen delays, cost overruns, unanticipated expenses, regulatory changes, engineering design changes and other technological risks or if we acquire additional licenses. We engage, from time to time, in discussions with AT&T Wireless regarding possible acquisitions of additional personal communications services licenses from them. We may also engage in discussions regarding future acquisitions of cellular licenses within our currently licensed area. Sources of funding for our further financing requirements may include any or all of the following:

  . vendor financing;

  . public offerings or private placements of equity and debt securities;

  . commercial bank loans;

  . additional capital contributions from equity investors; and

  . equipment lease financing.

   Due to our highly leveraged capital structure, additional financing may not be available to us, or, if it were available, it may not be available on a timely basis, on terms acceptable to us and within the limitations contained in the indentures governing our 11% senior subordinated discount notes due 2008 and our 9 3/8% senior subordinated notes due 2011, our credit facility and any new financing arrangements. Failure to obtain any appropriate financing, should the need for it develop, could result in the delay or abandonment of our development and expansion plans and our failure to meet regulatory requirements. It could also impair our ability to meet our debt service requirements, and could have a material adverse effect on our business.

We have substantial indebtedness, and servicing our indebtedness could reduce funds available to grow our business.

   We are highly leveraged. As of November 30, 2000, we had total consolidated indebtedness of $708.9 million, and after giving effect to our offering of 9 3/8% senior subordinated notes due 2011 on January 19, 2001, our total consolidated indebtedness would be $1.1 billion. Our high level of indebtedness could interfere with our ability to grow. For example, it could:

  . increase our vulnerability to general adverse economic and industry conditions;

  . limit our ability to obtain additional financing;

  . require the dedication of a substantial portion of our cash flow from operations to the payment of principal of, and interest on, our indebtedness;

  . limit our flexibility in planning for, or reacting to, changes in our business and the industry; and

  . place us at a competitive disadvantage relative to less leveraged competitors.

   Our ability to generate sufficient cash flow from operations to pay the principal of, and interest on, our indebtedness is uncertain. In particular, if we do not meet our anticipated revenue growth and operating expense targets, our future debt service obligations could exceed cash available to us. Further, we may not be able to refinance any of our indebtedness on commercially reasonable terms or at all.

Competitors who entered the wireless communications market before we did may be better positioned than we are to attract customers.

   Competitors who entered the wireless communications services market before we did may have a significant time-to-market advantage over us. As a newer entrant in the market, we may have to engage in significant and prolonged discounting to attract customers, which would materially adversely affect our business. We may not be able to compete successfully with competitors who have a significant time-to-market advantage.

We have many competitors in our markets that have substantial coverage areas, which makes it difficult for us to acquire and maintain a strong competitive position.

   We compete in our markets with most of the major cellular and personal communications services companies in the United States. Many of our competitors have substantially greater financial, technological, marketing and sales and distribution resources than we do. Some of our competitors have more extensive coverage within our licensed areas than we provide and also have broader regional coverage. Airtime and monthly access rates may continue to decline due to competition, and we may have to significantly discount our prices over a long period of time to attract customers, which would put downward pressure on our prices and make it more difficult for us to achieve positive cash flow.

Some competitors may have different or better technology than we do and may attract more customers.

   We compete with companies that use other communications technologies, including paging and digital two-way paging, enhanced specialized mobile radio and domestic and global mobile satellite service. We may compete in the future with companies who offer new technologies. These technologies may have advantages over our technology and may attract our customers.

Competitors who offer more services than we do may attract customers.

   Some of our competitors market other services, such as traditional telephone services, cable television access and access to the Internet, together with their wireless communications services, which may make their services more attractive to customers.

   In addition, we expect that in the future, providers of wireless communications services will compete more directly with providers of traditional landline telephone services, energy companies, utility companies and cable operators who expand their services to offer communications services.

We are dependent upon roaming revenue, and its seasonality will subject our revenue and net income to seasonal fluctuations.

   In 1999, approximately 33.2%, and in the nine months ended September 30, 2000, approximately 28.9%, of our revenues were derived from roaming as the result of payments by other wireless providers for use of our network by their customers who had traveled within our coverage area. Most of that revenue was derived from AT&T Wireless's customers. Our coverage area includes a number of resort areas that contribute to our roaming revenue. As a result, our roaming revenue increases during vacation periods, introducing a measure of seasonality to our revenue and net income.

The wireless industry is experiencing rapid technological change, and we may lose customers if we fail to keep up with these changes.

   The wireless telecommunications industry is experiencing significant technological change, as evidenced by the increasing pace of digital upgrades in existing analog wireless systems, ongoing improvements in the capacity and quality of digital technology, shorter development cycles for new products and enhancements and changes in end-user requirements and preferences. We may lose customers if we fail to keep up with these changes.

We depend on consultants and contractors to build out our network, and if any of them fails to perform its obligation to us, we may not complete the construction of our network on a timely basis.

   We have retained Ericsson Inc. and other consultants and contractors to assist in the design and engineering of our systems, construct cell sites, switch facilities and towers, lease cell sites and deploy our personal communications services network systems. The failure by any of these consultants or contractors to fulfill its contractual obligations could materially delay the construction of our personal communications services network, which could slow our growth and our ability to compete in the wireless communications industry and could materially adversely affect our financial condition and results of operations.

Difficulties in obtaining infrastructure equipment may affect our ability to construct our network, meet our development requirements and compete in the wireless communications industry.

   We have obtained a substantial majority of our network equipment from Ericsson. The equipment that we require to construct our network is in high demand, and Ericsson could have a substantial backlog of orders. Accordingly, the lead time for the delivery of this equipment may be long. Some of our competitors purchase large quantities of communications equipment and may have established relationships with the manufacturers of this equipment, such as Ericsson. Consequently, they may receive priority in the delivery of this equipment. We also purchase a significant amount of handsets from a few providers. Handsets are in high demand, and some providers have had a substantial backlog of orders. If Ericsson or any other vendor fails to deliver equipment to us in a timely manner, we may be unable to provide wireless communications services comparable to those of our competitors. In addition, we may be unable to satisfy the requirements regarding the construction of our network contained in FCC regulations and our agreements with AT&T Wireless and its affiliates. Any of these outcomes could lessen our revenue.

Many personal communications services providers have experienced a high rate of customer turnover which, if it affects us, may reduce our revenues.

   Many providers in the personal communications services industry have experienced a high rate of customer turnover as compared to cellular industry averages. The rate of customer turnover may be the result of several factors, including network coverage, reliability issues such as blocked and dropped calls, handset problems, non-use of phones, change of employment, affordability, customer care concerns and other competitive factors. Our strategy to address customer turnover may not be successful, or the rate of customer turnover may be unacceptable. Price competition and other competitive factors could also cause increased customer turnover. A high rate of customer turnover could reduce our revenues and have a material adverse effect on our competitive position and results of operations.

We are dependent on our FCC licenses, and our business could be harmed by adverse regulatory changes.

   The FCC regulates the licensing, construction, operation, sale and interconnection arrangements of wireless telecommunications systems to varying degrees, as do some state and local regulatory agencies. In addition, the FCC, in conjunction with the FAA, regulates tower marking and lighting. Additionally, the FCC has adopted rules to implement provisions of the Telecommunications Act of 1996 that are designed to ensure that personal communications services handsets and other technological equipment are accessible to people with disabilities. We cannot assure you that either the FCC, the FAA or the state and local agencies having jurisdiction over our business will not adopt regulations or take other actions that would adversely affect our business.

   Our principal assets are our licenses from the FCC to provide cellular and personal communications services. Our loss of any of those licenses would have a material adverse effect on our business. Our FCC licenses are subject to renewal and revocation. The FCC initially granted AT&T Wireless the personal communications services licenses on June 23, 1995.

Our success depends on our ability to attract and retain qualified personnel.

   A small number of key executive officers manage our business. Their loss could have a material adverse effect on our operations. We believe that our future success will also depend in large part on our continued ability to attract and retain highly qualified technical and management personnel. We believe that there is, and will continue to be, intense competition for qualified personnel in the personal communications services industry as the emerging personal communications services market develops, and we cannot assure you that we will be successful in retaining our key personnel or in attracting and retaining other highly qualified technical and management personnel. We do not presently maintain key-man life insurance on any of our executives or other employees.

We will likely incur operating costs due to unauthorized use of our network.

   As do most companies in the wireless industry, we will likely incur costs associated with the unauthorized use of our network, including administrative and capital costs associated with detecting, monitoring and reducing the incidence of fraud. Fraud impacts interconnection costs, capacity costs, administrative costs, fraud prevention costs and payments to other carriers for unbillable fraudulent roaming.

The technologies that we use may become obsolete, which would limit our ability to compete effectively and may result in increased costs to adopt a new technology.

   If our technologies become obsolete, we may need to purchase and install equipment necessary to allow us to convert to new technologies to compete in the wireless communications marketplace. We have employed digital wireless communications technology using the current time division multiple access/IS-136 standards. Other digital technologies such as code division multiple access and global system for mobile communications may ultimately prove to be more advantageous than time division multiple access. It is anticipated that code division multiple access technology-based personal communications services providers will own licenses covering virtually all of the United States population. In addition, it is possible that a digital transmission technology other than time division multiple access technology (including global system for mobile communications, the prevalent standard in Europe) may gain sufficient acceptance in the United States to adversely affect the resources currently devoted by vendors to improving time division multiple access technology. If another technology becomes the preferred industry standard, we may be at a competitive disadvantage, and competitive pressures may require us to change our digital technology at substantial cost. We may not be able to respond to those pressures and implement new technology on a timely basis, or at an acceptable cost. If time division multiple access technology becomes obsolete at some time in the future, and we are unable to effect a cost-effective migration path, it could materially and adversely affect our financial condition, results of operations and liquidity. Time division multiple access/IS-136 standards may not always meet or exceed the capabilities and quality of other technologies.

   Although all three standards are digital transmission technologies and share certain basic characteristics that differentiate them from analog transmission technology, they are not compatible or interchangeable with each other. In order to roam in other markets where no personal communications services licensee utilizes the time division multiple access technology standard, our subscribers must utilize tri-mode handsets to use an analog or digital cellular system in such markets. Generally, tri-mode handsets are more expensive than single- or dual-mode handsets. The higher cost of these handsets may impede our ability to attract subscribers or achieve positive cash flow as planned.

   In addition, if AT&T Wireless and its affiliates discontinue the use of time division multiple access digital technology and adopt a new technology, and we do not adopt the new technology, our exclusivity rights will terminate under our agreements with AT&T Wireless and its affiliates. We may not be able to successfully purchase and install the equipment necessary to allow us to convert to a new or different technology or to adopt a new or different technology at an acceptable cost, if at all. In addition, the technologies that we choose to invest in may not lead to successful implementation of our business plan. AT&T Wireless has announced that it will adopt the global system for mobile communications based general packet radio service technology standard for development of advanced services such as high speed transmission of data. To the extent that AT&T Wireless supplements its network with such technology, we may not be able to offer AT&T Wireless's customers all such advanced services unless we also supplement our network with such technology.

If hand-held phones pose health and safety risks, we may be subject to new regulations, and there may be a decrease in demand for our services.

   Media reports have suggested that, and studies are currently being undertaken to determine whether, certain radio frequency emissions from wireless handsets may be linked to various health concerns, including cancer, and may interfere with various electronic medical devices, including hearing aids and pacemakers. Concerns over radio frequency emissions may have the effect of discouraging the use of wireless handsets, which would decrease demand for our services. During the past two years, the FCC has updated the guidelines and methods it uses for evaluating radio frequency emissions from radio equipment, including wireless handsets. In addition, interest groups have requested that the FCC investigate claims that time division multiple access and other digital technologies pose health concerns and cause interference with hearing aids and other medical devices. Although the updates impose new restrictive standards on radio frequency emissions from lower power devices such as wireless handsets, all wireless handsets that we offer our customers comply with the proposed standards.

Our use of the SunCom brand name for marketing may link our reputation with another SunCom company and may expose us to litigation.

   We use the SunCom brand name to market our products and services in conjunction with another member of the AT&T Wireless Network, TeleCorp PCS, in order to broaden our marketing exposure and share the costs of advertising. It is possible that our reputation for quality products and services under the SunCom brand name will be associated with the reputation of TeleCorp PCS, and any unfavorable consumer reaction to TeleCorp PCS could harm consumer perception of the SunCom brand name and, in turn, could adversely affect our own reputation.

As a holding company, we depend on distributions from our subsidiaries to meet our obligations, and our subsidiaries are subject to various agreements and laws that restrict their ability to distribute funds to us.

   We are a holding company with no direct operations and no significant assets other than the stock of our subsidiaries. We depend on the cash flows of our subsidiaries to meet our obligations and to pay any potential dividends. The ability of our subsidiaries to distribute funds to us is and will be restricted by the terms of existing and future indebtedness, including our credit facility and indentures, and by applicable state laws that limit the payments of dividends.

Our debt instruments contain restrictive covenants that may limit our operating flexibility.

   The documents governing our indebtedness, including our credit facility the indenture governing our 11% senior subordinated discount notes due 2008 and the indenture governing our 9 3/8% senior subordinated notes due 2011, contain significant covenants that limit our ability to engage in various transactions and, in the case of our credit facility, require satisfaction of specified financial performance criteria. In addition, under each of these documents, the occurrence of specific events, in some cases after notice and grace periods, would constitute an event of default permitting acceleration of the respective indebtedness.

   These events include:

  . failure to comply with a document's covenants;

  . material inaccuracies of representations and warranties;

  . specified defaults under or acceleration of other indebtedness; and

  . events of bankruptcy or insolvency.

   The limitations imposed by the documents governing our outstanding indebtedness are substantial, and failure to comply with them could have a material adverse effect on our business. We are in full compliance with our debt covenants as of the date of this prospectus.

A limited number of stockholders owns a large amount of our stock; if they decide to vote their shares together in furtherance of their own interests and those interests are different from yours, the result could be that we will take actions that are not in your interest.

   J.P. Morgan Partners (23A SBIC), LLC, J.P. Morgan Investment Corporation, Desai Capital Management Incorporated, Toronto Dominion Capital (USA), Inc., First Union Affordable Housing Community Development Corporation and Duff Ackerman Goodrich & Assoc. L.P., our principal institutional investors, in the aggregate, currently control approximately 66% of our total voting power, and Michael Kalogris and Steven Skinner control approximately 9% of our total voting power, in the aggregate. Those stockholders, other than J.P. Morgan Investment Corporation, have agreed that they will vote their shares together to elect two of our directors and, so long as AT&T Wireless PCS has the right to nominate a director under our certificate of incorporation, to elect AT&T Wireless PCS's nominee. As a result of their share ownership, these institutional investors and our management, if their interests are aligned or if they decide to vote their shares together, have the ability to control our future operations and strategy. Conflicts of interest between the institutional investors and management stockholders and our public stockholders may arise with respect to sales of shares of Class A common stock owned by the institutional investors and management stockholders or other matters. For example, sales of shares by the institutional investors and management stockholders could result in a change of control under our credit facility, which would constitute an event of default under the credit facility, and under our indentures, which would require us to offer to repurchase our 11% senior subordinated discount notes due 2008 and our 9 3/8% senior subordinated notes due 2011. In addition, the interests of our institutional investors and other existing stockholders regarding any proposed merger or sale may differ from the interests of our public stockholders, especially if the consideration to be paid for the Class A common stock is less than the price paid by public stockholders.

   In an investors' agreement, the cash equity investors have agreed that cash equity investors holding 66 2/3% or more of the Class A common stock and Class B non-voting common stock held by the cash equity investors, in the aggregate, who propose to sell their shares of common stock may require the other cash equity investors to also participate in any such sale. As a result, such cash equity investors may have the effective right to sell control of Triton.

Our institutional investors invest in other personal communications services companies, and conflicts of interest may arise from these investments and from other directorships held by our directors that may not be resolved in our favor.

   Our principal institutional investors, or their affiliates, currently have significant investments in personal communications services companies other than Triton. These institutional investors may in the future invest in other entities that compete with us. In addition, several of our directors serve as directors of other communications services companies. As a result, these directors may be subject to conflicts of interest during their tenure as directors of Triton. Because of these potential conflicts, these directors may be required to disclose periodically financial or business opportunities to us and to the other companies to which they owe fiduciary duties.

We do not intend to pay dividends in the foreseeable future.

   We have never declared or paid any cash dividends on our common stock. For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business, and we do not anticipate paying any cash dividends on our common stock. Payment of any future dividends on our common stock will depend upon our earnings and capital requirements, the terms of our debt instruments and preferred stock and other factors our board of directors considers appropriate. See "--As a holding company, we depend on distributions from our subsidiaries to meet our obligations, and our subsidiaries are subject to various agreements and laws that restrict their ability to distribute funds to us."

Our stock price is highly volatile.

   The market price of our stock is highly volatile and subject to wide fluctuations in response to factors such as the following, some of which are beyond our control:

  . quarterly variations in our operating results;

  . operating results that vary from the expectations of securities analysts and investors;

  . changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

  . changes in market valuations of other personal communications and telecommunications services companies;

  . announcements of technological innovations or new services by us or our competitors; announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

  . additions or departures of key personnel;

  . future sales of our securities; and

  . stock market price and volume fluctuations.

   Stock markets in the United States often experience extreme price and volume fluctuations. Market fluctuations, as well as general political and economic conditions such as a recession or interest rate or currency rate fluctuations, could adversely affect the market price of our stock.

Anti-takeover provisions affecting us could prevent or delay a change of control that is beneficial to you.

   Provisions of our certificate of incorporation and bylaws, provisions of our debt instruments and other agreements, and provisions of applicable Delaware law and applicable federal and state regulations may discourage, delay or prevent a merger or other change of control that holders of our securities may consider favorable. These provisions could:

  . have the effect of delaying, deferring or preventing a change in control of our company;

  . discourage bids for our securities at a premium over the market price;

  . adversely affect the market price of, and the voting and other rights of the holders of, our securities; or

  . impede the ability of the holders of our securities to change our management.

   In addition, our stockholders' agreement, credit facility and indentures for our outstanding public debt contain limitations on our ability to enter into change of control transactions.

   Our business is subject to regulation by the FCC and state regulatory commissions or similar state regulatory agencies in the states in which we operate. The FCC and some states have statutes or regulations that would require an investor who acquires a specified percentage of our securities or the securities of one of our subsidiaries to obtain approval to own those securities from the FCC or the applicable state commission.

Limitation of Liability and Indemnification Matters

   The Delaware General Corporation Law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors' fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, directors must exercise an informed business judgment based on all material information reasonably available to them. In the absence of the limitations authorized by the Delaware statute, directors could be accountable to corporations and their stockholders for monetary damages for conduct that does not satisfy their duty of care. Although the statute does not change directors' duty of care, it enables corporations to limit available relief to equitable remedies such as injunction or rescission. Our certificate of incorporation limits the liability of our directors to Triton or our stockholders to the fullest extent permitted by the Delaware statute. Specifically, the directors will not be personally liable for monetary damages for breach of a director's fiduciary duty as a director, except for liability:

  . for any breach of the director's duty of loyalty to Triton or its stockholders;

  . for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  . under Section 174 of the Delaware General Corporation Law (which relates to the unlawful payment of dividends or unlawful stock purchase or redemption by a corporation); or

  . for any transaction from which a director derived an improper personal benefit.

   The inclusion of this provision in our certificate of incorporation may have the effect of reducing the likelihood of derivative litigation against directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited Triton and its stockholders. In addition, we have purchased directors' and officers' liability insurance coverage for our directors and certain of our officers in amounts customary for similarly situated companies. Under the applicable provisions of the Delaware General Corporation Law, in general, a corporation may indemnify its directors, officers, employees or agents against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with any action, suit or proceedings brought by third parties to which they may be made parties by reason of their being or having been directors, officers, employees or agents and shall so indemnify such persons only if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. Our certificate of incorporation gives us the power to indemnify our officers, directors, employees and agents to the fullest extent permitted by Delaware law. We have entered into indemnification agreements with each of our directors and certain of our executive officers which generally provide for indemnification of the director or executive officer to the fullest extent provided by law.

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling us pursuant to our certificate of incorporation, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                                USE OF PROCEEDS

   Unless we state otherwise in the accompanying prospectus supplement, we intend to use the net proceeds from the sale of the securities offered by us in such prospectus supplement for general corporate purposes, which may include additions to working capital, repayment or redemption of existing indebtedness and financing of capital expenditures and acquisitions. We may borrow additional funds from time to time from public and private sources on both a long-term and short-term basis and may sell commercial paper to fund our future capital and working capital requirements in excess of internally generated funds.

   We will not receive any proceeds from the sale of shares of Class A common stock that may be sold by selling stockholders.

                  RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                         AND PREFERRED STOCK DIVIDENDS

   The following table sets forth our deficiency of earnings to combined fixed charges and preferred stock dividends for the periods indicated. The ratio of earnings to combined fixed charges and preferred stock dividends is computed by dividing the combination of fixed charges and preferred stock dividends into earnings, as defined. Earnings include income before taxes, plus fixed charges, plus amortization of capitalized interest, less capitalized interest costs. Fixed charges include interest expense, capitalized interest, amortization of debt discount, amortization of capitalized expenses related to debt and one-third of rental expense attributable to the interest factor. On this basis, earnings for the periods shown were not adequate to cover fixed charges and preferred stock dividends; therefore, the amount of the deficiency is shown.

                                                            Nine Months Ended
                                    Year Ended December 31,   September 30,
                                    ----------------------- -----------------
                                     1997   1998     1999     1999     2000
                                    ------ ------- -------- -------- --------
                                                 (in thousands)
Deficiency of earnings to combined
 fixed charges and preferred
 dividends......................... $3,961 $42,998 $170,385 $110,616 $139,518

                         DESCRIPTION OF CAPITAL STOCK

   The following description of Triton's capital stock sets forth general terms and provisions of the particular issuance of capital stock to which any prospectus supplement may relate. The prospectus supplement will describe the particular terms of any sale of capital stock and the extent, if any, to which such general provisions will not apply to such sale. The following description also sets forth selected provisions of Triton's second restated certificate of incorporation and amended and restated bylaws. This description is a summary only and is qualified in its entirety by Triton's certificate of incorporation and bylaws, which are incorporated as exhibits to the registration statement of which this prospectus is a part.

   Our authorized capital stock consists of:

  . 580,000,000 shares of common stock, par value $0.01 per share, including:

   (a) 520,000,000 shares designated Class A common stock; and

   (b) 60,000,000 shares designated Class B non-voting common stock; and

  . 70,000,000 shares of preferred stock, par value $0.01 per share, including:

   (a) 1,000,000 shares designated Series A convertible preferred stock;

   (b) 50,000,000 shares designated Series B preferred stock;

   (c) 3,000,000 shares designated Series C convertible preferred stock; and

   (d) 16,000,000 shares designated Series D convertible preferred stock.

   As of September 30, 2000, there were outstanding: 54,067,172 shares of Class A common stock; 8,210,827 shares of Class B non-voting common stock; 786,253 shares of Series A preferred stock; no shares of Series B preferred stock or Series C preferred stock; and 543,683 shares of Series D preferred stock.

Common Stock

   Class A Common Stock. Each holder of Class A common stock is entitled to one vote for each share of Class A common stock on all matters on which stockholders generally are entitled to vote and to all other rights, powers and privileges of stockholders under Delaware law. Upon the dissolution, liquidation or winding up of Triton, after any preferential amounts to be distributed to the holders of the preferred stock then outstanding have been paid or declared and funds sufficient for payment in full have been set apart for payment, the holders of the Class A common stock and the Class B non-voting common stock will be entitled to receive all the remaining assets of Triton legally available for distribution to its stockholders in proportion to the number of shares of common stock held by them.

   Class B Non-Voting Common Stock. The Class B non-voting common stock is identical in all respects to the Class A common stock, except that holders of shares of Class B non-voting common stock shall not have the right to vote on any matters to be voted on by our stockholders. Shares of Class B non-voting common stock are convertible at the option of the holder at any time on a one-for-one basis into shares of Class A common stock, except that shares of Class B non-voting common stock held by J.P. Morgan Investment Corporation are convertible only upon receipt by Triton of a written opinion of counsel to the effect that J.P. Morgan Investment Corporation should not be considered an affiliate of Triton after giving effect to the conversion. In addition, shares of Class B non-voting common stock transferred by J.P. Morgan Investment Corporation to anyone other than its affiliates, after giving effect to the conversion, convert automatically on a one-for-one basis into shares of Class A common stock.

Preferred Stock

   Subject to the approval of the holders of shares of certain series of preferred stock in specified circumstances, Triton may issue preferred stock with such designations, powers, preferences and other rights and qualifications, limitations and restrictions as Triton's board of directors may authorize, including, but not limited to:

  . the distinctive designation of each series and the number of shares that will constitute the series;

  . the voting rights, if any, of shares of the series;

  . the dividend rate on the shares of the series, any restriction, limitation or condition upon the payment of dividends, whether dividends will be cumulative and the dates on which dividends are payable;

  . the prices at which, and the terms and conditions on which, the shares of the series may be redeemed, if the shares are redeemable;

  . the purchase or sinking fund provisions, if any, for the purchase or redemption of shares in the series;

  . any preferential amount payable upon shares of the series in the event of the liquidation, dissolution or winding up of Triton or the distribution of its assets; and

  . the prices or rates of conversion at which, and the terms and conditions on which, the shares of such series may be converted into other securities, if such shares are convertible.

   The table below summarizes the principal terms of our preferred stock:

                      Principal Terms of Preferred Stock

         Terms                Series A          Series B         Series C            Series D
         -----           ------------------- -------------- ------------------- -------------------
Dividends............... Quarterly cash      Same as Series No fixed dividends, Same as Series C
                         dividends at annual A              but participates
                         rate of 10% of the                 with Class A common
                         accreted value of                  stock on an as-
                         Series A, but cash                 converted basis
                         dividend payments
                         may be deferred
                         until June 30, 2008

                         No dividends may be                No dividend or
                         paid on any junior                 distribution may be
                         preferred stock or                 paid on common
                         common stock                       stock unless Series
                         without the consent                C receives a
                         of the Series A                    dividend or
                         holders                            distribution as
                                                            well, payment to be
                                                            based on a formula

Convertibility.......... At the holder's     None           At the holder's     At the holder's
                         option, on or after                option, at any time option, at any time
                         February 4, 2006,                  at a rate of 23     at a rate of one
                         each share of                      shares of Class A   share of Series C
                         Series A preferred                 common stock for    for each share of
                         stock will convert                 each share of       Series D (subject
                         into a number of                   Series C (subject   to anti-dilution
                         shares of Class A                  to anti-dilution    provisions)
                         common stock equal                 provisions)
                         to $100 plus all
                         unpaid dividends on
                         such Series A
                         preferred share
                         divided by the fair
                         market value of a
                         share of Class A
                         common stock

                       Principal Terms of Preferred Stock

         Terms                Series A          Series B         Series C            Series D
         -----           ------------------- -------------- ------------------- -------------------
                                                                                At the holder's
                                                                                option, at any time
                                                                                at a rate of 23
                                                                                shares of Class A
                                                                                common stock for
                                                                                each share of
                                                                                Series D (subject
                                                                                to anti-dilution
                                                                                provisions)

                         Holder may elect,                  Holder may elect,   Holder may elect by
                         by written notice,                 by written notice,  written notice, to
                         to receive shares                  to receive shares   receive shares of
                         of Class B non-                    of Class B non-     Class B non-voting
                         voting common stock                voting common stock common stock
                         instead of Class A                 instead of Class A  instead of Class A
                         common stock                       common stock        common stock

Liquidation
  Preference............ $100 per share plus Same as Series $100 per share      $100 per share
                         all accrued but     A              (subject to         (subject to
                         unpaid dividends,                  customary anti-     customary anti-
                         whether or not                     dilution            dilution
                         declared (subject                  provisions), but    provisions), but
                         to customary anti-                 junior to Series A  junior to Series A
                         dilution                           and Series B and    and Series B and
                         provisions)                        junior to Series D  senior to Series C
                                                            with respect to a   with respect to a
                                                            statutory           statutory
                                                            liquidation         liquidation

Voting.................. Limited class       Limited class  Votes with Class A  Limited class
                         voting rights       voting rights  common stock on an  voting rights
                                                            as-converted basis

                         Entitled to                        Additional class
                         nominate one of the                voting rights
                         Class II directors
                         so long as initial
                         holder owns at
                         least two-thirds of
                         the Series A shares
                         it owned on
                         February 4, 1998

Redemption.............. At our option on or At our option  At our option,      Same as Series C
                         after February 4,   at any time    requires prior
                         2008                               affirmative vote or
                                                            written consent of
                                                            all holders of
                                                            outstanding Series
                                                            C shares, all
                                                            holders of
                                                            outstanding Series
                                                            D shares and any
                                                            other holders of
                                                            capital stock as
                                                            required by the
                                                            certificate of
                                                            incorporation

                         At the holder's     Same as Series
                         option on or after  A
                         February 4, 2018

Anti-Takeover Provisions

   Delaware law, our certificate of incorporation, our bylaws and the stockholders' agreement contain provisions that could have the effect of delaying, deterring or preventing the acquisition of control of Triton by means of changes to our governing documents or a proxy contest.

   Delaware Law. We are subject to the provisions of Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in a broad range of business combinations with interested stockholders for a period of three years following the time that person became an interested stockholder, unless any of the following occurs:

  . the transaction resulting in a person's becoming an interested stockholder, or the business combination, is approved by the board of directors of the corporation before the person becomes an interested stockholder;

  . the interested stockholder acquires 85% or more of the outstanding voting stock of the corporation in the same transaction that makes the person an interested stockholder, excluding shares owned by persons who are both officers and directors of the corporation and shares held by employee stock ownership plans; or

  . on or after the date the person became an interested stockholder, the business combination is approved by the corporation's board of directors and by the holders of at least 66 2/3% of the corporation's outstanding voting stock at a stockholder meeting, excluding shares held by the interested stockholder.

   An interested stockholder is defined as any person that is:

  . the owner of 15% or more of the outstanding voting stock of the corporation; or

  . an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether the person is an interested stockholder.

   Nomination and Election of Directors. Our certificate of incorporation, bylaws and the stockholders' agreement contain provisions which affect the nomination and election of directors to our board. Our board of directors consists of seven directors, and each director serves until his or her successor has been duly elected and qualified, or until his or her earlier death, resignation or removal. Our board of directors is divided into three classes of directors. Each class serves a staggered three-year term. As a result, approximately one-third of the board of directors are elected each year. Generally a director will stand for election only once every three years. The classified board provision could have the effect of discouraging a third party from making a tender offer or otherwise attempting to obtain control of us, even though the attempt might be beneficial to us and our stockholders. In addition, the classified board provision could delay stockholders who do not agree with the policies of the board from removing a majority of the board for two years. Under our certificate of incorporation, as long as AT&T Wireless PCS owns at least two-thirds of the number of shares of Series A preferred stock that it owned on February 4, 1998, it has the exclusive right, voting separately as a single class, to nominate one of the Class II directors. Each of the stockholders party to the stockholders' agreement, other than J. P. Morgan Investment Corporation, has agreed to vote all its shares of Series C preferred stock or Class A common stock held of record by it to cause the election of two directors selected by the cash equity investors and the election of the nominee selected by AT&T Wireless PCS and their continuation in office. Any amendment to our certificate of incorporation must be approved by the affirmative vote of the holders of shares of Series C preferred stock and Class A common stock representing at least two-thirds of the votes entitled to be cast for the election of directors, voting together as a single class, subject to the separate class vote requirements relating to any class or series of preferred stock. Our bylaws may be amended in the same manner as provided in our certificate of incorporation or, alternatively, by a resolution adopted by a majority of our board of directors at any special or regular meeting of the board or by unanimous written consent, although amendments to the provisions regarding election of directors require the approval of the holders of capital stock entitled to nominate any of our directors.

   Other Provisions. Our certificate of incorporation and bylaws provide, in general, that:

  . the directors in office will fill any vacancy or newly created directorship on the board of directors, with any new director to serve for the remaining term of the class of directors to which he is elected, except that any vacancy that was left by a nominee of a stockholder entitled to nominate such nominee will be filled by a new director selected by such holder; and

  . directors may be removed only for cause and only by the affirmative vote of the holders of a majority of the outstanding shares of voting stock cast, at an annual or special meeting or by written consent, except any director nominated by any stockholders having the right to nominate such director may be removed and replaced by such stockholders with or without cause.

   The bylaws also require that stockholders wishing to bring any business, including director nominations, before an annual meeting of stockholders deliver written notice to us not less than 60 days or more than 90 days prior to the date of the annual meeting of stockholders. If, however, less than 70 days' notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder must be delivered to us not later than the close of business on the tenth day following the day on which we publicly announce the date of our annual meeting. The bylaws further require that the notice by the stockholder set forth, among other things:

  . a description of the business to be brought before the meeting, including information with respect to a nominated director;

  . the reasons for conducting the business at the meeting;

  . specific information concerning the stockholder proposing the business and the beneficial owner, if any, on whose behalf the proposal is made;

  . a description of all arrangements and understandings between or among the stockholder delivering the notice and any other person or persons, including any director nominee where applicable, with a material interest in the business to be brought before the meeting; and

  . with respect to notice nominating a director, any other information relating to the director nominee and the nominating stockholder that would be required to be disclosed in a proxy statement or other similar filing with the SEC.

   The foregoing provisions regarding director nomination procedures do not apply to holders of our capital stock who have the right to nominate directors. The provisions of the certificate of incorporation and bylaws relating to removal of directors and advance notice of stockholder proposals may discourage or make more difficult the acquisition of control of us by means of a tender offer, open market purchase, proxy contest or otherwise. These provisions may have the effect of discouraging specific types of coercive takeover practices and inadequate takeover bids and may encourage persons seeking to acquire control of us first to negotiate with the board of directors.

Registration Rights

   Under our stockholders' agreement, dated as of October 27, 1999, among Triton, AT&T Wireless PCS, the selling stockholders and certain other stockholders of Triton, the selling stockholders and the other parties thereto are entitled to certain demand and piggyback registration rights on the terms and conditions set forth in the stockholders' agreement.

Transfer Agent

   The transfer agent and registrar for the Class A common stock is Equiserve (BankBoston).

                   DESCRIPTION OF WARRANTS AND OTHER RIGHTS

   We may issue warrants and other rights to purchase our securities, including rights to receive payment in cash or securities based on the value, rate or price of one or more specified commodities, currencies or indices, or securities of other issuers or any combination of the foregoing. Warrants or rights may be issued independently or together with any securities and may be attached to or separate from such securities. Each series of warrants or rights will be issued under a separate warrant or rights agreement to be entered into between us and a warrant or rights agent. The following description sets forth certain general terms and provisions of the warrants and rights offered hereby. Further terms of the warrants and rights and the applicable warrant or rights agreement will be set forth in the applicable prospectus supplement.

   The applicable prospectus supplement will describe the following terms of any warrants or rights in respect of which this prospectus is being delivered:

  . the title of such warrants or rights;

  . the aggregate number of such warrants or rights;

  . the price or prices at which such warrants or rights will be issued;

  . the currency or currencies, including composite currencies, in which the price of such warrants or rights may be payable;

  . the securities or other securities or rights of ours, including rights to receive payment in cash or securities based on the value, rate or price of one or more specified commodities, currencies or indices, or securities of other issuers or any combination of the foregoing purchasable upon exercise of such warrants or rights;

  . the price at which and the currency or currencies, including composite currencies, in which the securities purchasable upon exercise of such warrants or rights may be purchased;

  . the date on which the right to exercise such warrants or rights shall commence and the date on which such right shall expire;

  . if applicable, the minimum or maximum amount of such warrants or rights which may be exercised at any one time;

  . if applicable, the designation and terms of the securities with which such warrants or rights are issued and the number of such warrants or rights issued with each such security;

  . if applicable, the date on and after which such warrants or rights and the related securities will be separately transferable;

  . information with respect to book-entry procedures, if any;

  . if applicable, a discussion of certain United States Federal income tax considerations; and

  . any other terms of such warrants or rights, including terms, procedures and limitations relating to the exchange and exercise of such warrants or rights.

                             SELLING STOCKHOLDERS

   The following table provides information with respect to the beneficial ownership of our Class A common stock as of December 26, 2000 of each selling stockholder. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. The persons named in this table have sole voting and investment power with respect to all shares of Class A common stock shown as beneficially owned by them, subject to community property laws where applicable and subject to the information contained in the footnotes to this table. The number of shares of Class A common stock outstanding as of the date of this table, December 26, 2000, was 54,096,303.

                                                               Percentage of
                                                               Voting Shares
                            Number of Voting    Number of      Beneficially
                           Shares Beneficially Shares Being        Owned
          Name                    Owned        Offered(11)  Before Offering(12)
          ----             ------------------- ------------ -------------------
Michael E. Kalogris(1)...       3,078,718(9)     184,488            5.69%
Steven R. Skinner(2).....       1,942,906(10)    136,348            3.60%
J.P. Morgan Partners (23A
 SBIC), LLC(3)(4)........      12,270,744        861,130           22.68%
J.P. Morgan Investment
 Corporation(4)(5).......       2,578,772        757,187            4.77%
Desai Capital Management
 Incorporated(6).........      11,902,744        835,305           22.00%
Toronto Dominion Capital
 (U.S.A.), Inc.(7).......       2,975,698        208,827            5.50%
First Union Affordable
 Housing Community
 Development
 Corporation(8)..........       4,079,877        286,315            7.54%
DAG--Triton PCS, L.P.....       1,858,127        130,399            3.43%

--------
(1) Mr. Kalogris is the Chief Executive Officer and Chairman of the Board of Directors of Triton.
(2) Mr. Skinner is the President, Chief Operating Officer and a director of Triton.
(3) An affiliate of J.P. Morgan Partners (23A SBIC), LLC serves as agent and lender under our credit facility. Affiliates of J.P. Morgan Partners (23A
    SBIC), LLC were initial purchasers in our private offering of senior subordinated discount notes in May 1998 and our private offering of senior subordinated notes in January 2001. In addition, Arnold Chavkin, a general partner of an affiliate of J.P. Morgan Partners (23A SBIC), LLC and a vice president of another affiliate of J.P. Morgan Partners (23A SBIC), LLC, is a director of Triton.
(4) J.P. Morgan Partners (23A SBIC), LLC, J.P. Morgan Investment Corporation and Sixty Wall Street SBIC Fund, L.P. are subsidiaries of J.P. Morgan Chase & Co., which is the successor of the merger of The Chase Manhattan Corporation and J.P. Morgan & Co. Incorporated completed on December 31, 2000.
(5) The number of shares beneficially owned by J.P. Morgan Investment Corporation includes 122,663 shares of Class A common stock held by Sixty Wall Street SBIC Fund, L.P., an affiliate of J.P. Morgan Investment Corporation. J.P. Morgan Investment Corporation also owns 8,210,827 shares of Class B non-voting common stock. The number of shares being offered by J.P. Morgan Investment Corporation may include shares offered by Sixty Wall Street SBIC Fund. An affiliate of J.P. Morgan Investment Corporation serves as agent and lender under our credit facility. Affiliates of J.P. Morgan Investment Corporation served as underwriters and received underwriter fees in connection with our initial public offering in October 1999. Affiliates of J.P. Morgan Investment Corporation were initial purchasers in our private offering of senior subordinated discount notes in May 1998 and our private offering of senior subordinated notes in January 2001. In addition, John Watkins, a managing director and officer of an affiliate of J.P. Morgan Investment Corporation, is a director of Triton.
(6) The number of shares beneficially owned by Desai Capital Management Incorporated consists of 5,951,372 shares of Class A common stock held by Private Equity Investors III, L.P., and 5,951,372 shares of Class A common stock held by Equity-Linked Investors-II, each an affiliate of Desai Capital Management Incorporated. The number of shares being offered by Desai Capital Management Incorporated will consist of shares offered by Private Equity Investors III, L.P., Equity Linked Investors-II or both. Under our stockholders' agreement, Desai Capital Management Incorporated has the right to designate a representative to attend the meetings of our board of directors as an observer.

(7) An affiliate of Toronto Dominion Capital (U.S.A.), Inc. serves as agent and lender under our credit facility. An affiliate of Toronto Dominion Capital (U.S.A.) was an initial purchaser in our private offering of senior subordinated notes in January 2001.
(8) The number of shares beneficially owned by First Union Affordable Housing Community Development Corporation includes 475,351 shares held by certain affiliates of First Union Affordable Housing Community Development Corporation. The number of shares being offered by First Union Affordable Housing Community Development Corporation may include shares offered by such affiliates. An affiliate of First Union Affordable Housing Community Development Corporation serves as agent and lender under our credit facility. Affiliates of First Union Affordable Housing Community Development Corporation served as underwriters and received underwriter fees in connection with our initial public offering in October 1999. An affiliate of First Union Affordable Housing Community Development Corporation acted as our exclusive financial advisor in connection with the sale of our personal communications towers to American Tower, L.P. in September 1999.
(9) Includes 449,843 shares of Class A common stock held by Mr. Kalogris as trustee under an amended and restated common stock trust agreement for management employees and independent directors, dated June 26, 1998, under which Triton will distribute Class A common stock to management employees and independent directors. 1,282,076 of the 2,628,875 shares of Class A common stock directly held by Mr. Kalogris are subject to forfeiture in accordance with Mr. Kalogris' employment agreement over a five-year period.
(10) 961,557 of the 1,942,906 shares of Class A common stock are subject to forfeiture according to the terms of Mr. Skinner's employment agreement.
(11) Registration of these shares does not necessarily mean that a selling stockholder will sell all or any of these shares.
(12) Because each selling stockholder may sell all or some of the shares registered on its behalf, no estimate can be given as to the amount and percentage of the Class A common stock to be owned by such selling stockholder after completion of the offering.

   Under our stockholders' agreement, certain of our stockholders, including the selling stockholders, have agreed not to transfer any shares of common stock until February 4, 2001. In order for the selling stockholders to sell their shares of Class A common stock prior to February 4, 2001, the stockholders' agreement would either need to be amended or the selling stockholders would need to receive a waiver of these restrictions from the other parties to the stockholders' agreement.

                             PLAN OF DISTRIBUTION

   Triton and any selling stockholder may sell securities to one or more underwriters or dealers for public offering and sale by them, or it may sell the securities to investors directly or through agents. The selling stockholders may also distribute securities through one or more special purpose trusts, which will enter into forward purchase arrangements with selling stockholders and distribute their own securities. The accompanying prospectus supplement will set forth the terms of the offering and the method of distribution and will identify any firms acting as underwriters, dealers or agents in connection with the offering, including:

  . the number of shares of Class A common stock to be sold by each selling stockholder;

  . the name or names of any underwriters;

  . the purchase price of the securities;

  . any underwriting discounts and other items constituting underwriters' compensation;

  . any public offering price and the net proceeds we or the selling stockholders will receive from such sale;

  . any discounts or concessions allowed or reallowed or paid to dealers; and

  . any securities exchange or market on which the securities offered in the prospectus supplement may be listed.

   Only those underwriters identified in such prospectus supplement are deemed to be underwriters in connection with the securities offered in the prospectus supplement.

   Triton or any selling stockholder may distribute securities from time to time in one or more transactions at a fixed price or prices, which may be changed, or at prices determined as the prospectus supplement specifies. Triton or any selling stockholder may sell securities through a rights offering, forward contracts or similar arrangements. In connection with the sale of the securities, underwriters, dealers or agents may be deemed to have received compensation from Triton or the selling stockholders in the form of underwriting discounts or commissions and also may receive commissions from securities purchasers for whom they may act as agent. Underwriters may sell the securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for whom they may act as agent. Some of the underwriters, dealers or agents who participate in the securities distribution may engage in other transactions with, and perform other services for, Triton and its subsidiaries in the ordinary course of business.

   Any underwriting discounts or other compensation which we pay to underwriters or agents in connection with the securities offering, and any discounts, concessions or commissions which underwriters allow to dealers, will be set forth in the prospectus supplement. Selling stockholders, underwriters, dealers and agents participating in the securities distribution may be deemed to be underwriters, and any discounts and commissions they receive and any profit they realize on the resale of the securities may be deemed to be underwriting discounts and commissions under the Securities Act of 1933. The maximum discount or commission to be paid to any member of the NASD or any independent broker-dealer for the sale of the shares will not exceed 8%. Underwriters and their controlling persons, dealers and agents may be entitled, under agreements entered into with Triton, selling stockholders or both, to indemnification against and contribution toward specific civil liabilities, including liabilities under the Securities Act.

   We will not receive any proceeds from the sale of shares of Class A common stock by the selling stockholders. We will, however, bear certain expenses in connection with the registration of the securities being offered under this prospectus by the selling stockholders, including costs incidental to the offering and sale of the securities to the public, other than commissions and discounts of underwriters, dealers or agents and any transfer taxes.

                                 LEGAL MATTERS

   Dow, Lohnes & Albertson, PLLC, Washington, D.C., will pass upon the validity of the securities offered hereby for Triton, and Kleinbard, Bell & Brecker LLP, Philadelphia, Pennsylvania, will pass upon the validity of the shares of Class A common stock offered by the selling stockholders. Certain members of Dow, Lohnes & Albertson, PLLC and Kleinbard, Bell & Brecker LLP own shares of Holdings' Class A common stock.

                                    EXPERTS

   The consolidated financial statements of Triton PCS Holdings, Inc. incorporated in this prospectus by reference to the Annual Report on Form 10-K of Triton PCS Holdings, Inc. for the year ended December 31, 1999, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

   The audited financial statements of Vanguard Cellular Systems of South Carolina, Inc., as of December 31, 1996 and 1997 and for the three years in the period ended December 31, 1997, incorporated in this prospectus by reference from Holdings' Current Report on Form 8-K, dated November 9, 2000, have been audited by Arthur Andersen LLP, independent public accountants, as stated in their report, which is incorporated herein by reference with respect to those financial statements, and have been so incorporated in reliance upon the authority of said firm as experts in accounting and auditing in giving that report.

                      WHERE YOU CAN FIND MORE INFORMATION

   Triton is subject to the informational requirements of the Securities Exchange Act of 1934 and files reports, proxy statements and other information with the Securities and Exchange Commission. Our Securities and Exchange Commission filings are available over the Internet at the Securities and Exchange Commission's web site at http://www.sec.gov. You also may read and copy any document that we file at the Securities and Exchange Commission's public reference rooms located at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Securities and Exchange Commission located at 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 or obtain copies of such materials by mail. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges, as well as the Public Reference Section's charges for mailing copies of the documents that we have filed.

                     INFORMATION INCORPORATED BY REFERENCE

   Triton files periodic reports with the Securities and Exchange Commission. Securities and Exchange Commission rules permit Triton to incorporate these filings by reference into this prospectus. By incorporating Triton's Securities and Exchange Commission filings by reference, the following documents are made a part of this prospectus:

  . Triton's quarterly reports on Form 10-Q for the quarters ended March 31, 2000, June 30, 2000 and September 30, 2000;

  . Triton's annual report on Form 10-K for the year ended December 31, 1999;

  . Triton's amended report on Form 10-K/A for the year ended December 31, 1999;

  . Triton's definitive proxy statement for the 2000 annual meeting of stockholders, dated April 7, 2000;

  . Triton's registration statement on Form 8-A filed on September 23, 1999;

  . Triton's Current Report on Form 8-K, dated November 1, 2000;

  . Triton's Current Report on Form 8-K, dated November 9, 2000; and

  . Triton's Current Report on Form 8-K, dated January 12, 2001.

   All documents which Triton will file with the Securities and Exchange Commission, under the terms of Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this prospectus and prior to the termination of any offering of securities offered by this prospectus shall be deemed to be incorporated by reference in, and to be a part of, this prospectus from the date such documents are filed. Triton's Securities and Exchange Commission file number for Exchange Act documents is 1-15325. Triton will provide without charge, to any person who receives a copy of this prospectus and the accompanying prospectus supplement, upon such recipient's written or oral request, a copy of any document this prospectus incorporates by reference, other than exhibits to such incorporated documents, unless such exhibits are specifically incorporated by reference in such incorporated document. Requests should be directed to:

                               Daniel E. Hopkins
                     Vice President of Finance & Treasurer
                           Triton PCS Holdings, Inc.
                               1100 Cassatt Road
                          Berwyn, Pennsylvania 19312
                           Telephone: (610) 651-5900

   Any statement contained in this prospectus or in a document incorporated in, or deemed to be incorporated by reference to, this prospectus shall be deemed to be modified or superseded, for purposes of this prospectus, to the extent that a statement contained in:

  . the prospectus;

  . the accompanying prospectus supplement; or

  . any other subsequently filed document which also is incorporated by reference in, or is deemed to be incorporated by reference to, this prospectus;

modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

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